2007 NOV 27 A 10:34

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07028207

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

November 21, 2007

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its Interim Report 3/2007.

Please contact the left undersigned by calling +49 511 5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

G. Bödeker
Gabriele Bödeker
Senior IR Manager
Corporate Communications

G. Bommersbach
Gabriele Bommersbach
Assistant
Corporate Communications

dlw 11/27

Zwischenbericht 3/2007

hannover rück

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2007					2006		
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.	31.12.
Ergebnis								
Gebuchte Bruttoprämie	4.491,6	1.934,8	-12,7 %	6.426,3	-11,1 %	2.215,1	7.227,7	
Verdiente Nettoprämie	3.705,2	1.785,9	+10,3 %	5.491,1	+4,5 %	1.619,7	5.256,4	
Versicherungstechnisches Ergebnis	-92,1	-27,9	-69,7 %	-119,9	-23,8 %	-92,0	-157,4	
Kapitalanlageergebnis	579,9	267,6	-14,6 %	847,6	+6,3 %	313,4	797,3	
Operatives Ergebnis (EBIT)	467,7	222,6	+11,4 %	690,3	+14,3 %	199,8	603,6	
Konzernüberschuss	293,0	296,3	+139,9 %	589,3	+55,0 %	123,5	380,1	
Bilanz								
Haftendes Kapital	4.824,1			5.136,8	+5,3 %			4.878,4
Eigenkapital	2.976,4			3.212,7	+10,9 %			2.897,8
Anteile anderer Gesellschafter	474,7			551,2	-9,4 %			608,6
Hybridkapital	1.373,0			1.372,9	+0,1 %			1.372,0
Kapitalanlagen (inkl. Depotforderungen)	29.190,6			28.998,1	+1,6 %			28.538,1
Bilanzsumme	39.154,8			37.974,1	-8,2 %			41.386,4
Aktie								
Ergebnis je Aktie (verwässert) in EUR	2,43	2,46		4,89		1,02	3,15	
Buchwert je Aktie in EUR	24,68			26,64	+10,9 %		23,60	24,03
Aktienkurs zum Quartalsende in EUR	35,95	35,58	+7,3 %	35,58	+1,4 %	33,17	33,17	35,08
Dividende	–	–		–		–	–	193,0
Dividende je Aktie in EUR	–	–		–		–	–	1,60
Marktkapitalisierung	4.335,5			4.290,8	+1,4 %		4.000,2	4.230,5
Kennzahlen								
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung [1]	101,9 %	97,9 %		100,6 %		103,3 %	100,5 %	
Großschäden in Prozent der verdienten Nettoprämie [2]	9,2 %	3,4 %		7,6 %		1,2 %	2,6 %	
Selbstbehalt	85,8 %	87,9 %		86,4 %		74,7 %	76,3 %	
Kapitalanlagenrendite	4,9 %	4,4 %		4,7 %		5,5 %	4,5 %	
EBIT-Rendite [3]	12,6 %	12,5 %		12,6 %		12,3 %	11,5 %	
Eigenkapitalrendite (nach Steuern)	19,9 %	38,3 %		25,7 %		18,3 %	18,6 %	

[1] Einschließlich Depotzinsen
[2] Naturkatastrophen und sonstige Großschäden > 5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns
[3] Operatives Ergebnis (EBIT)/verdiente Nettoprämie

Wilhelm Zeller
Vorsitzender
des Vorstands



Verehrte Aktionäre,
sehr geehrte Damen und Herren,

ich freue mich, dass wir unsere positive Geschäftsentwicklung des ersten Halbjahres mit einem sehr guten Ergebnis für das dritte Quartal fortsetzen konnten. Wie Sie wissen, ist dieses Quartal angesichts der erhöhten Wirbelsturmaktivität naturgemäß ein besonders kritisches. Und obwohl die Sturmsaison in der Karibik und in Ostasien noch bis Ende November anhält, sind nunmehr die kritischsten Monate vorüber, und unsere Gewinnprognose für 2007 wird immer stabiler: Mit dem vorliegenden Ergebnis, das auch durch einen positiven Sondereffekt aus der Unternehmenssteuerreform geprägt ist, verfügt Ihre Gesellschaft über eine außerordentlich gute Ausgangsbasis, um das Gewinnziel – eine Eigenkapitalrendite von mindestens 15 Prozent nach Steuern – auf mindestens 20 Prozent anzuheben. Vorbehaltlich der Gremienzustimmungen sollte damit eine erneut erhöhte Dividende möglich sein.

Die Marktbedingungen in der *Schaden-Rückversicherung*, unserem größten Geschäftsfeld, sind weiterhin günstig. Auch wenn sich in den unterjährigen Vertragserneuerungsrunden gezeigt hat, dass der Zenit des „harten" Marktes überschritten und mit Preisreduzierungen zu rechnen ist, bleibt das Geschäft in der Schaden-Rückversicherung attraktiv. Nach acht aufeinanderfolgenden Jahren stetiger Preisanstiege sind die Raten auf einem gut auskömmlichen Niveau angelangt.

Ihre Gesellschaft ist zudem bestens aufgestellt, um den Herausforderungen eines weicher werdenden Marktes zu begegnen: In der zyklusgeprägten Schaden-Rückversicherung betreiben wir seit vielen Jahren ein konsequentes Zyklusmanagement, d. h. in Phasen eines Aufschwungs erhöhen wir unseren Marktanteil, im Abschwung – in den wir nun eintreten – reduzieren wir ihn und spüren gleichzeitig Markt- und Produktnischen auf. Wie Sie wissen, betreiben wir unser Geschäft mit einem strikten Fokus auf Profitabilität; insbesondere in einem weicher werdenden Markt ist dies von hoher Bedeutung. Dank unserer strategischen Ausrichtung als „Multi-Spezialist" sind wir nicht nur bestens diversifiziert, sondern auch in der Lage, auf entsprechende Marktentwicklungen flexibel zu reagieren.

Durch die Erhöhung unserer Beteiligung an der E+S Rück, die im Konzern exklusiv für das Deutschlandgeschäft zuständig ist, können wir noch besser die Chancen im attraktiven deutschen Markt nutzen. Darüber hinaus haben wir u. a. unseren Fokus auf die islamkonforme Rückversicherung, auf Geschäft in Zentral- und Osteuropa sowie auf die weltweite Kredit- und Kautionsrückversicherung gerichtet, wo wir ebenfalls profitables Wachstum erwarten.

Dennoch verlassen wir uns nicht allein auf günstige Marktbedingungen. Das Thema Risikomanagement stellt für uns einen Grundpfeiler unserer Strategie dar: So haben wir unsere

Spitzenrisiken für Katastrophenschäden weiter reduziert und auch mittels der bereits im ersten Quartal berichteten neuen Kapitalmarkttransaktionen Vorsorge getroffen, damit außergewöhnliche Großschäden unsere Kapitalbasis nicht belasten. Neben traditionellen Deckungen verfügen wir somit über vielfältige Absicherungen im Rahmen des alternativen Risikotransfers. Unsere Strategie, verstärkt Versicherungsrisiken in den Kapitalmarkt zu transferieren, werden wir auch weiterhin verfolgen.

Außerordentlich zufrieden bin ich mit der Entwicklung unseres zweiten Geschäftsfelds: der *Personen-Rückversicherung*. Hier sind die Wachstums- und Ertragschancen sehr gut. Unser „Fünf-Säulen-Modell" stellt eine exzellente Plattform für ein nachhaltiges zweistelliges Wachstum dar. Neben der traditionellen Lebens- und Krankenrückversicherung sind die Finanzierung von Neu- und Bestandsgeschäft, die Entwicklung neuer Märkte und Produkte, Bancassurance und Partnerschaften mit großen multinationalen Kunden die Eckpfeiler unserer Strategie. Auch in der Personen-Rückversicherung setzen wir auf den wachstumsstarken Markt der islamkonformen (Rück-)Versicherung. Hier – aber nicht nur hier – bieten wir unseren Kunden neben dem Risikotransfer auch die Gestaltung von neuen Produkten an. Nicht unerwähnt lassen möchte ich auch die Wachstumspotenziale, die sich aus der privaten Altersvorsorge für die Rentenversicherung ergeben. Alles in allem herrschen somit gute Aussichten für unser Geschäftsfeld Personen-Rückversicherung. Unser Ziel, eine EBIT-Rendite von über fünf Prozent zu erreichen, haben wir auch zum 30. September 2007 wieder weit übertroffen.

Die Kapitalmärkte waren im dritten Quartal von Nervosität und damit einhergehender hoher Volatilität geprägt. Unser konservativ ausgerichtetes, diversifiziertes Portfolio war von der Krise im Kredit- und US-Immobilienbereich fast nicht betroffen. Auf Grund der erneut leicht gestiegenen Portfolio-Durchschnittsrenditen konnten wir wieder ein deutlich höheres laufendes Kapitalanlageergebnis erzielen. Der am Kapitalanlagevolumen gemessen niedrige Abschreibungsbedarf betrug auf Grund des sehr geringen Bestandes an Wertpapieren im US-Hypothekenmarkt lediglich 4,6 Mio. EUR.

Nachdem die Hannover Rück-Aktie im Verlauf des zweiten Quartals deutlich zulegen konnte, begann das dritte Quartal schwächer; hier zeigte sich eine Zurückhaltung der Investoren auf Grund vermuteter Wirbelsturmrisiken, und auch die Turbulenzen, die durch die US-amerikanische Hypothekenkrise ausgelöst wurden, gingen an unserem Aktienkurs nicht spurlos vorüber. Ende September zog der Aktienkurs wieder an, und ich bin zuversichtlich, dass sich das Gewinnpotenzial Ihrer Gesellschaft in der nächsten Zeit durch weiter steigende Kurse manifestieren wird.

Für Ihr Vertrauen in die Hannover Rück danke ich Ihnen – auch im Namen aller meiner Vorstandskollegen – sehr herzlich. Unser oberstes Ziel ist und bleibt es, Ihre Gesellschaft weiterhin profitabel und sicher in die Zukunft zu führen.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1)2)] Berg	Vorsitzender
Dr. Klaus Sturany [1)] Dortmund	Stellv. Vorsitzender (seit 3. Mai 2007)
Herbert K. Haas [1)2)] Burgwedel	
Uwe Kramp [3)] Hannover (seit 3. Mai 2007)	
Karl Heinz Midunsky Gauting	
Ass. jur. Otto Müller [3)] Hannover	
Dr. Immo Querner Ehlershausen	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte (bis 3. Mai 2007)	
Dr. Erhard Schipporeit [2)] Hannover (seit 3. Mai 2007)	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt (bis 3. Mai 2007)	
Gert Waechtler [3)] Großburgwedel (seit 3. Mai 2007)	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Das dritte Quartal 2007 war von Turbulenzen an den Kapitalmärkten geprägt. Nach einer sehr positiven Entwicklung im ersten Halbjahr 2007 brachen die Kurse an den weltweiten Aktienmärkten zu Beginn des dritten Quartals ein. Der Dax verzeichnete am 16. Juli 2007 noch sein Jahreshoch bei 8.106 Zählern, welches der höchste Stand seit sieben Jahren war. Der MDax hatte sein Jahreshoch am 9. Juli 2007 mit 11.378 Zählern. Dann aber überwog die Risikoscheu der Anleger, und die Kurse gaben nach – nicht nur am deutschen Aktienmarkt, sondern weltweit. Schuld waren schlechte Nachrichten aus den USA. So belasteten mehrere Gewinnwarnungen Anfang Juli das dortige Marktgeschehen. Des Weiteren kündigten Ratingagenturen wie Standard & Poor's und Moody's an, ihre Ratings für Anleihen, welche mit zweitklassigen Hypotheken besichert sind, zu senken. Die so genannte Subprime-Krise war im vollen Gange. Die Ereignisse rund um den US-Hypothekenmarkt haben das Marktgeschehen an den globalen Kapitalmärkten im Juli und August dieses Jahres dominiert. Weltweit gerieten Hedgefonds und auch Banken in Liquiditätsprobleme. Um die Finanzmärkte zu beruhigen, griffen rund um den Globus die Notenbanken ein. Sie stellten zusätzliche Liquidität bereit, um die Funktionsfähigkeit der Märkte sicherzustellen.

Mitte August erreichten die deutschen Indexwerte Dax und MDax ihr Jahrestief. Der Dax hatte in den vier Wochen seit dem Jahreshöchststand 10 % verloren und schloss am 16. August 2007 mit 7.270 Zählern. Der MDax gab sogar um 16 % nach und schloss am gleichen Tag mit einem Jahrestief von 9.508 Punkten. Der deutsche Aktienmarkt beruhigte sich dann Ende August wieder und wies nur Mitte September noch vereinzelt kleinere Kursrückgänge auf, welche aber auf Gewinnmitnahmen zurückzuführen waren. Das dritte Quartal beschloss der Dax mit 7.862 und der MDax mit 10.335 Zählern.

Kursentwicklung der Hannover Rück-Aktie im Vergleich zu gängigen Indizes und zum ABN Amro Global Reinsurance Index



in %
250
225
200
175
150
125
100
75
50
2. Januar 2004
2. April 2004
2. Juli 2004
2. Oktober 2004
2. Januar 2005
2. April 2005
2. Juli 2005
2. Oktober 2005
2. Januar 2006
2. April 2006
2. Juli 2006
2. Oktober 2006
2. Januar 2007
2. April 2007
2. Juli 2007
28. September 2007
Hannover Rück-Aktie
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

Auch die Hannover Rück-Aktie blieb von den allgemeinen Turbulenzen an den Kapitalmärkten nicht verschont. Nach einem guten Verlauf im ersten Halbjahr und einem Kurs von rund 36 EUR Ende Juni musste die Hannover Rück-Aktie im Juli ebenfalls einen Kurseinbruch hinnehmen und schloss am 10. August 2007 mit einem Jahrestiefstkurs von 30,75 EUR, was einem Kursverlust von rund 16 %,

bezogen auf den 30. Juni 2007, entspricht. Obwohl die Hannover Rück selbst nicht nennenswert in Subprimes investiert ist, geriet die Aktie unter Verkaufsdruck. Generelles Misstrauen in Finanztitel löste Überreaktionen am Markt aus. Die Hannover Rück-Aktie konnte sich aber recht schnell wieder erholen; trotz vereinzelter Gewinnmitnahmen lag der Kurs zum Quartalsende bereits wieder bei 35,58 EUR und damit auf dem Stand vom Halbjahresschluss 2007.

Neben der kurzfristigen Betrachtung der Aktienentwicklung ist für uns ein mittelfristiger Performance-Vergleich weitaus wichtiger.

Es ist unser strategisches Ziel, den ABN Amro Rothschild Global Reinsurance Index im gleitenden Drei-Jahres-Durchschnitt zu übertreffen. Zum 30. September 2007 hat unsere Aktie dieses Ziel knapp verfehlt. Während der Index eine Wertentwicklung von 48,1 % aufwies, blieb unsere Aktie mit einer Performance von 46,4 % 1,7 Prozentpunkte hinter dem Index zurück.

Die Investor-Relations-Tätigkeit umfasste im dritten Quartal wiederum zahlreiche Roadshows und Telefonkonferenzen mit Analysten und Investoren. Aber auch persönliche Gespräche mit Analysten und Investoren in Hannover gehören zum täglichen Geschäft und wurden besonders im dritten Quartal zahlreich wahrgenommen. Bei einem Kurs der Hannover Rück-Aktie von rund 36 EUR und den derzeitigen Gewinnaussichten für das Jahr 2007 messen die Analysten der Aktie einen fairen Wert zwischen 37 EUR und 41,50 EUR zu.

Angaben zur Aktie

in EUR	30.9.2007	2006	2005	2004	2003 [1]	2002 [1]
Ergebnis je Aktie (verwässert)	4,89	4,27	0,41	2,32	3,24	2,75
Ausschüttung je Aktie	–	1,60	–	1,00	0,95	0,85

[1] Auf US GAAP-Basis

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	50,2 % Talanx AG 49,8 % Streubesitz
Grundkapital zum 30. September 2007:	120.597.134,00 EUR
Zahl der Aktien zum 30. September 2007:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. September 2007:	4.290,8 Mio. EUR

Geschäftsverlauf

Mit dem Verlauf des dritten Quartals 2007 sind wir sehr zufrieden. Die Ergebnisse unserer beiden Geschäftsfelder Schaden- und Personen-Rückversicherung bilden eine außerordentlich gute Ausgangsbasis, um unser Jahresgewinnziel – eine Eigenkapitalrendite von mindestens 15 % – auf mindestens 20 % anzuheben.

Der Verkauf unserer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. ist zum 31. Mai 2007 erfolgt. Gemäß IFRS 5 haben wir ihr Ergebnis in der Gewinn- und Verlustrechnung in einer separaten Zeile ausgewiesen (Überschuss aus aufgegebenen Geschäftsbereichen). Um die Vergleichbarkeit sicherzustellen, haben wir die Zahlen der Vorjahresperiode entsprechend angepasst.

Die gebuchte Bruttoprämie für das Gesamtgeschäft betrug zum 30. September 2007 6,4 Mrd. EUR (7,2 Mrd. EUR). Dies bedeutet einen Rückgang von 11,1 % gegenüber der Vergleichsperiode. Ausschlaggebend hierfür waren der Verkauf der Praetorian und der damit zusammenhängende Rückzug der Clarendon aus dem aktiven Spezialgeschäft. Trotz des Wachstums in der Personen-Rückversicherung konnte dieser Effekt nicht voll kompensiert werden. Bei konstanten Währungskursen hätte der Rückgang 8,0 % betragen. Der Selbstbehalt erhöhte sich auf Grund niedrigerer Retrozessionen auf 86,4 % (76,3 %), sodass die Nettoprämie um 4,5 % auf 5,5 Mrd. EUR (5,3 Mrd. EUR) stieg.

Die Kapitalanlagen entwickelten sich sehr zufrieden stellend. Der relativ geringe Anstieg der selbst verwalteten Kapitalanlagen resultiert hauptsächlich aus der kompensierenden Wirkung der US-Dollar-Entwicklung im Zusammenhang mit moderaten Mittelzuflüssen. Dennoch verbesserten sich die ordentlichen Kapitalanlageerträge ohne Depotzinsen gegenüber dem Vorjahreswert von 567,6 Mio. EUR auf 627,3 Mio. EUR. Dies ist vor allem auf eine gestiegene Durchschnittsrendite in den Portefeuilles zurückzuführen. Zusammen mit realisierten Gewinnen im Aktienbereich konnte ein um 5,8 % verbessertes Ergebnis aus selbst verwalteten Kapitalanlagen erzielt werden. Der Netto-Depotzinsertrag stieg um 8,4 %, sodass sich das Netto-Kapitalanlageergebnis um erfreuliche 6,3 % auf 847,6 Mio. EUR (797,3 Mio. EUR) erhöhte. Die positive Entwicklung der Aktienmärkte konnte die Renditeanstiege im festverzinslichen Euro-Bereich sowie im weltweiten Kreditbereich nicht vollständig kompensieren, sodass die unrealisierten Gewinne und Verluste im Konzernportefeuille gesunken sind.

Das operative Ergebnis (EBIT) stieg zum 30. September 2007 um 14,3 % auf 690,3 Mio. EUR (603,6 Mio. EUR). Der Konzernüberschuss erhöhte sich um 55,0 % auf 589,3 Mio. EUR (380,1 Mio. EUR). Hierin ist eine Reduzierung der latenten Steuern in Höhe von 179,0 Mio. EUR (nach Anteilen anderer Gesellschafter) infolge der Unternehmenssteuerreform enthalten. Aber auch ohne diesen Sondereffekt wäre das Ergebnis außerordentlich zufrieden stellend ausgefallen. Der Gewinn je Aktie beträgt 4,89 EUR (3,15 EUR). Dies entspricht einer annualisierten Eigenkapitalrendite von 25,7 %. Auch ohne den positiven Effekt aus der Unternehmenssteuerreform würde die Eigenkapitalrendite sehr gute 17,9 % betragen.

Auch unsere Finanzkraft zeigt sich weiterhin sehr stabil; die Bilanzstruktur hat sich weiter verbessert. Das Eigenkapital erhöhte sich gegenüber dem Stand vom 31. Dezember 2006 um 314,8 Mio. EUR und beträgt nun 3,2 Mrd. EUR. Entsprechend hat auch der Buchwert je Aktie um 10,9 % zugelegt. Das gesamte haftende Kapital, bestehend aus Eigenkapital, Anteilen anderer Gesellschafter und Hybridkapital, beläuft sich auf 5,1 Mrd. EUR (4,9 Mrd. EUR).

Ein wichtiges Thema bleibt für uns das Risikomanagement: Im Rahmen unseres quantitativen Risikomanagements werden die wichtigsten Risiken der Schaden-Rückversicherung, wie das Reserve- und das Naturkatastrophenrisiko, mit modernsten Methoden aktuariell bewertet. Im Mittelpunkt des qualitativen Risikomanagements stehen ein permanentes Monitoring und Controlling aller Risiken; dabei werden insbesondere auch operationale Risiken beobachtet, bewertet und durch geeignete Maßnahmen reduziert.

Unsere Strategie, verstärkt Versicherungsrisiken in den Kapitalmarkt zu transferieren, verfolgen wir auch weiterhin. Wir schaffen damit eine bessere Diversifizierung unseres Schutzdeckungsprogramms und verringern so unsere Kosten für teure Rückversicherungsdeckungen. In Zukunft werden wir darüber hinaus auch Kapitalmarktverbriefungen für andere Unternehmen strukturieren und haben zu diesem Zweck eine eigene Abteilung gegründet.

Schaden-Rückversicherung

Die Marktsituation in der Schaden-Rückversicherung ist nach acht aufeinanderfolgenden Jahren von Ratenerhöhungen weiterhin günstig. Auch wenn die Vertragserneuerungen zum 1. Januar 2007 sowie die unterjährigen Erneuerungsrunden gezeigt haben, dass der Zenit des „harten" Marktes in der Schaden-Rückversicherung mittlerweile überschritten ist, fielen die Verhandlungen insgesamt zufrieden stellend aus.

Das Entscheidende dabei ist, dass die Raten in den meisten Segmenten auf einem gut auskömmlichen Niveau angelangt und die Geschäftsaussichten somit weiterhin vielversprechend sind. Lediglich in einigen Sparten wie etwa dem US-Haftpflichtgeschäft, hier insbesondere bei der Managerhaftpflichtversicherung, erscheinen uns Preise und Konditionen dem eingegangenen Risiko nicht angemessen. Wir haben hier entsprechend reagiert und unser Geschäftsvolumen reduziert. Im Sachgeschäft dagegen war die Situation trotz leichter Ratenrückgänge immer noch auskömmlich. Auch wenn insgesamt die Preise leicht zurückgehen, ist ihr Niveau zum überwiegenden Teil noch immer attraktiv. Im amerikanischen Sach-Katastrophengeschäft verblieben die Raten auf ihrem hohen Niveau; lediglich in einzelnen Bereichen waren Reduzierungen zu verzeichnen.

In den Erneuerungsrunden hat sich wiederum bestätigt, dass Zedenten dem Rating der Rückversicherer – insbesondere für lang abwickelndes Haftpflichtgeschäft – eine große Bedeutung beimessen. Hiervon konnten wir dank unserer sehr guten Ratingbeurteilungen in besonderem Maße profitieren.

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2007					2006	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	2.964,4	1.137,8	-24,9 %	4.102,3	-21,8 %	1.515,0	5.244,9
Verdiente Nettoprämie	2.328,5	1.062,9	+1,7 %	3.391,3	-4,7 %	1.045,0	3.557,7
Versicherungstechnisches Ergebnis	-56,1	5,8	-116,5 %	-50,3	+0,0 %	-35,4	-50,3
Kapitalanlageergebnis	411,8	174,1	-25,9 %	586,0	+4,6 %	235,1	560,1
Operatives Ergebnis (EBIT)	321,5	131,7	-18,5 %	453,2	-2,6 %	161,6	465,3
Konzernüberschuss	241,4	152,4	+32,9 %	393,8	+17,5 %	114,7	335,2
Ergebnis je Aktie in EUR	2,00	1,27	+32,9 %	3,27	+17,5 %	0,95	2,78
Selbstbehalt	83,3 %	85,4 %		83,9 %		71,2 %	72,6 %
Kombinierte Schaden-/Kostenquote [1]	101,9 %	97,9 %		100,6 %		103,3 %	100,5 %

[1] *Einschließlich Depotzinsen*

Wichtige Stellschrauben unseres Underwritings sind ein aktives Zyklusmanagement und unsere opportunistische Zeichnungspolitik, derzufolge wir uns auf jene Segmente konzentrieren, die die höchste Profitabilität versprechen. Hierzu zählen u. a. das Sach-Katastrophengeschäft, die weltweite

Kredit- und Kautionsversicherung, die Transportversicherung oder die Märkte Zentral- und Osteuropas. Im profitablen deutschen Markt konnten wir dank neuer Geschäftsverbindungen unseren Anteil als einer der führenden Rückversicherer ausbauen.

Angesichts des enormen Wachstumspotenzials auf den weltweiten islamischen Versicherungsmärkten verfolgen wir über unsere Tochtergesellschaft in Bahrain konsequent den Auf- und Ausbau dieses Geschäfts. Nach der erfolgreichen Gründung der Hannover ReTakaful im vergangenen Jahr haben wir im dritten Quartal ebenfalls im Königreich Bahrain nun auch eine Niederlassung der Hannover Rück gegründet, die sich exklusiv auf die traditionelle Rückversicherung in dieser Region konzentrieren wird. Angesichts dieser Konzentration unserer Aktivitäten in der arabischen Welt profitieren unsere Kunden von einer noch größeren Marktnähe und können alle Dienstleistungen an einem Standort abrufen.

Insgesamt sind wir mit der Entwicklung unseres Geschäftsfelds Schaden-Rückversicherung sehr zufrieden. Das Bruttoprämienvolumen zum 30. September 2007 ging gegenüber der Vergleichsperiode erwartungsgemäß um 21,8 % auf 4,1 Mrd. EUR (5,2 Mrd. EUR) zurück. Dies resultiert im Wesentlichen aus dem Verkauf der Praetorian und der Schwäche des US-Dollars. Bei konstanten Währungskursen, insbesondere gegenüber dem US-Dollar, hätte der Rückgang 19,0 % betragen. Angesichts eines deutlich erhöhten Selbstbehalts von 83,9 % (72,6 %), der im Wesentlichen vom Abbau der Vorzeichnungen der Clarendon für die Praetorian getrieben ist, reduzierte sich die verdiente Nettoprämie nur um 4,7 % auf 3,4 Mrd. EUR (3,6 Mrd. EUR).

Schadenseitig verlief das dritte Quartal recht zufrieden stellend. Wir hatten eine Reihe kleinerer Naturkatastrophen zu verzeichnen – darunter Hurrikan „Dean" mit einer Belastung von unter 10 Mio. EUR – sowie zwei Luftfahrtschäden. Insgesamt belief sich die Großschadenbelastung im dritten Quartal auf 35,7 Mio. EUR. Für die ersten neun Monate betrug die Netto-Großschadenbelastung 259,2 Mio. EUR. Dieser Wert entspricht 7,6 % der Nettoprämie in der Schaden-Rückversicherung und liegt damit im langjährigen Durchschnitt von 8 %. Die kombinierte Schaden-/Kostenquote beträgt 100,6 % (100,5 %).

Das versicherungstechnische Ergebnis lag zum 30. September 2007 mit -50,3 Mio. EUR auf Vorjahresniveau. Das operative Ergebnis (EBIT) in der Schaden-Rückversicherung verringerte sich um 2,6 % auf 453,2 Mio. EUR (465,3 Mio. EUR). Der Konzernüberschuss stieg um 17,5 % auf 393,8 Mio. EUR (335,2 Mio. EUR). Das Ergebnis je Aktie betrug 3,27 EUR (2,78 EUR).

Personen-Rückversicherung

In der Personen-Rückversicherung betreiben wir das Geschäft gemäß unserem „5-Säulen-Modell":

- Finanzierung von Neu- und Bestandsgeschäft,
- Entwicklung neuer Märkte und Produkte (wie beispielsweise spezieller Senioren- oder Rentenprodukte),
- Bancassurance,
- Partnerschaften mit großen multinationalen Erstversicherungskonzernen sowie
- traditionelles Lebens-, Renten-, Unfall- und Krankengeschäft.

Mittels dieser breit gefächerten Aufstellung sichern wir uns ein zukunftsträchtiges Portefeuille und starkes organisches Wachstum.

Wie erwartet entwickelte sich unser Personen-Rückversicherungsgeschäft auch im dritten Quartal 2007 wiederum sehr dynamisch, und wir konnten erneut unser Prämienvolumen stark ausbauen. Unser Blick bleibt weiterhin auf profitables Nischengeschäft gerichtet.

Darüber hinaus engagieren wir uns bei der Entwicklung der islamischen Versicherungsmärkte. Wir unterstützen Kunden bei der Gestaltung von Versicherungsprodukten nach islamischen Prinzipien, aber auch hinsichtlich Marketing- und Vertriebsmethoden.

Im Bereich des traditionellen Lebens- und Krankengeschäfts liegt unser Schwerpunkt auf den

Märkten Großbritannien, Italien, Südafrika, Australien/Neuseeland, USA und Asien. Nach wie vor standen in Großbritannien die sofort beginnenden Vorzugsrenten in unserem Fokus, während in den USA spezielle Krankenversicherungen für Senioren gute Wachstumschancen boten.

In Europa konzentrieren wir uns unverändert auf den Ausbau des Bancassurance-Bereichs, wobei derzeit insbesondere Griechenland, Zypern und die Türkei im Mittelpunkt unserer Aktivitäten stehen.

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2007					2006	
	1.1.–30.6.	1.7.–30.9.	+/- Vorjahr	1.1.–30.9.	+/- Vorjahr	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	1.532,3	801,4	+14,5 %	2.333,7	+17,7 %	700,2	1.982,7
Verdiente Nettoprämie	1.376,7	723,0	+25,8 %	2.099,7	+23,6 %	574,8	1.698,7
Kapitalanlageergebnis	149,2	82,0	+19,4 %	231,3	+14,5 %	68,7	202,1
Operatives Ergebnis (EBIT)	129,2	80,7	+172,8 %	209,9	+94,7 %	29,6	107,8
Konzernüberschuss	89,9	113,7	+479,8 %	203,6	+187,8 %	19,6	70,8
Ergebnis je Aktie in EUR	0,75	0,94	+479,8 %	1,69	+187,8 %	0,17	0,59
Selbstbehalt	90,2 %	90,9 %		90,5 %		82,4 %	86,0 %
EBIT-Rendite [1]	9,4 %	11,2 %		10,0 %		5,2 %	6,4 %

[1] *Operatives Ergebnis (EBIT)/verdiente Nettoprämie*

Die gebuchte Bruttoprämie erhöhte sich zum 30. September 2007 deutlich um 17,7 % auf 2,3 Mrd. EUR (2,0 Mrd. EUR). Bei konstanten Währungskursen hätte das Wachstum 21,6 % betragen. Der Selbstbehalt erhöhte sich leicht auf 90,5 % (86,0 %). Die verdiente Nettoprämie stieg deshalb noch deutlicher um 23,6 % auf 2,1 Mrd. EUR (1,7 Mrd. EUR).

Auch mit der Ergebnisentwicklung zum 30. September 2007 sind wir sehr zufrieden: Das operative Ergebnis (EBIT) konnte mit 209,9 Mio. EUR (107,8 Mio. EUR) nahezu verdoppelt werden. Im Ergebnis sind außerordentliche Erträge von jeweils rund 25 Mio. EUR aus dem ersten Halbjahr und dem dritten Quartal enthalten. Hieraus ergibt sich eine deutlich über dem Zielwert von 5 % liegende EBIT-Rendite von 10,0 %. Aber auch ohne diese Sondereffekte würde die EBIT-Rendite sehr gute 7,6 % betragen. Der Konzernüberschuss stieg außerordentlich stark auf 203,6 Mio. EUR (70,8 Mio. EUR); dies entspricht einem Ergebnis je Aktie von 1,69 EUR (0,59 EUR).

Kapitalanlagen

Die internationalen Aktienmärkte erfuhren einen guten Jahresauftakt und holten auch Kursrückgänge im Zeitraum Juni bis August wieder auf. Hintergrund der temporären Abwärtsbewegungen waren Unsicherheiten im weltweiten Kreditsektor, ausgelöst durch negative Entwicklungen im US-amerikanischen Hypothekenbereich für qualitativ niedrig einzustufende Kredite.

Die amerikanischen und europäischen Rentenmärkte sind auch aktuell noch von erhöhter Volatilität in nahezu allen Laufzeiten geprägt. In fast allen Währungsräumen waren in den ersten sechs Monaten signifikante Renditeanstiege entlang der Zinskurven zu verzeichnen, die im dritten Quartal durch massive Umschichtungen in Staatstitel gemildert wurden. Die Krise im Kredit- und US-

Immobilienbereich führte zu einer deutlichen Ausweitung der Risikoaufschläge für Unternehmensanleihen. Bei den festverzinslichen Wertpapieren liegt daher unser Hauptaugenmerk weiterhin auf hoher Qualität und Liquidität bei unverändert neutraler Ausrichtung der Duration.

Die Mittelzuflüsse führten gegenüber dem 31. Dezember 2006 im Zusammenspiel mit sich kompensierenden Marktbewegungen und insbesondere einem schwächeren US-Dollar zu einem nahezu unveränderten Bestand an selbst verwalteten Kapitalanlagen von 19,5 Mrd. EUR.

Die ordentlichen Kapitalanlageerträge ohne Depotzinsen stiegen um 10,5 % auf 627,3 Mio. EUR, nach 567,6 Mio. EUR in der Vergleichsperiode. Dies ist vor allem auf eine höhere Durchschnittsrendite in den Portefeuilles zurückzuführen.

Im Rahmen unseres aktiven Portfoliomanagements – insbesondere im Bereich der Aktien und alternativen Investments – konnten unter Ausnutzung der positiven Marktentwicklung Gewinne aus dem Abgang von Kapitalanlagen in Höhe von 164,3 Mio. EUR (189,8 Mio. EUR) realisiert werden. Dem standen realisierte Verluste in Höhe von 60,1 Mio. EUR (70,1 Mio. EUR) gegenüber. Das Nettoergebnis aus selbst verwalteten Kapitalanlagen stieg um 5,8 % auf 681,0 Mio. EUR (643,6 Mio. EUR). Die Depotzinsen wiesen mit 166,6 Mio. EUR (153,7 Mio. EUR) eine erfreuliche Verbesserung um 8,4 % auf. Das Nettoergebnis aus den gesamten Kapitalanlagen verbesserte sich infolge dieser Effekte gegenüber der Vergleichsperiode um 6,3 % auf 847,6 Mio. EUR (797,3 Mio. EUR).

Die erfreuliche Entwicklung der Aktienmärkte konnte die Renditeanstiege im festverzinslichen Euro-Bereich sowie im weltweiten Kreditbereich nicht vollständig kompensieren, sodass es im Konzern-Portefeuille zu einem Rückgang der unrealisierten Gewinne und Verluste kam.

Kapitalanlageergebnis

in Mio. EUR	2007		2006
	30.9.	+/- Vorjahr	30.9.
Ordentliche Kapitalanlageerträge [1]	627,3	+10,5 %	567,6
Ergebnis aus Anteilen an assoziierten Unternehmen	6,6	+193,8 %	2,2
Realisierte Gewinne/Verluste	104,2	-12,9 %	119,7
Abschreibungen auf Wertpapiere	13,0	+17,8 %	11,0
Unrealisierte Gewinne/Verluste [2]	-3,1	-127,5 %	11,3
Kapitalanlageaufwendungen [3]	41,0	-11,1 %	46,2
Nettoerträge aus selbst verwalteten Kapitalanlagen	681,0	+5,8 %	643,6
Depotzinsen	166,6	+8,4 %	153,7
Kapitalanlageergebnis	847,6	+6,3 %	797,3

[1] *Ohne Depotzinsen*
[2] *Erfolgswirksam zum Zeitwert bewerteter Bestand und Handelsbestand*
[3] *Inkl. Abschreibungen auf Immobilien*

Risikobericht

Strategie und Methoden des Risikomanagements

Leitbild unseres Risikomanagements ist es, Chancen optimal zu nutzen und dabei die mit unserer Geschäftstätigkeit verbundenen Risiken angemessen zu kontrollieren und zu steuern. Folgende strategische Elemente kennzeichnen unser gruppenweites Risikomanagement:

- klare Verantwortlichkeiten/zentrale Koordination durch das Group Risk Management und dezentrale Verantwortung in den jeweiligen Bereichen/Gesellschaften,
- Dokumentation der wesentlichen Elemente des Risikomanagements,
- Erfassung, Überwachung und Steuerung aller aus heutiger Sicht wesentlichen Risiken,
- Nutzung effizienter Steuerungs-, Kontroll- und Berichtssysteme,
- laufende Überprüfung der Wirksamkeit der implementierten Systeme durch in- und externe Stellen.

Ein zentrales Element unseres integrierten Chancen- und Risikomanagements ist die Optimierung des Kapitalbedarfs mit Hilfe von mathematischen Gesamtschadenmodellierungen, unter anderem im Hinblick auf unsere Naturgefahrenexponierung.

Ausgehend von der festgelegten Risikoneigung ermöglicht uns dies eine Verbesserung der Profitabilität durch den gezielten Einsatz von traditionellen Schutzdeckungsprogrammen und Kapitalmarkttransaktionen (z. B. „K5", „Kepler Re", „Eurus"). Unter Risiko-/Chancen-Gesichtspunkten realisieren wir damit eine Kapitalallokation auf die profitabelsten Geschäftssegmente.

Risikolage

Die Risikolage der Hannover Rück ist im Wesentlichen durch die Gesamtbetrachtung der folgenden Risikokategorien geprägt.

Gesamtbetrachtung der Risikokategorien

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
Globale Risiken	Externe Risiken, die sich unserer unmittelbaren Beeinflussung entziehen, z. B. aus Gesetzgebung, Rechtsprechung	• Überwachung relevanter Rechtsgebiete sowie Analyse von Schadentrends • Proaktive Anpassung der Zeichnungspolitik
Strategische Risiken	Missverhältnis zwischen der definierten Unternehmensstrategie und sich wandelnden Rahmenbedingungen, z. B. durch eine inkonsequente Strategieumsetzung	• Regelmäßige Überprüfung und bedarfsweise Anpassung unserer Strategie, der Strukturen und der Prozesse, z. B. durch ein konsequentes Qualitäts- und Prozessmanagement
Operative Risiken		
Versicherungstechnische Risiken	Abweichung der Zahlungsströme aus dem (Rück-)Versicherungsgeschäft von ihrem Erwartungswert (Zufalls-, Irrtums- und Änderungsrisiken), z. B. durch Naturkatastrophen („Kyrill") und/oder sonstige Großschäden, Fehlkalkulation der Sterblichkeit, der Lebenserwartung und der Invaliditätswahrscheinlichkeit	**Spartenübergreifend** • Risikoausgleich durch Diversifizierung des Geschäfts **Schaden-Rückversicherung** • Ermittlung der Schadenreserven auf aktuarieller Basis und zusätzliche Überprüfung der Angemessenheit der Reservehöhe durch externe Aktuars- und Wirtschaftsprüfungsgesellschaften

Risikokategorie	Wesentliche Risiken	Wichtige Risikosteuerungsmaßnahmen
		• Risikoreduktion durch Retrozessionen in den Versicherungs- und Kapitalmarkt • Überwachung der Naturgefahrenexponierung (Modellierung, Aggregatkontrolle) **Personen-Rückversicherung** • Überprüfung der Risikotragfähigkeit der Neugeschäftsaktivitäten und des übernommenen internationalen Bestandes • Anwendung abgesicherter biometrischer Berechnungsgrundlagen
Kapitalanlagerisiken	Abnahme des Marktwertes der Kapitalanlagen auf Grund von Markt-, Bonitäts-, Liquiditäts- sowie Währungsrisiken	• Ausrichtung der Kapitalanlagen an den Anforderungen aus dem Rückversicherungsgeschäft durch konzernweite Kapitalanlagerichtlinien • Konsequentes Asset-Liability-Management inklusive Anwendung des Prinzips der kongruenten Währungsbedeckung • Funktionstrennung zwischen Handel, Abwicklung und Risikokontrolle durch das bis zur Ebene der Geschäftsleitung angewandte Prinzip der Funktionstrennung • Teilabsicherung von Beständen, insbesondere im Hinblick auf Preis-, Währungskurs- und Zinsänderungsrisiken, durch Short-Call- und Long-Put-Optionen sowie Swaps
Operationale Risiken	Gefahr von Verlusten, die infolge der Unangemessenheit oder des Versagens von internen Verfahren, Menschen und Systemen oder von externen Ereignissen eintreten, z. B. IT-Ausfall, Pandemie	• Internes Kontrollsystem, Notfallpläne (z. B. Krisenkommunikation), Ausweichrechenzentrum sowie Ersatzarbeitsplätze für den Notfall

Risikokennzahlen

Entwicklung der kombinierten Schaden-/Kostenquote und Großschadenquote über die letzten zehn Jahre

in %	3Q 2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [2]
Schaden-/Kostenquote	100,6	98,4	112,8	97,2	96,0	96,3	116,5	107,8	111,1	108,1	99,5
davon Großschäden [3]	7,6	2,7	26,3	8,3	1,5	5,2	23,0	3,7	11,4	3,5	1,5

[1] auf US GAAP-Basis
[2] auf HGB-Basis
[3] Naturkatastrophen sowie sonstige Großschäden > 5 Mio. EUR brutto für den Anteil des Hannover Rück-Konzerns

Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen

	Staatsanleihen		Anleihen halbstaatlicher Institutionen		Unternehmensanleihen		Hypothekarisch/dinglich gesicherte Schuldverschreibungen	
Rating	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR	in %	in Mio. EUR
AAA	88,8 %	3.153,4	55,4 %	2.193,8	7,1 %	345,8	78,4 %	2.292,6
AA	5,0 %	175,1	36,9 %	1.459,8	29,8 %	1.450,1	15,8 %	462,3
A	3,5 %	125,1	6,7 %	267,7	45,3 %	2.202,5	3,4 %	99,2
BBB	2,7 %	96,5	0,7 %	26,6	11,3 %	550,8	0,2 %	5,9
<BBB	0,0 %	0,0	0,3 %	10,0	6,5 %	317,7	2,2 %	63,9
Gesamt	100,0 %	3.550,2	100,0 %	3.958,0	100,0 %	4.866,8	100,0 %	2.923,9

Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag

Portefeuille	Szenario	Bestandsänderung auf Marktwertbasis in Mio. EUR
Aktien	Aktienkurse +10 %	183,2
	Aktienkurse +20 %	366,3
	Aktienkurse -10 %	-183,2
	Aktienkurse -20 %	-366,3
	Marktwert zum 30.9.2007	1.831,6
Festverzinsliche Wertpapiere	Renditeanstieg +50 Basispunkte	-325,3
	Renditeanstieg +100 Basispunkte	-627,8
	Renditerückgang -50 Basispunkte	315,3
	Renditerückgang -100 Basispunkte	653,3
	Marktwerte zum 30.9.2007	15.248,7

Weitere Angaben zur Steuerung der Marktpreisrisiken können unseren Ausführungen zum Value at Risk (VaR) im Anhang, Kapitel 5.2 „Kapitalanlagerisiken", entnommen werden.

Gesamteinschätzung der Risikolage

Im Rahmen unserer weltweiten Aktivitäten sind wir vielfältigen potenziellen Risiken ausgesetzt. Diese Risiken stehen jedoch immer in einem engen Zusammenhang mit korrespondierenden Chancen. Auf Basis unseres ganzheitlichen Risikomanagementansatzes, der sich aus der Gesamtbetrachtung unseres Umfelds ergibt, sehen wir keine Risiken, die den Fortbestand unseres Unternehmens kurz- oder mittelfristig gefährden oder die Ertrags-, Finanz- und Vermögenslage wesentlich und nachhaltig beeinträchtigen könnten.

Detaillierte Informationen zur Organisation und zu weiteren Risikosteuerungsmaßnahmen können dem Geschäftsbericht zum 31. Dezember 2006 entnommen werden.

Ausblick

Auf Grund der attraktiven Marktchancen in unseren beiden Geschäftsfeldern Schaden- und Personen-Rückversicherung sowie angesichts der derzeitigen Situation an den Kapitalmärkten erwarten wir ein sehr gutes Ergebnis für das Jahr 2007.

Mit dem frei gewordenen Risikokapital aus dem Verkauf der Praetorian haben wir uns plangemäß weiteren vielversprechenden Geschäftsmöglichkeiten innerhalb der Rückversicherung zugewandt. Profitable Wachstumschancen bieten sich beispielsweise durch einen höheren Selbstbehalt in immer noch profitablen Segmenten, in der Personen-Rückversicherung, durch die Erschließung neuer Märkte in Zentral- und Osteuropa, im wachstumsstarken islamischen Rückversicherungsgeschäft, aber auch in der weltweiten Kredit- und Kautionsrückversicherung sowie im Transportgeschäft. Mit der Erhöhung unseres Anteils an der E+S Rück profitieren wir zusätzlich vom attraktiven Deutschlandgeschäft. Aber auch die Übernahme der restlichen 50 % an der Hannover Life Re Australasia zum 1. Oktober 2007 unterstützt unsere Geschäftsmöglichkeiten.

In der *Schaden-Rückversicherung* sind die Marktbedingungen weiterhin überwiegend gut, und das Ratenniveau ist risikoadäquat. Dies haben bislang alle unterjährigen Vertragserneuerungen gezeigt. Dort, wo es zu Ratenreduzierungen kommt, wie zum Beispiel im Luftfahrtgeschäft, sind die Preise dennoch angemessen. Großschäden wie der Wintersturm „Kyrill", die Fluten in Großbritannien und das Sturm- und Flutereignis in Australien sollten die Preise für Naturkatastrophen stabil halten. In den betroffenen Gebieten dürften sie sogar leicht steigen. In den USA werden angesichts der bislang ausgebliebenen Hurrikanereignisse Ratenrückgänge im einstelligen Prozentbereich erwartet. Dennoch ist das Sach-Katastrophengeschäft weiterhin profitabel. In Deutschland gehen wir – angesichts gestiegener Kosten für Personenschäden – von Ratensteigerungen bei nicht-proportionalen Verträgen in der Kraftfahrt-Haftpflichtsparte aus.

Auch die alljährlichen Treffen der Rückversicherer im September in Monte Carlo und im Oktober in Baden-Baden sowie in den USA haben unterstrichen, dass – obwohl der Zenit des harten Marktes mittlerweile überschritten ist und einige Zedenten ihre Selbstbehalte erhöht haben – das Ratenniveau für 2008 dennoch risikogerecht bleibt.

Die im vierten Quartal eingetretenen Flächenbrände in Kalifornien führten nach derzeitigen Schätzungen zu einem Marktschaden von mindestens 1,5 Mrd. USD. Wir erwarten aus diesem Ereignis eine Schadenbelastung im niedrigen zweistelligen Millionenbereich.

Insgesamt rechnen wir in der Schaden-Rückversicherung mit einem leichten Rückgang des Prämienvolumens. Vorausgesetzt, die Großschadenbelastung bleibt im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie, gehen wir wieder von einem erfreulichen Gewinnbeitrag aus.

In der *Personen-Rückversicherung* erwarten wir weiterhin gute Wachstumsimpulse – so zum Beispiel aus den europäischen Märkten, aber auch aus verschiedenen asiatischen Märkten und Südafrika. Auch unsere Pilotprojekte im US-amerikanischen Markt, durch ein systemgestütztes Underwriting Wachstumsmöglichkeiten für alternative Vertriebswege zu erschließen, zeigen gute Erfolge. Wir können daher davon ausgehen, dass der Vertrieb einfacher, transparenter Lebensversicherungsprodukte neue Wachstumsimpulse im US-Lebensmarkt freisetzt. Für das gesamte Geschäftsfeld gehen wir von einem deutlich wachsenden Prämienvolumen und zweistellig steigenden Ergebnissen aus.

Der zu erwartende versicherungstechnische Mittelzufluss dürfte per Jahresende einen Anstieg des Kapitalanlagevolumens bewirken. Bei einem normalen Marktumfeld sollten die Erträge aus selbst verwalteten *Kapitalanlagen* weiter zulegen können.

Angesichts der dargestellten guten operativen Entwicklung und des Einmaleffekts aus der Steuerreform gehen wir von einem sehr guten Ergebnis für das Gesamtjahr 2007 aus. Unter der An-

nahme, dass sich die Großschadenbelastung im Rahmen des Erwartungswertes von rund 8 % der Nettoprämie in der Schaden-Rückversicherung bewegt und es zu keinen unerwartet negativen Entwicklungen an den Kapitalmärkten kommt, sollte im laufenden Jahr erneut ein hervorragendes Ergebnis erzielbar sein. Wir gehen für das Geschäftsjahr 2007 nunmehr von einer Eigenkapitalrendite von mindestens 20 % aus. Auch ohne den einmaligen Effekt aus der Steuerreform sollte das Ergebnis über dem des Vorjahres liegen. Vorbehaltlich der Gremienzustimmungen sollte eine erneut erhöhte Dividende möglich sein. Der Vorstand plant eine unveränderte Ausschüttungsquote von 35 % bis 40 % des normalisierten Konzernergebnisses. Um die Aktionäre auch an dem Einmaleffekt aus der Steuerreform zu beteiligen, zieht der Vorstand eine zusätzliche Sonderausschüttung in Betracht.

KONZERNBILANZ
zum 30. September 2007

in TEUR	2007	2006
Aktiva	30.9.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	1.513.288	1.602.057
Festverzinsliche Wertpapiere – Darlehen und Forderungen	1.242.568	915.593
Festverzinsliche Wertpapiere – dispositiver Bestand	12.384.160	13.062.150
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	158.855	166.463
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1.831.591	1.586.071
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet	–	10.207
Sonstige Finanzinstrumente – ergebniswirksam zum Zeitwert bewertet	21.508	22.368
Handelsbestand	3.148	–
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	17.141	17.979
Anteile an assoziierten Unternehmen	167.824	166.646
Sonstige Kapitalanlagen	673.655	623.329
Kurzfristige Anlagen	1.190.999	721.287
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	270.961	351.776
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	19.475.698	19.245.926
Depotforderungen	8.856.030	8.730.734
Depotforderungen aus Finanzierungsgeschäften	666.339	561.426
Kapitalanlagen	28.998.067	28.538.086
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.577.527	3.048.496
Anteil der Rückversicherer an der Deckungsrückstellung	257.949	447.537
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	166.923	339.096
Anteile der Rückversicherer an den übrigen versicherungstechnischen Rückstellungen	8.844	7.822
Abgegrenzte Abschlusskosten	2.143.606	2.228.152
Abrechnungsforderungen	2.674.758	2.609.264
Geschäfts- oder Firmenwert	45.673	152.639
Aktive latente Steuern	717.522	844.921
Sonstige Vermögenswerte	379.263	261.435
Abgegrenzte Zinsen und Mieten	3.933	2.785
Zur Veräußerung bestimmte Vermögenswerte	–	2.906.123
	37.974.065	41.386.356

in TEUR	2007	2006
Passiva	30.9.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	17.070.870	17.596.325
Deckungsrückstellungen	6.237.160	6.109.154
Rückstellung für Prämienüberträge	1.422.336	1.581.034
Rückstellungen für Gewinnanteile	207.263	200.769
Depotverbindlichkeiten	972.630	1.419.444
Depotverbindlichkeiten aus Finanzierungsgeschäften	3.696.870	3.526.781
Abrechnungsverbindlichkeiten	1.007.044	1.215.833
Pensionsrückstellungen	65.589	64.559
Steuerverbindlichkeiten	299.999	190.580
Rückstellung für latente Steuern	1.475.626	1.756.897
Andere Verbindlichkeiten	338.581	248.854
Darlehen und nachrangiges Kapital	1.416.231	1.428.893
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	–	2.540.847
Verbindlichkeiten	34.210.199	37.879.970
Eigenkapital		
Gezeichnetes Kapital	120.597	120.597
Nominalwert 120.597 Genehmigtes Kapital 60.299		
Kapitalrücklagen	724.562	724.562
Gezeichnetes Kapital und Kapitalrücklage	845.159	845.159
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile		
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen	177.824	144.199
Gewinne und Verluste aus der Währungsumrechnung	-169.934	-71.518
Kumulierte übrige, nicht ergebniswirksame Eigenkapitalveränderungen	-1.701	-1.526
Summe nicht ergebniswirksamer Eigenkapitalanteile	6.189	71.155
Gewinnrücklagen	2.361.306	1.981.521
Eigenkapital ohne Anteile anderer Gesellschafter	3.212.654	2.897.835
Anteile anderer Gesellschafter	551.212	608.551
Eigenkapital	3.763.866	3.506.386
	37.974.065	41.386.356

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis zum 30. September 2007

in TEUR	2007		2006	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	1.934.780	6.426.348	2.215.118	7.227.665
Gebuchte Rückversicherungsprämie	235.054	874.075	560.322	1.713.576
Veränderung der Bruttoprämienüberträge	135.519	91.627	26.603	-236.183
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	-49.336	-152.818	-61.660	-21.477
Verdiente Prämie für eigene Rechnung	1.785.909	5.491.082	1.619.739	5.256.429
Ordentliche Kapitalanlageerträge	217.873	627.338	182.418	567.566
Ergebnis aus Anteilen an assoziierten Unternehmen	3.111	6.584	1.049	2.241
Depotzinserträge/-aufwendungen	68.619	166.570	41.271	153.692
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	29.984	164.304	139.898	189.768
Realisierte Verluste aus dem Abgang von Kapitalanlagen	23.368	60.105	32.101	70.077
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	-2.965	-3.106	1.075	11.282
Abschreibungen, Wertminderungen und Zuschreibungen von Kapitalanlagen	12.795	13.412	3.493	14.690
Sonstige Kapitalanlageaufwendungen	12.817	40.615	16.731	42.489
Kapitalanlageergebnis	267.642	847.558	313.386	797.293
Sonstige versicherungstechnische Erträge	234	1.509	841	1.751
Erträge insgesamt	2.053.785	6.340.149	1.933.966	6.055.473
Aufwendungen für Versicherungsfälle	1.324.185	3.869.227	1.197.092	3.728.526
Veränderung der Deckungsrückstellung	86.225	300.717	72.744	140.257
Aufwendungen für Provisionen und Gewinnanteile und Veränderung der abgegrenzten Abschlusskosten	352.444	1.273.502	388.820	1.365.347
Sonstige Abschlusskosten	1.864	10.029	2.640	12.953
Sonstige versicherungstechnische Aufwendungen	1.652	10.830	6.731	26.733
Aufwendungen für den Versicherungsbetrieb	47.628	148.215	44.538	141.742
Versicherungstechnische Aufwendungen für eigene Rechnung	1.813.998	5.612.520	1.712.565	5.415.558
Übriges Ergebnis	-17.230	-37.373	-21.643	-36.272
Operatives Ergebnis (EBIT)	222.557	690.256	199.758	603.643
Zinsen auf Hybridkapital	19.552	58.069	19.572	58.069
Ergebnis vor Steuern	203.005	632.187	180.186	545.574
Steueraufwand	-142.835	-2.971	65.072	157.266
Überschuss aus fortzuführenden Geschäftsbereichen	345.840	635.158	115.114	388.308
Überschuss aus aufgegebenen Geschäftsbereichen	-356	30.356	36.243	65.197
Überschuss	345.484	665.514	151.357	453.505
davon				
Anderen Gesellschaftern zustehendes Ergebnis	49.168	76.227	27.825	73.398
Konzernüberschuss	296.316	589.287	123.532	380.107
Ergebnis je Aktie				
Ergebnis je Aktie in EUR	2,46	4,89	1,02	3,15
aus fortzuführenden Geschäftsbereichen in EUR	2,46	4,64	0,72	2,61
aus aufgegebenen Geschäftsbereichen in EUR	–	0,25	0,30	0,54

KONZERN-EIGENKAPITALENTWICKLUNG

in TEUR	Gezeichnetes Kapital	Kapitalrücklagen	Übrige Rücklagen (kumulierte, nicht ergebniswirksame Eigenkapitalanteile)			Gewinnrücklagen	Anteil Konzernfremder	Eigenkapital
			Währungsumrechnung	Nicht realisierte Gewinne/ Verluste	Sonstige			
Stand 1.1.2006	120.597	724.562	64.934	225.391	-1.582	1.467.132	540.505	3.141.539
Kapitalerhöhungen							17.875	17.875
Kapitalrückzahlungen							-4.905	-4.905
Auswirkungen gem. IAS 8							-6.027	-6.027
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-108.070	-61.714	112		-21.732	-191.404
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			7.911	26.493	-33			34.371
Gezahlte Dividende							-10.441	-10.441
Überschuss						380.107	73.398	453.505
Stand 30.9.2006	120.597	724.562	-35.225	190.170	-1.503	1.847.239	588.673	3.434.513
Stand 1.1.2007	120.597	724.562	-71.518	144.199	-1.526	1.981.521	608.551	3.506.386
Kapitalrückzahlungen							-52	-52
Direkt im Eigenkapital erfasste Erträge und Aufwendungen			-97.514	31.115	-277	-16.547	-101.009	-184.232
Steuern auf direkt im Eigenkapital erfasste Erträge und Aufwendungen			-902	2.510	102			1.710
Gezahlte Dividende						-192.955	-32.505	-225.460
Überschuss						589.287	76.227	665.514
Stand 30.9.2007	120.597	724.562	-169.934	177.824	-1.701	2.361.306	551.212	3.763.866

KAPITALFLUSSRECHNUNG

zum 30. September 2007

in TEUR	2007 1.1.–30.9.	2006 1.1.–30.9.
I. Kapitalfluss aus laufender Geschäftstätigkeit		
Überschuss	665.514	453.505
Abschreibungen/Zuschreibungen	61.049	50.045
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-104.199	-119.691
Realisierte Gewinne/Verluste aus dem Abgang von aufgegebenen Geschäftsbereichen	-96.914	–
Amortisationen	-6.038	-6.722
Veränderungen der Depotforderungen/-verbindlichkeiten	-778.359	-168.242
Veränderungen der Depotforderungen/-verbindlichkeiten aus Finanzierungsgeschäften	105.586	634.194
Veränderung der Rückstellungen für Prämienüberträge	61.258	500.763
Veränderung der Steuerforderungen/-verbindlichkeiten	-47.887	149.606
Veränderung der Deckungsrückstellungen	496.069	57.429
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	515.040	268.113
Veränderung der abgegrenzten Abschlusskosten	64.032	-203.365
Veränderung der übrigen versicherungstechnischen Rückstellungen	14.993	35.621
Veränderung der Abrechnungssalden	-380.565	-128.504
Veränderung der sonstigen Vermögenswerte und Verbindlichkeiten	-121.594	52.292
Kapitalfluss aus laufender Geschäftstätigkeit	447.985	1.575.044
II. Kapitalfluss aus Investitionstätigkeit		
Festverzinsliche Wertpapiere – Dauerbestand		
Fällige Papiere	79.510	39.863
Käufe	-36.848	-15.160
Festverzinsliche Wertpapiere – Darlehen und Forderungen		
Fällige Papiere, Verkäufe	95.934	653
Käufe	-415.617	-154.708
Festverzinsliche Wertpapiere – dispositiver Bestand		
Fällige Papiere, Verkäufe	4.397.729	4.024.460
Käufe	-4.250.407	-5.534.499
Festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Fällige Papiere, Verkäufe	15.932	14.677
Käufe	-14.222	-53.241
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand		
Verkäufe	932.842	958.477
Käufe	-1.055.117	-947.173
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – ergebniswirksam zum Zeitwert bewertet		
Verkäufe	20.340	–
Käufe	-10.207	-10.000

in TEUR	2007	2006
	1.1.–30.9.	1.1.–30.9.
Übrige Wertpapiere im Handelsbestand		
Verkäufe	-2.295	–
Käufe	-3.623	–
Andere Kapitalanlagen		
Verkäufe	84.198	48.642
Käufe	-86.607	-67.291
Verbundene Unternehmen und Beteiligungen		
Verkäufe	626.476	8.150
Käufe	-136.189	-12.389
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken		
Verkäufe	–	174.929
Käufe	-10	-556
Kurzfristige Kapitalanlagen		
Veränderung	-510.562	53.439
Übrige Veränderungen	-20.352	-23.279
Kapitalfluss aus Investitionstätigkeit	-289.095	-1.495.006
III. Kapitalfluss aus Finanzierungstätigkeit		
Einzahlung aus Kapitalmaßnahmen	–	12.970
Auszahlung aus Kapitalmaßnahmen	-52	–
Gezahlte Dividende	-225.461	-10.441
Aufnahme langfristiger Verbindlichkeiten	–	3.953
Rückzahlung langfristiger Verbindlichkeiten	-10.021	-41.848
Andere Veränderungen	6.234	6.027
Kapitalfluss aus Finanzierungstätigkeit	-229.300	-29.339
IV. Währungskursdifferenzen	-10.405	-22.035
Summe der Kapitalzu- und -abflüsse (Summe I+II+III+IV)	-80.815	28.664
Flüssige Mittel am Anfang der Periode	351.776	465.161
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	-80.815	28.664
Flüssige Mittel am Ende der Periode	270.961	493.825
Ertragsteuern	-57.601	-26.770
Zinszahlungen	-132.297	-121.586

SEGMENTBERICHTERSTATTUNG

zum 30. September 2007

Die Segmentberichterstattung der Hannover Rück basiert neben IAS 14 „Segment Reporting" auch auf den Grundsätzen des Deutschen Rechnungslegungs-Standards Nr. 3 „Segmentberichterstattung" (DRS 3) des Deutschen Standardisierungsrats und wurde um die Anforderungen des DRS 3-20 „Segmentberichterstattung von Versicherungsunternehmen" ergänzt.

Die Segmente werden nach Konsolidierung der segmentinternen Geschäftsvorfälle, jedoch vor segmentübergreifender Konsolidierung dargestellt. Diese wird separat in der Spalte „Konsolidierung" ausgewiesen.

Aufteilung der Aktiva

in TEUR	Schaden-Rückversicherung	
	2007	2006
	30.9.	31.12.
Aktiva		
Dauerbestand	1.283.328	1.365.473
Darlehen und Forderungen	1.002.602	715.334
Dispositiver Bestand	11.262.172	11.736.891
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	114.168	129.649
Handelsbestand	2.871	-
Übrige Kapitalanlagen	793.677	748.071
Kurzfristige Anlagen	843.617	564.903
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	200.321	269.911
Kapitalanlagen und laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand – eigenes Management	15.502.756	15.530.232
Depotforderungen	1.001.036	1.106.247
Depotforderungen aus Finanzierungsgeschäften	137	84
Kapitalanlagen	16.503.929	16.636.563
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	2.482.694	2.935.168
Anteil der Rückversicherer an der Deckungsrückstellung	-	-
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	157.427	329.505
Anteil der Rückversicherer an den übrigen Rückstellungen	2.766	1.536
Abgegrenzte Abschlusskosten	291.752	305.233
Abrechnungsforderungen	1.575.529	2.068.526
Übrige Segmentaktiva	1.372.872	1.543.208
Zur Veräußerung bestimmte Vermögenswerte	-	2.906.123
Gesamt	22.386.969	26.725.862

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
56.654	63.606	173.306	172.978	1.513.288	1.602.057
81.269	63.302	158.697	136.957	1.242.568	915.593
2.361.283	2.259.864	592.296	651.466	14.215.751	14.648.221
41.279	42.907	24.916	26.482	180.363	199.038
277	–	–	–	3.148	–
64.943	59.883	–	–	858.620	807.954
154.142	153.880	193.240	2.504	1.190.999	721.287
67.444	79.536	3.196	2.329	270.961	351.776
2.827.291	2.722.978	1.145.651	992.716	19.475.698	19.245.926
7.857.381	7.624.487	-2.387	–	8.856.030	8.730.734
666.202	561.342	–	–	666.339	561.426
11.350.874	10.908.807	1.143.264	992.716	28.998.067	28.538.086
96.239	113.328	-1.406	–	2.577.527	3.048.496
257.949	447.537	–	–	257.949	447.537
9.496	9.591	–	–	166.923	339.096
6.078	6.286	–	–	8.844	7.822
1.851.854	1.922.919	–	–	2.143.606	2.228.152
1.101.195	540.738	-1.966	–	2.674.758	2.609.264
351.250	211.189	-577.731	-492.617	1.146.391	1.261.780
–	–	–	–	–	2.906.123
15.024.935	14.160.395	562.161	500.099	37.974.065	41.386.356

Aufteilung der Passiva

in TEUR	Schaden-Rückversicherung	
	2007	2006
	30.9.	31.12.
Passiva		
Rückstellung für noch nicht abgewickelte Versicherungsfälle	15.625.558	16.268.479
Deckungsrückstellung	–	–
Rückstellung für Prämienüberträge	1.371.972	1.540.154
Rückstellungen für Gewinnanteile	163.068	159.699
Depotverbindlichkeiten	176.439	437.407
Depotverbindlichkeiten aus Finanzierungsgeschäften	154.364	147.594
Abrechnungsverbindlichkeiten	349.563	1.012.468
Langfristige Verbindlichkeiten	43.310	56.857
Übrige Segmentpassiva	1.396.749	1.638.633
Verbindlichkeiten im Zusammenhang mit zur Veräußerung bestimmten Vermögenswerten	–	2.478.513
Gesamt	19.281.023	23.739.804

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
1.446.772	1.327.846	-1.460	–	17.070.870	17.596.325
6.237.160	6.109.154	–	–	6.237.160	6.109.154
50.364	40.880	–	–	1.422.336	1.581.034
44.195	41.070	–	–	207.263	200.769
798.503	982.037	-2.312	–	972.630	1.419.444
3.542.506	3.379.187	–	–	3.696.870	3.526.781
660.409	204.110	-2.928	-745	1.007.044	1.215.833
–	–	1.372.921	1.372.036	1.416.231	1.428.893
1.237.548	1.229.294	-454.502	-607.037	2.179.795	2.260.890
–	–	–	62.334	–	2.540.847
14.017.457	13.313.578	911.719	826.588	34.210.199	37.879.970

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung	
	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	4.102.262	5.244.938
davon		
Aus Versicherungsgeschäften mit anderen Segmenten	–	–
Aus Versicherungsgeschäften mit externen Dritten und aus aufgegebenen Geschäftsbereichen	4.102.262	5.244.938
Verdiente Prämie für eigene Rechnung	3.391.347	3.557.716
Kapitalanlageergebnis	585.959	560.101
Aufwendungen für Versicherungsfälle für eigene Rechnung	2.620.762	2.663.953
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–
Aufwendungen für Provisionen und Gewinnanteile, Veränderung der abgegrenzten Abschlusskosten und sonstiges versicherungstechnisches Ergebnis	713.027	836.222
Aufwendungen für den Versicherungsbetrieb	107.829	107.834
Übriges Ergebnis	-82.527	-44.554
Operatives Ergebnis (EBIT)	453.161	465.254
Zinsen auf Hybridkapital	–	–
Ergebnis vor Steuern	453.161	465.254
Steueraufwand	16.712	135.682
Überschuss aus fortzuführenden Geschäftsbereichen	436.449	329.572
Überschuss aus aufgegebenen Geschäftsbereichen	13.526	69.220
Überschuss	449.975	398.792
davon		
Anderen Gesellschaftern zustehendes Ergebnis	56.145	63.558
Konzernüberschuss	393.830	335.234

Personen-Rückversicherung		Konsolidierung		Gesamt	
2007	2006	2007	2006	2007	2006
1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
2.333.701	1.982.727	-9.615	–	6.426.348	7.227.665
9.615	–	-9.615	–	–	–
2.324.086	1.982.727	–	–	6.426.348	7.227.665
2.099.735	1.698.713	–	–	5.491.082	5.256.429
231.282	202.061	30.317	35.131	847.558	797.293
1.248.863	1.064.912	-398	-339	3.869.227	3.728.526
300.717	140.257	–	–	300.717	140.257
584.812	571.778	-4.987	-4.718	1.292.852	1.403.282
43.887	37.363	-3.501	-3.455	148.215	141.742
57.162	21.320	-12.008	-13.038	-37.373	-36.272
209.900	107.784	27.195	30.605	690.256	603.643
–	–	58.069	58.069	58.069	58.069
209.900	107.784	-30.874	-27.464	632.187	545.574
-13.828	27.175	-5.855	-5.591	-2.971	157.266
223.728	80.609	-25.019	-21.873	635.158	388.308
–	–	16.830	-4.023	30.356	65.197
223.728	80.609	-8.189	-25.896	665.514	453.505
20.082	9.840	–	–	76.227	73.398
203.646	70.769	-8.189	-25.896	589.287	380.107

Unsere sekundäre Segmentberichterstattung beinhaltet die fortzuführenden Geschäftsbereiche und basiert auf der geografischen Herkunft der Kapitalanlagen und der gebuchten Bruttoprämie.

Kapitalanlagen [1]

in TEUR	2007	2006
	30.9.	31.12.
Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand		
Deutschland	6.353.524	5.873.843
Großbritannien	1.131.737	1.028.814
Frankreich	1.070.157	1.044.337
Übrige	2.873.564	2.836.679
Europa	11.428.982	10.783.673
USA	5.687.903	6.208.046
Übrige	552.547	536.015
Nordamerika	6.240.450	6.744.061
Asien	328.482	281.290
Australien	684.223	551.309
Australasien	1.012.705	832.599
Afrika	367.342	291.548
Übrige	155.258	242.269
Gesamt	19.204.737	18.894.150

Gebuchte Bruttoprämie [1]

in TEUR	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie		
Deutschland	1.096.406	1.120.351
Großbritannien	1.176.377	1.012.878
Frankreich	310.876	348.435
Übrige	899.714	929.245
Europa	3.483.373	3.410.909
USA	1.511.554	2.425.177
Übrige	301.553	308.346
Nordamerika	1.813.107	2.733.523
Asien	356.204	412.966
Australien	362.253	300.656
Australasien	718.457	713.622
Afrika	204.152	202.370
Übrige	207.259	167.241
Gesamt	6.426.348	7.227.665

[1] *Nach Eliminierung konzerninterner, segmentübergreifender Geschäftsvorfälle*

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG („Hannover Rück AG") und ihre Tochtergesellschaften (zusammen der „Hannover Rück-Konzern" oder „Hannover Rück") gehören zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Für die Hannover Rück ergibt sich die Pflicht zur Aufstellung eines Konzernabschlusses und -lageberichts aus § 290 HGB. Ferner ist der HDI nach §§ 341 i ff. HGB ebenfalls verpflichtet, einen Konzernabschluss aufzustellen, in den die Abschlüsse der Hannover Rück AG und deren Tochterunternehmen einbezogen werden.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den internationalen Rechnungslegungsvorschriften (International Financial Reporting Standards „IFRS"), wie sie in der EU anzuwenden sind, erstellt. Das bezieht sich auch auf alle in diesem Bericht dargestellten Vorperiodenangaben. Seit dem Jahr 2002 werden die vom International Accounting Standards Board (IASB) erlassenen Standards als IFRS bezeichnet; die Vorschriften aus früheren Jahren tragen weiterhin den Namen „International Accounting Standards (IAS)". In unseren Erläuterungen zitieren wir entsprechend; soweit sich die Erläuterungen nicht explizit auf einen ganz bestimmten Standard beziehen, werden beide Begriffe synonym gebraucht.

Die Quartalsergebnisse von Rückversicherungsunternehmen, und damit auch die der Hannover Rück, sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. September 2007 aufgestellt.

Alle vom IASB bis zum 30. September 2007 verabschiedeten Vorschriften, deren Anwendung für den Berichtszeitraum bindend ist, haben wir in dem Konzernabschluss berücksichtigt.

In den vorliegenden Quartalsfinanzbericht zum 30. September 2007 haben wir einen eigenständigen, verkürzten Risikobericht in den Zwischenlagebericht aufgenommen. Zusammen mit dem Ausblick auf das Gesamtjahr 2007 soll damit die Berichterstattung über die wesentlichen Chancen und Risiken des Geschäftsjahres weiter verbessert werden. Ferner berichten wir seit dem ersten Quartal 2007 separat über wesentliche Geschäftsvorfälle mit nahe stehenden Personen und Unternehmen.

Mit dem Ziel einer Fokussierung auf das Rückversicherungsgeschäft haben wir unsere nach den Vorschriften des IAS 14 „Segment Reporting" erstellte Segmentberichterstattung infolge der Veräußerung der Praetorian Financial Group, Inc., New York, auf die Geschäftsfelder Schaden- und Personen-Rückversicherung ausgerichtet. Die Finanz-Rückversicherung als Teil der Produktpalette der Schaden-Rückversicherung sowie der verbleibende Teil des Geschäftsfelds Specialty Insurance werden nunmehr zusammen mit und in dem Geschäftsfeld Schaden-Rückversicherung ausgewiesen. Die zu Vergleichszwecken dargestellten Angaben der Vorperiode haben wir rückwirkend angepasst.

Die erstmalige Anwendung neuer oder geänderter IFRS wird für den Konzernjahresfinanzbericht zum 31. Dezember 2007 bedeutsam sein und sich wie folgt auswirken: IFRS 7 „Financial Instruments: Disclosures",

der für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, anzuwenden ist, erfordert neben erweiterten Angabepflichten zur Bilanzierung von Finanzinstrumenten weitergehende Erläuterungen zu Art und Ausmaß der mit ihnen verbundenen Risiken. Nach entsprechender Anpassung des IFRS 4 „Insurance Contracts" erstrecken sich diese Vorschriften ebenfalls auf Risiken aus Versicherungsverträgen. Die Änderungen des IAS 1 (rev. 2005) „Presentation of Financial Statements", die ebenfalls für Geschäftsjahre, die am oder nach dem 1. Januar 2007 beginnen, anzuwenden sind, verlangen Angaben über Ziele, Methoden und Prozesse des Kapitalmanagements.

Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Mit Wirkung zum 1. Januar 2007 hat die Hannover Rück eine im Konzern ergebnisneutrale Reorganisation eines Teils der irischen Konzerngesellschaften durchgeführt. Der Geschäftsbetrieb der E+S Reinsurance (Ireland) Ltd. und der Hannover Reinsurance (Dublin) Ltd. wurde mit Ausnahme einzelner Rückversicherungsverträge durch Veräußerung auf die Hannover Reinsurance (Ireland) Ltd. übertragen. Seit diesem Zeitpunkt befinden sich E+S Reinsurance (Ireland) Ltd. und Hannover Reinsurance (Dublin) Ltd. in Abwicklung und zeichnen kein Neugeschäft mehr.

Die von der Hannover Re (Bermuda) Ltd., Hamilton, gehaltene Gesellschaft Castellum Holdings Ltd. und deren Tochtergesellschaft Castellum Re Ltd. wurden mit Wirkung zum 21. März 2007 liquidiert.

Im ersten Quartal wurde bei der von Hannover Rück AG in Höhe von 70,0 % und von E+S Rück AG zu 30,0 % gehaltenen WRH Offshore High Yield Partners, L.P., Wilmington, mit dem Verkauf eines Teils der Kapitalanlagen der Gesellschaft und der Abführung der Veräußerungserlöse an die Anteilseigner eine Kapitalherabsetzung in Höhe von 27,4 Mio. EUR durchgeführt.

Am 11. April 2007 hat die Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) mit Wirkung zum 1. April 2007 die Anteile eines Minderheitsgesellschafters, der CiV Lebensversicherung AG, Hilden (CiV Leben), in Höhe von 10 % an der E+S Rück AG zu einem Kaufpreis in Höhe von 135,2 Mio. EUR erworben und damit ihre Beteiligung an der Gesellschaft auf 65,78 % erhöht. Bei der CiV Leben, einer Tochtergesellschaft der Talanx AG, handelt es sich um ein verbundenes Unternehmen gemäß IAS 24. Diese Anteilsaufstockung an einer bereits konsolidierten Konzerngesellschaft ohne Änderung des Kontrollstatus ist eine Transaktion zwischen Gesellschaften unter gemeinsamer Beherrschung. Im Einklang mit den geltenden Regelungen des IFRS 3 i. V. m. IAS 27 haben wir auf eine Neubewertung des Nettovermögens verzichtet und die Differenz zwischen dem Kaufpreis der erworbenen Anteile und dem anteiligen Vermögen zu bisherigen Buchwerten in Höhe von 6,8 Mio. EUR als Goodwill ausgewiesen.

Mit Wirkung vom 1. Juli 2007 hat die HRBV im Weg einer Anteilsabstockung ohne Änderung des Kontrollstatus 2 % ihrer Anteile an der E+S Rück AG zu einem Preis in Höhe von 27,0 Mio. EUR an einen konzernfremden Dritten veräußert. Im Zug der Transaktion wurde der Goodwill, der bis zum Geschäftsjahr 2001 planmäßig zu amortisieren war, unter Berücksichtigung anteiliger Amortisation aus Vorjahren in Höhe von 1,2 Mio. EUR verringert. Ferner waren Zwischengewinne in Höhe von 4,8 Mio. EUR zu realisieren. Mit dem Abschluss der Transaktion hält die HRBV nunmehr 63,78 % der Anteile an der E+S Rück AG.

Am 23. Juli 2007 ist die von der Hannover Rück AG und der E+S Rück AG zu gleichen Teilen gehaltene R.E.RE Investors GmbH, Köln, gegründet worden. Die Gesellschaft wurde zum dritten Quartal erstmalig in den Konzernabschluss einbezogen. Zweck der Gesellschaft ist das Halten, Erwerben und Veräußern von Beteiligungen an Grundstücksgesellschaften. Das Geschäftsjahr der Gesellschaft beginnt am 1. Oktober und endet am 30. September des Jahres. Sowohl die Änderung der Firma in Hannover Re Euro RE GmbH als auch der gemäß Neufassung des Gesellschaftsvertrags erweiterte Geschäftszweck werden mit Eintragung in das Handelsregister wirksam, die zum Bilanzstichtag noch ausstand.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des IAS 27 „Consolidated and Separate Financial Statements". Tochtergesellschaften werden konsolidiert, sobald die Hannover Rück über eine Stimmrechtsmehrheit oder eine faktische Kontrollmöglichkeit verfügt. Der Kapitalkonsolidierung liegt die Neubewertungsmethode zu Grunde. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögenswerte und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögenswerte, die gemäß IFRS 3 „Business Combinations" getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Gemäß IFRS 3 werden Geschäfts- oder Firmenwerte nicht planmäßig, sondern nach jährlichen Werthaltigkeitsprüfungen („Impairment Tests") gegebenenfalls außerplanmäßig abgeschrieben. Geringfügige und „negative Goodwills" werden im Jahr der Entstehung erfolgswirksam berücksichtigt.

Gesellschaften, auf die die Hannover Rück einen maßgeblichen Einfluss ausüben kann, werden als assoziierte Unternehmen im Allgemeinen nach der „At Equity"-Methode mit dem auf den Konzern entfallenden Eigenkapitalanteil konsolidiert. Ein maßgeblicher Einfluss wird vermutet, wenn eine Gesellschaft des Hannover Rück-Konzerns direkt oder indirekt mindestens 20 %, aber nicht mehr als 50 % der Stimmrechte hält. Erträge aus Anteilen an assoziierten Unternehmen werden gesondert in der Konzern-Gewinn- und Verlustrechnung ausgewiesen.

Anteile am Eigenkapital, die Konzernfremden zustehen, werden nach IAS 1 „Presentation of Financial Statements" gesondert innerhalb des Konzerneigenkapitals ausgewiesen.

Das Konzernfremden zustehende Ergebnis ist Bestandteil des Überschusses, im Anschluss an diesen gesondert als „davon"-Vermerk auszuweisen und beträgt zum 30. September 2007 76,2 Mio. EUR (73,4 Mio. EUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

Konsolidierung von Zweckgesellschaften

Mit dem Ziel, Spitzenrisiken bei Naturkatastrophen in den Kapitalmarkt zu transferieren, hat die Hannover Rück im dritten Quartal des Vorjahres erstmals das Instrument einer auf einem Sekundärmarkt handelbaren Katastrophenanleihe (Cat-Bond) genutzt. Der Cat Bond mit einem Volumen von 150 Mio. USD wurde von einer Zweckgesellschaft bei institutionellen Investoren aus Europa und Nordamerika platziert. Die Hannover Rück übt keinen kontrollierenden Einfluss über die Zweckgesellschaft aus. Unter IFRS ist diese Transaktion als Finanzinstrument zu bilanzieren. Gemäß IAS 39.9 begründet der Vertrag ein Derivat, dessen Zeitwert zum 30. September 2007 -2,7 Mio. EUR beträgt und das wir zum Stichtag unter den anderen Verbindlichkeiten ausgewiesen haben.

Im Januar 2007 hat die Hannover Rück erneut den Kapitalmarkt zur Beschaffung von Zeichnungskapazität für Katastrophenrisiken genutzt und ihre im letzten Jahr aufgelegte Risikotransaktion „K5" auf 394,5 Mio. EUR aufgestockt. Für die Transaktion wird Kaith Re Ltd., eine auf Bermuda ansässige Zweckgesellschaft, genutzt. Die Verbriefung wurde bei nordamerikanischen, europäischen und japanischen Investoren platziert. Das um 80,4 Mio. EUR erhöhte Kapital ist sowohl von neuen als auch von den bisherigen Investoren erbracht worden. Die Transaktion hat eine geplante Laufzeit bis 31. Dezember 2008. Gemäß SIC–12 wird Kaith Re Ltd. seit dem 1. Januar 2006 in den Konzernabschluss einbezogen.

Im Februar 2007 hat die Hannover Rück-Gruppe erstmalig die Risiken aus Rückversicherungsforderungen in den Kapitalmarkt transferiert. Mit dieser Verbriefung reduziert die Hannover Rück das mit Rückversicherungsforderungen verbundene Ausfallrisiko. Das der Transaktion zu Grunde liegende Forderungsportefeuille hat einen Nominalwert von ca. 1,0 Mrd. EUR und besteht aus Exponierungen gegenüber Erst- und Rückversicherern. Die zur Besicherung dienenden Wertpapiere werden über eine Zweckgesellschaft begeben. Als Auslöser für eine Zahlung an die Hannover Rück dient – nach Abzug ihres Selbstbehalts – die Insolvenz des Retrozessionärs. Die Hannover Rück zieht über keine ihrer Geschäftsbeziehungen die Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit der Zweckgesellschaft. Gemäß IAS 39.9 begründet die Transaktion ein Derivat, dessen Zeitwert zum 30. September 2007 3,8 Mio. EUR beträgt und das wir zum Stichtag unter den sonstigen ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten ausgewiesen haben.

Im März 2007 hat die Hannover Rück mit der Zielsetzung, ihre Bilanz besser zu schützen und ihren Zugang zum Retrozessionsmarkt weiter zu verbreitern, am Kapitalmarkt eine Schutzdeckung in Höhe von 150,4 Mio. EUR mit einer Laufzeit von zwei Jahren auf ihr weltweites Naturkatastrophengeschäft platziert. Ein Risikoträger in Form einer Zweckgesellschaft bietet der Hannover Rück eine Deckung auf aggregierter Basis („Aggregate Excess of Loss"). Als zu Grunde liegendes Portefeuille dient der Selbstbehalt aus dem Naturkatastrophengeschäft der existierenden „K5"-Verbriefung. Die Deckung wird beim aggregierten 83-Jahres-Ereignis für „K5" wirksam und ist beim 250-Jahres-Kumul erschöpft. Innerhalb dieser Spanne übernehmen die externen Investoren 90 % der modellierten „K5"-Schäden, die restlichen 10 % verbleiben bei der Hannover Rück. Über keine ihrer Geschäftsbeziehungen mit der Zweckgesellschaft zieht die Hannover Rück eine Mehrheit des ökonomischen Nutzens bzw. der Risiken aus der Tätigkeit dieser Gesellschaft.

4. Aufgegebene Geschäftsbereiche

Im Vorjahr hat die Hannover Rück Einigung über den Verkauf ihres amerikanischen Teilkonzerns Praetorian Financial Group, Inc., New York (PFG), an einen australischen Versicherungskonzern erzielt. Mit Wirkung vom 31. Mai 2007 fand der Übergang des wirtschaftlichen Eigentums der zu dem in den Vorperioden als aufgegebene Geschäftsbereiche klassifizierten Teilkonzern gehörenden Vermögenswerte und Schulden statt. Diese werden daher zum Bilanzstichtag nicht mehr ausgewiesen. Der Struktur der Transaktion folgend unterliegen sowohl der vorläufige Kaufpreis in Höhe von 805,9 Mio. USD als auch der vorläufige Veräußerungs-

gewinn dem Vorbehalt der im vierten Quartal 2007 erfolgenden endgültigen Bestimmung. Im Einklang mit IFRS 5 „Non-Current Assets Held for Sale and Discontinued Operations" weisen wir das Ergebnis der PFG in der Konzern-Gewinn- und Verlustrechnung für die dargestellten Perioden nach Steuern in einer separaten Zeile aus. Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

In den folgenden Tabellen werden das Ergebnis und die Zahlungsströme der aufgegebenen Geschäftsbereiche dargestellt und in deren wesentliche Komponenten untergliedert. Die ausgewiesenen Beträge für den Zeitraum vom 1. Januar bis 30. September 2007 enthalten lediglich Geschäftsvorfälle bis zum Entkonsolidierungszeitpunkt 31. Mai 2007.

Wesentliche Positionen der Gewinn- und Verlustrechnung der aufgegebenen Geschäftsbereiche

in TEUR	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gebuchte Bruttoprämie	275.409	1.892.084
Gebuchte Rückversicherungsprämie	-42.368	952.593
Nettoveränderung der Bruttoprämienüberträge	-12.372	-243.132
Verdiente Prämie für eigene Rechnung	305.405	696.359
Kapitalanlageergebnis	20.447	19.190
Versicherungstechnisches Ergebnis	24.880	85.350
Übriges Ergebnis	-11.209	-1.342
Operatives Ergebnis (EBIT)	34.118	103.198
Zinsen auf Hybridkapital	2.329	3.953
Ergebnis vor Steuern	31.789	99.245
Steueraufwand	5.799	34.048
Erwerberanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	13.091	–
Konzernanteil am laufenden Ergebnis aus aufgegebenen Geschäftsbereichen	12.899	65.197
Ergebnis aus Entkonsolidierung (nach Steuern)	17.457	–
Überschuss	30.356	65.197

Zum 30. September 2007 enthält der ausgewiesene Überschuss aus den aufgegebenen Geschäftsbereichen einen vorläufigen Veräußerungsgewinn in Höhe von 17,5 Mio. EUR nach Steuern und nach Abzug der Veräußerungskosten. Der auf diesen Veräußerungsgewinn entfallende Steueraufwand beläuft sich auf 68,6 Mio. EUR. Gemäß Kaufvertrag werden diese Beträge im vierten Quartal 2007 endgültig festgelegt.

Zahlungsströme aus den aufgegebenen Geschäftsbereichen

in TEUR	2007	2006
	1.1.–30.9.	1.1.–30.9.
Kapitalfluss aus laufender Geschäftstätigkeit	176.313	197.533
Kapitalfluss aus Investitionstätigkeit	-18.490	-378.270
Kapitalfluss aus Finanzierungstätigkeit	–	152.626
Veränderung der flüssigen Mittel	157.823	-28.111

5. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

5.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Klassifikation und Bewertung der Kapitalanlagen erfolgt gemäß IAS 39 „Financial Instruments: Recognition and Measurement". Die Hannover Rück klassifiziert Kapitalanlagen nach den folgenden Kategorien: Dauerbestand, Darlehen und Forderungen, ergebniswirksam zum Zeitwert bewertete Finanzinstrumente, Handelsbestand und dispositiver Bestand. Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der jeweiligen Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Dauerbestand) sowie Darlehen und Forderungen, die weder an einem aktiven Markt notiert sind noch kurzfristig veräußert werden, werden zu Anschaffungskosten, das sind die Marktwerte – zum Zeitpunkt der Anschaffung – einschließlich direkt zurechenbarer Transaktionskosten zuzüglich erfolgswirksamer Amortisationen, bewertet. Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht und die keiner anderen Kategorie zugeordnet worden sind (dispositiver Bestand), werden zum Marktwert bewertet. Die Differenz zwischen Marktwert und den (fortgeführten) Anschaffungskosten wird bis zum Realisationszeitpunkt ergebnisneutral berücksichtigt.

Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente sowie Wertpapiere des Handelsbestands werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den (fortgeführten) Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte signifikant oder dauerhaft unter die (fortgeführten) Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Ferner umfassen die Kapitalanlagen Anteile an assoziierten Unternehmen, fremdgenutzten Grundbesitz, kurzfristige Anlagen, laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand sowie Depotforderungen. Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private-Equity"-Limited-Partnerships.

Für Finanzinstrumente, die nicht auf einem aktiven Markt gehandelt werden, ist der Zeitwert mit Hilfe einer Bewertungsmethode (z. B. Effektivzinsmethode) zu ermitteln. Der auf diese Weise zum Erwerbszeitpunkt festgestellte Wert kann allerdings von den tatsächlichen Anschaffungskosten abweichen. Die daraus resultierende Bewertungsdifferenz stellt ein theoretisches Ergebnis zum Erwerbszeitpunkt („day-one-profit") dar. Zum Bilanzstichtag belief sich dieses Ergebnis aus dem Bestand der festverzinslichen Wertpapiere auf -2,3 Mio. EUR. Davon sind -1,4 Mio. EUR aus Wertpapieren des dispositiven Bestands erfolgsneutral im Eigenkapital erfasst worden. Die verbleibenden -0,9 Mio. EUR entfallen auf zu fortgeführten Anschaffungskosten bewertete festverzinsliche Wertpapiere, deren Marktwert

bilanziell nicht angesetzt wird und die in den Kategorien „Dauerbestand" und „Darlehen und Forderungen" ausgewiesen werden. Wir verweisen auf die im Folgenden dargestellten Übersichten. Aus dem Bestand der Eigenkapitalinstrumente resultierte zum Erwerbszeitpunkt kein Ergebnis aus der theoretischen Bewertung zum Erwerbszeitpunkt, da diese an aktiven Märkten notiert oder zum aktuellen Wert des Nettovermögens („Net Asset Value") als Approximation des Marktwerts bewertet werden.

Zu weiteren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

Restlaufzeiten der festverzinslichen Wertpapiere

in TEUR	2007		2006	
	Fortgeführte Anschaffungskosten	Marktwert	Fortgeführte Anschaffungskosten	Marktwert
	30.9.	30.9.	31.12.	31.12.
Dauerbestand				
innerhalb eines Jahres	11.885	11.860	66.775	66.892
zwischen einem und zwei Jahren	20.680	20.304	27.742	27.295
zwischen zwei und drei Jahren	33.515	34.992	-	-
zwischen drei und vier Jahren	195.597	195.808	21.615	21.749
zwischen vier und fünf Jahren	146.078	146.877	203.263	204.026
zwischen fünf und zehn Jahren	1.095.162	1.087.968	1.271.484	1.281.502
nach mehr als zehn Jahren	10.371	10.434	11.178	11.357
Gesamt	1.513.288	1.508.243	1.602.057	1.612.821
Darlehen und Forderungen				
innerhalb eines Jahres	21.175	21.259	27.992	28.147
zwischen einem und zwei Jahren	72.891	71.761	24.774	25.347
zwischen zwei und drei Jahren	112.799	109.107	62.218	60.628
zwischen drei und vier Jahren	105.063	100.591	123.217	119.212
zwischen vier und fünf Jahren	13.318	13.170	91.335	87.326
zwischen fünf und zehn Jahren	888.812	851.721	554.829	534.798
nach mehr als zehn Jahren	28.510	29.790	31.228	31.213
Gesamt	1.242.568	1.197.399	915.593	886.671
Dispositiver Bestand				
innerhalb eines Jahres	1.886.502	1.873.609	1.381.230	1.380.347
zwischen einem und zwei Jahren	1.369.959	1.355.741	1.700.790	1.692.481
zwischen zwei und drei Jahren	1.235.030	1.217.684	1.678.241	1.637.918
zwischen drei und vier Jahren	1.052.286	1.047.341	1.566.342	1.562.701
zwischen vier und fünf Jahren	1.054.651	1.049.818	1.187.735	1.176.674
zwischen fünf und zehn Jahren	4.193.822	4.108.970	4.543.454	4.472.663
nach mehr als zehn Jahren	1.784.766	1.730.997	1.123.275	1.139.366
Gesamt	12.577.016	12.384.160	13.181.067	13.062.150
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente				
innerhalb eines Jahres	66.895	66.895	102.378	102.482
zwischen einem und zwei Jahren	29.464	29.813	895	1.224
zwischen zwei und drei Jahren	-	-	-	-
zwischen drei und vier Jahren	-	-	-	-
zwischen vier und fünf Jahren	645	878	-	-
zwischen fünf und zehn Jahren	32.682	32.945	31.840	31.928
nach mehr als zehn Jahren	25.934	28.324	27.411	30.829
Gesamt	155.620	158.855	162.524	166.463

Die dargestellten Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Variabel verzinsliche Anleihen (so genannte „Floater") sind im Bereich der Restlaufzeiten bis zu einem Jahr abgebildet und stellen unser zinsbedingtes, unterjähriges Wiederanlagerisiko dar.

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem Dauerbestand der Kapitalanlagen sowie deren Marktwerte

30.9.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	51.423	–	1.990	231	49.664
Schuldtitel der US-Regierung	334.315	9.726	–	4.530	348.571
Schuldtitel anderer ausländischer Staaten	18.506	–	26	106	18.586
Schuldtitel halbstaatlicher Institutionen	434.622	5.924	3.212	7.162	444.496
Schuldtitel von Unternehmen	413.601	3.703	9.876	7.494	414.922
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	237.796	4	9.298	3.502	232.004
Gesamt	1.490.263	19.357	24.402	23.025	1.508.243

31.12.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dauerbestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	52.922	–	1.355	813	52.380
Schuldtitel der US-Regierung	358.281	4.455	–	2.942	365.678
Schuldtitel anderer ausländischer Staaten	6.648	84	–	25	6.757
Schuldtitel halbstaatlicher Institutionen	455.039	8.305	1.709	9.402	471.037
Schuldtitel von Unternehmen	446.116	7.290	3.150	11.536	461.792
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	252.169	90	3.246	6.164	255.177
Gesamt	1.571.175	20.224	9.460	30.882	1.612.821

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus Darlehen und Forderungen sowie deren Marktwerte

30.9.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	29.307	81	1.006	281	28.663
Schuldtitel halbstaatlicher Institutionen	249.603	588	12.167	5.299	243.323
Schuldtitel von Unternehmen	508.680	614	19.185	11.237	501.346
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	430.304	1.776	15.870	7.857	424.067
Gesamt	1.217.894	3.059	48.228	24.674	1.197.399

31.12.2006

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Darlehen und Forderungen					
Schuldtitel von EU-Mitgliedstaaten	19.979	–	468	168	19.679
Schuldtitel halbstaatlicher Institutionen	220.901	191	9.471	2.755	214.376
Schuldtitel von Unternehmen	368.929	989	11.325	5.435	364.028
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	293.129	1.173	10.011	4.297	288.588
Gesamt	902.938	2.353	31.275	12.655	886.671

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

30.9.2007

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	873.248	897	10.737	13.058	876.466
Schuldtitel der US-Regierung	1.517.830	15.185	3.377	11.946	1.541.584
Schuldtitel anderer ausländischer Staaten	340.651	1.059	2.141	2.843	342.412
Schuldtitel halbstaatlicher Institutionen	3.195.216	12.395	46.782	56.296	3.217.125
Schuldtitel von Unternehmen	3.430.904	22.874	108.426	65.432	3.410.784
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	2.183.316	9.545	56.717	35.248	2.171.392
Aus Investmentfonds	837.560	14.484	41.115	13.468	824.397
	12.378.725	76.439	269.295	198.291	12.384.160
Dividendentitel					
Aktien	367.364	86.208	10.546	-	443.026
Aus Investmentfonds	1.213.283	183.770	8.488	-	1.388.565
	1.580.647	269.978	19.034	-	1.831.591
Kurzfristige Anlagen	1.190.207	1	-	791	1.190.999
Gesamt	15.149.579	346.418	288.329	199.082	15.406.750

Fortgeführte Anschaffungskosten, stille Reserven und abgegrenzte Zinsen aus dem dispositiven Bestand sowie deren Marktwerte

31.12.2006

in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Abgegrenzte Zinsen	Marktwert
Dispositiver Bestand					
Festverzinsliche Wertpapiere					
Schuldtitel von EU-Mitgliedstaaten	980.946	1.747	12.241	15.982	986.434
Schuldtitel der US-Regierung	1.899.898	3.215	25.662	22.933	1.900.384
Schuldtitel anderer ausländischer Staaten	289.217	608	1.780	2.068	290.113
Schuldtitel halbstaatlicher Institutionen	3.360.131	11.949	47.231	50.403	3.375.252
Schuldtitel von Unternehmen	3.801.556	27.667	64.041	72.280	3.837.462
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.864.670	12.471	27.381	25.539	1.875.299
Aus Investmentfonds	784.131	17.234	15.472	11.313	797.206
	12.980.549	74.891	193.808	200.518	13.062.150
Dividendentitel					
Aktien	428.788	76.980	2.491	–	503.277
Aus Investmentfonds	944.959	138.076	241	–	1.082.794
	1.373.747	215.056	2.732	–	1.586.071
Kurzfristige Anlagen	720.482	–	–	805	721.287
Gesamt	15.074.778	289.947	196.540	201.323	15.369.508

Marktwerte vor und nach abgegrenzten Zinsen sowie abgegrenzte Zinsen aus den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten

30.9.2007

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.828	231	10.059
Schuldtitel von Unternehmen	146.081	1.230	147.311
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1.485	–	1.485
	157.394	1.461	158.855
Sonstige Finanzinstrumente			
Derivative Finanzinstrumente	21.508	–	21.508
Gesamt	178.902	1.461	180.363

31.12.2006

in TEUR	Marktwerte vor abgegrenzten Zinsen	Abgegrenzte Zinsen	Marktwert
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente			
Schuldtitel halbstaatlicher Institutionen	9.488	231	9.719
Schuldtitel von Unternehmen	150.611	1.683	152.294
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	4.431	19	4.450
	164.530	1.933	166.463
Dividendentitel			
Aus Investmentfonds	10.207	–	10.207
Sonstige Finanzinstrumente			
Derivative Finanzinstrumente	22.368	–	22.368
Gesamt	197.105	1.933	199.038

Derivative Finanzinstrumente

Unter den ergebniswirksam zum Zeitwert bewerteten Finanzinstrumenten weist die Hannover Rück zum 30. September 2007 die zuvor im Handelsbestand dargestellten versicherungstechnischen Derivate in Höhe von 21,5 Mio. EUR (31. Dezember 2006: 22,4 Mio. EUR) aus, die vom Grundgeschäft getrennt und zum Zeitwert bewertet wurden. Die Vorperiodenangaben wurden entsprechend rückwirkend angepasst.

Handelsbestand

Im dritten Quartal wurden Verkaufsoptionen auf die Indizes Dax und EuroStoxx 50 mit einer jeweiligen Fälligkeit zum 18. April 2008 erworben. Diese Wertpapiere dienen einer Teilabsicherungsstrategie im Aktienportfolio. Die Anschaffungskosten betrugen 3,6 Mio. EUR, der Zeitwert zum Bilanzstichtag belief sich auf

3,1 Mio. EUR. Die Differenz wurde unter den unrealisierten Gewinnen und Verlusten im Ergebnis der Kapitalanlagen ausgewiesen.

Ergebnis der Kapitalanlagen

in TEUR	2007	2006
	30.9.	30.9.
Erträge aus Grundstücken	1.255	15.202
Dividenden	32.844	24.622
Zinserträge	557.108	511.197
Sonstige Kapitalanlageerträge	36.131	16.545
Ordentliche Kapitalanlageerträge	627.338	567.566
Ergebnis aus Anteilen an assoziierten Unternehmen	6.584	2.241
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	164.304	189.768
Realisierte Verluste aus dem Abgang von Kapitalanlagen	60.105	70.077
Unrealisierte Gewinne und Verluste	-3.106	11.282
Abschreibungen auf Grundstücke	413	3.659
Abschreibungen auf Dividendentitel	8.363	6.861
Abschreibungen auf festverzinsliche Wertpapiere	4.636	–
Abschreibungen auf Beteiligungen und sonstige Kapitalanlagen	–	4.170
Sonstige Kapitalanlageaufwendungen	40.615	42.489
Nettoerträge aus selbst verwalteten Kapitalanlagen	680.988	643.601
Depotzinserträge	194.584	187.623
Depotzinsaufwendungen	28.014	33.931
Kapitalanlageergebnis	847.558	797.293

Die außerplanmäßigen Abschreibungen in Höhe von 13,0 Mio. EUR entfallen ausschließlich auf den dispositiven Bestand der Kapitalanlagen. Die Abschreibungen auf festverzinsliche Wertpapiere in Höhe von 4,6 Mio. EUR wurden bei strukturierten Wertpapieren vorgenommen, die im Zusammenhang mit der Krise im US-Immobilienbereich stehen und von der Hannover Rück als ausfallgefährdet angesehen wurden. Ferner wurden Aktien, deren Zeitwert signifikant, d. h. um mindestens 20 %, oder dauerhaft, d. h. für mindestens neun Monate, unter die Anschaffungskosten gesunken war, in Höhe von 8,4 Mio. EUR als wertgemindert betrachtet.

Zinserträge aus Kapitalanlagen

in TEUR	2007	2006
	30.9.	30.9.
Festverzinsliche Wertpapiere – Dauerbestand	50.260	59.082
Festverzinsliche Wertpapiere – Darlehen und Forderungen	32.018	21.204
Festverzinsliche Wertpapiere – dispositiver Bestand	429.464	422.531
Ergebniswirksam zum Zeitwert bewertete Finanzinstrumente	4.949	3.364
Sonstige	40.417	5.016
Gesamt	557.108	511.197

5.2 Kapitalanlagerisiken

Die Risiken im Kapitalanlagebereich umfassen insbesondere das Markt-, das Bonitäts- sowie das Liquiditätsrisiko. Zu den Marktpreisrisiken zählen insbesondere die Aktienkurs-, Zinsänderungs- sowie die Währungsrisiken. Ein wesentliches Instrument zur Steuerung der Marktpreisrisiken ist der Value at Risk (VaR). Die Ermittlung des VaR erfolgt auf Basis historischer Daten, z. B. der Volatilität. Im Rahmen dieser Berechnungen wird die Wahrscheinlichkeit ermittelt, mit der ein bestimmter Teil unseres Portefeuilles verloren wird. Die Berechnung dieses maximalen Verlustpotenzials erfolgt zu einem Konfidenzniveau von 95 % und einer Haltedauer von zehn Tagen. Stresstests sowie Sensitivitätsanalysen ergänzen unser Steuerungsinstrumentarium. Der VaR stellt sich wie folgt dar:

Value at Risk [1] im Hannover Rück-Konzern



in %
1,00
0,95
0,90
0,85
0,80
0,75
0,70
0,65
0,60
4. Quartal 2006
1. Quartal 2007
2. Quartal 2007
3. Quartal 2007

[1] VaR-Obergrenze nach den Richtlinien der Hannover Rück zur Kapitalanlage: 2,5 %

Währungsrisiken sind für ein international agierendes Rückversicherungsunternehmen – in dem ein wesentlicher Teil des Geschäfts in Fremdwährung gezeichnet wird – von großer Bedeutung. Da wir konsequent das Prinzip der kongruenten Währungsbedeckung verfolgen, werden diese Risiken jedoch weitgehend neutralisiert.

Zinsänderungsrisiken bestehen aus einer ungünstigen Wertveränderung der im Bestand gehaltenen Finanzinstrumente auf Grund von Änderungen des Marktzinsniveaus. Sinkende Marktrenditen führen zu Marktwertsteigerungen bzw. steigende Marktrenditen zu Marktwertsenkungen der festverzinslichen Wertpapierportefeuilles. Kongruenz zwischen den Zahlungsströmen der Aktiv- und Passivseite ist eines der zentralen Ziele unserer diesbezüglichen Strategie. Die quantitative Unterlegung dieser Strategie liefert unser Dynamic-Financial-Analysis-Modell sowie verschiedenste Value-at-Risk-Kalkulationen. Zusätzlich sind enge taktische Durationbänder installiert, in denen sich der Asset-Manager opportunistisch entsprechend seiner Markterwartungen positionieren kann. Die Vorgaben für diese Bänder sind unmittelbar mit der Risikotragfähigkeit des Hannover Rück-Konzerns verknüpft.

Aktienkursrisiken resultieren aus ungünstigen Wertveränderungen – z. B. durch Verluste bestimmter Aktienindizes – der im Bestand gehaltenen Aktien und Aktien- bzw. Indexderivate. Durch gezielte Diversifikation in verschiedene Branchen und Regionen streuen wir diese Risiken.

Bonitätsrisiken können sich aus dem Ausfall (Zins und/oder Tilgung) oder der Änderung der Bonität (Rating-Reduzierung) der Emittenten von Wertpapieren ergeben. Der Bonitätsbeurteilung – anhand der in den Kapitalanlagerichtlinien festgelegten Qualitätskriterien – kommt bei uns eine zentrale Bedeutung zu.

Unter dem Liquiditätsrisiko verstehen wir die Gefahr, dass Bestände bzw. offene Positionen wegen Illiquidität der Märkte nicht oder nur mit Verzögerungen bzw. Kursabschlägen veräußert bzw. geschlossen werden können, sowie die Gefahr, dass die gehandelten Volumina die betroffenen Märkte beeinflussen. Regelmäßige Liquiditätsplanungen sowie eine liquide Anlagestruktur der Kapitalanlagen sorgen dafür, dass die Hannover Rück jederzeit in der Lage ist, die erforderlichen Auszahlungen zu leisten. Beispielsweise steuern wir das Liquiditätsrisiko dadurch, dass wir jedem Wertpapier eine Liquiditätskennziffer zuordnen. Die Verteilung der Kapitalanlagen über die verschiedenen Liquiditätsklassen wird in den monatlichen Kapitalanlageberichten dargestellt und durch Limite gesteuert.

Gewichtung wesentlicher Kapitalanlageklassen[1]

Kapitalanlageklasse	Rahmenwert gemäß Kapitalanlagerichtlinien	30.9.2007
Renten (Direktbestand und Investmentfonds)	mind. 50,0 %	78,6 %
Börsennotierte Aktien (Direktbestand und Investmentfonds)	max. 17,5 %	9,4 %
Immobilien	max. 5,0 %	0,1 %

[1] *Ermittlung auf Marktwertbasis*

Zur Zusammensetzung der festverzinslichen Wertpapiere nach Ratingklassen und zur Analyse ausgewählter Szenarien der Zeitwertentwicklung unserer Wertpapiere zum Bilanzstichtag verweisen wir auf die Erläuterungen im Risikobericht.

5.3 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.947 (31. Dezember 2006: 1.988) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtszeitraum 891 Personen im Inland und 1.056 Personen für die konsolidierten Konzerngesellschaften im Ausland tätig; auf die aufgegebenen Geschäftsbereiche entfielen zum Stichtag 249 Mitarbeiter, die nach der im zweiten Quartal erfolgten Veräußerung nicht mehr in den Mitarbeiterzahlen enthalten sind.

5.4 Eigenkapitalentwicklung und Anteile anderer Gesellschafter

Das Eigenkapital wird nach IAS 1 „Presentation of Financial Statements" und in Anwendung von IAS 32 „Financial Instruments: Disclosure and Presentation" in Verbindung mit IAS 39 „Financial Instruments: Recognition and Measurement" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Das Eigenkapital (Grundkapital der Hannover Rück AG) beträgt 120.597.134,00 EUR und ist in 120.597.134 stimm- und dividendenberechtigte, auf den Namen lautende Stückaktien eingeteilt. Die Aktien sind voll eingezahlt.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist.

Die Ausgabe neuer, auf den Namen lautender Stückaktien kann einmal oder mehrmals gegen Bar- oder Sacheinlage erfolgen. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden.

Weiterhin besteht ein bedingtes Kapital bis zu 60.299 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen sowie von Genussrechten oder Gewinnschuldverschreibungen mit Wandel- und Optionsrechten und ist befristet bis zum 11. Mai 2011.

5.5 Eigene Anteile

Nach IAS 1 sind eigene Anteile im Eigenkapital offen abzusetzen. Durch Beschluss der Hauptversammlung der Hannover Rück AG vom 3. Mai 2007 wurde die Gesellschaft ermächtigt, bis zum 31. Oktober 2008 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war während des Berichtszeitraums zu keinem Zeitpunkt im Besitz eigener Aktien.

5.6 Ergebnis je Aktie

Berechnung des unverwässerten sowie des gleichlautenden verwässerten Ergebnisses je Aktie

	2007			2006		
	1.1.–30.9.			1.1.–30.9.		
	Ergebnis (in TEUR)	**Aktien (Anzahl)**	**Je Aktie (in EUR)**	**Ergebnis (in TEUR)**	**Aktien (Anzahl)**	**Je Aktie (in EUR)**
Konzernergebnis						
Gewogener Durchschnitt der ausgegebenen Aktien (Anzahl)		120.597.134			120.597.134	
Ergebnis je Aktie	589.287	120.597.134	4,89	380.107	120.597.134	3,15
aus fortzuführenden Geschäftsbereichen	558.931	120.597.134	4,64	314.910	120.597.134	2,61
aus aufgegebenen Geschäftsbereichen	30.356	120.597.134	0,25	65.197	120.597.134	0,54

6. Transaktionen mit nahe stehenden Personen und Unternehmen

Nach IAS 24 werden nahe stehende Unternehmen oder Personen u. a. als Mutter- und Tochterunternehmen und Tochtergesellschaften einer gemeinsamen Muttergesellschaft, assoziierte Unternehmen, juristische Personen unter Einfluss des Managements und das Management des Unternehmens definiert. In der Berichtsperiode bestanden die folgenden wesentlichen Geschäftsbeziehungen mit nahe stehenden Unternehmen oder Personen.

Der HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) hält mittelbar über die Tochterunternehmen Talanx AG, HDI Verwaltungs-Service AG sowie über die Zweite HDI Beteiligungsgesellschaft mbH, alle mit Sitz in Hannover, eine Mehrheitsbeteiligung an der Hannover Rück AG.

Die Hannover Rück-Gruppe bietet dem HDI-Konzern Rückversicherungsschutz. Insoweit besteht im versicherungstechnischen Geschäft eine Vielzahl von Geschäftsbeziehungen mit nicht von der Hannover Rück-Gruppe zu konsolidierenden, nahe stehenden Unternehmen im In- und Ausland. Dies beinhaltet sowohl übernommenes als auch abgegebenes Geschäft zu marktüblichen Konditionen.

Wesentliche Rückversicherungsbeziehungen mit nahe stehenden Unternehmen in der Berichtsperiode werden in der folgenden Tabelle dargestellt.

Übernommenes und abgegebenes Geschäft im In- und Ausland

in TEUR	2007	
Nahe stehendes Unternehmen	Prämie	versicherungstechnisches Ergebnis
Übernommenes Geschäft		
ASPECTA Assurance International AG	14.843	2.245
ASPECTA Assurance International Luxembourg S.A.	24.128	2.713
ASPECTA Lebensversicherung AG	105.571	5.473
ASPECTA Versicherung AG	13.325	-3.605
CiV Lebensversicherung AG	35.815	490
CiV Versicherung AG	13.292	1.647
Gerling Konzern Allgemeine Versicherungs-AG	91.591	6.194
HDI Asecuracja Towarzystwo Ubezpieczen S.A.	12.809	-132
HDI Assicurazioni S.p.A.	11.422	3.984
HDI Gerling Lebensversicherung AG	12.256	-2.083
HDI Gerling Verzekeringen N.V.	21.558	2.996
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	14.866	1.014
HDI Hannover Versicherung AG	9.536	1.764
HDI Industrie Versicherung AG	130.731	43.589
HDI Sigorta A.S.	5.379	-15.300
Magyar Posta Biztosító Részvénytársaság	7.323	499
PB Lebensversicherung AG	31.061	-971
PB Versicherung AG	3.976	-179
Übrige Gesellschaften	6.308	-15
Gesamt	565.790	50.323
Abgegebenes Geschäft		
HDI Industrie Versicherung AG	-601	-212
Übrige Gesellschaften	-21	-29
Gesamt	-622	-241

Seit dem Geschäftsjahr 1997 wird bei allen Neuzeichnungen und Verlängerungen der deutsche Markt von der E+S Rück AG und der ausländische Markt von der Hannover Rück AG bearbeitet. Durch interne Retrozession bleibt die prozentuale Aufteilung des Geschäfts, die für die vorher bestehende Zeichnungsgemeinschaft galt, zwischen diesen Gesellschaften im Wesentlichen erhalten.

Die AmpegaGerling Asset Management GmbH erbringt im vertraglich vereinbarten Rahmen Dienstleistungen zur Vermögensanlage und Vermögensverwaltung für die Hannover Rück sowie einige ihrer Tochtergesellschaften. Vermögenswerte in Spezialfonds werden durch die AmpegaGerling Investment GmbH verwaltet. Die AmpegaGerling Immobilien Management GmbH erbringt für die Hannover Rück Dienstleistungen im Rahmen eines Verwaltungsvertrages.

Gesellschaften der Talanx-Gruppe gewährten dem Hannover Rück-Konzern Versicherungsschutz u. a. in den Bereichen Betriebshaftpflicht-, Feuer-, Gruppenunfall- und Dienstreisekaskoversicherung. Darüber hinaus erbrachten Abteilungen der Talanx AG für uns Dienstleistungen im Bereich allgemeiner Verwaltung. Alle Geschäfte erfolgten zu marktüblichen Konditionen.

Zum Erwerb der Anteile der CiV Lebensversicherung AG, einer Tochtergesellschaft der Talanx AG, in Höhe von 10 % an der E+S Rück AG durch die Hannover Rück Beteiligung Verwaltungs-GmbH und zu der anschließenden Weiterveräußerung von 2 % dieser Anteile an einen konzernfremden Dritten verweisen wir auf unsere Ausführungen im Kapitel 3. „Konsolidierungskreis und -grundsätze".

7. Übrige Erläuterungen

7.1 Haftungsverhältnisse

Eine von der Hannover Finance, Inc., Wilmington/USA, im Geschäftsjahr 1999 begebene nachrangige Anleihe über 400,0 Mio. USD hat die Hannover Rück durch eine nachrangige Garantie abgesichert. Im Februar 2004 sowie im Mai 2005 hat die Hannover Rück AG die nachrangige Anleihe in Höhe von 370,0 Mio. USD bzw. 10,0 Mio. USD zurückgekauft, sodass die Garantie noch 20,0 Mio. USD absichert. Mit Wirkung vom 4. Juni 2007 hat die Emittentin die Anleihe nunmehr zum Zweck der Entwertung von der Hannover Rück AG in Höhe von 380,0 Mio. USD zurückerworben und zum 17. Juli 2007 entwertet.

Die Hannover Rück AG hat über ihre Tochtergesellschaft Hannover Finance (Luxembourg) S.A. drei nachrangige Schuldverschreibungen am europäischen Kapitalmarkt platziert. Sowohl die im Jahr 2001 begebene Anleihe, deren Anleihevolumen nunmehr 138,1 Mio. EUR beträgt, als auch die Anleihen aus den Geschäftsjahren 2004 über 750,0 Mio. EUR und 2005 über 500,0 Mio. EUR hat die Hannover Rück AG jeweils durch eine nachrangige Garantie abgesichert. Zu näheren Erläuterungen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2006.

Die Garantien der Hannover Rück AG für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen seitens der jeweiligen Emittentin nicht geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück AG keine Rückgriffsrechte außerhalb des Konzerns.

Im Juli 2004 veräußerte die Hannover Rück AG zusammen mit den anderen Teilhabern ihre über die Willy Vogel Beteiligungsgesellschaft mbH gehaltene Beteiligung an der Willy Vogel AG. Zur Absicherung der im Kaufvertrag übernommenen Gewährleistungen erteilte die Hannover Rück AG gemeinsam mit den anderen Teilhabern dem Käufer eine selbstschuldnerische Bürgschaft mit einer Laufzeit bis zum Jahr 2009, die insgesamt auf 7,1 Mio. EUR begrenzt ist. Ferner wurde zwischen der Hannover Rück AG und den anderen Teilhabern für den Fall der Inanspruchnahme der Bürgschaft ein den jeweiligen Beteiligungsverhältnissen entsprechender Ausgleich vereinbart.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust) gestellt. Zum Bilanzstichtag belief es sich auf 2.114,7 Mio. EUR (31. Dezember 2006: 2.238,8 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen im dispositiven Bestand ausgewiesen.

Zur Besicherung versicherungstechnischer Verbindlichkeiten haben für uns verschiedene Kreditinstitute Bürgschaften in Form von Letters of Credit gestellt. Der Gesamtbetrag belief sich zum Bilanzstichtag auf 2.269,1 Mio. EUR (31. Dezember 2006: 2.684,2 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 79,1 Mio. EUR (31. Dezember 2006: 91,3 Mio. EUR) seitens der E+S Rück AG sowie in Höhe von 172,3 Mio. EUR (31. Dezember 2006: 155,0 Mio. EUR) bei der Hannover Rück AG. Dabei handelt es sich im Wesentlichen um Private-Equity-Funds und Venture-Capital-Gesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen. Die Finanzierungsphase wurde mit Wirkung zum 31. Dezember 2004 vertragsgemäß beendet. Die Haftungshöhe der Hannover Rück AG zum Novationszeitpunkt (31. Dezember 2011), bezogen auf zukünftige Bilanzstichtage, kann sich durch Schwankungen im EURIBOR bzw. Abweichungen der tatsächlichen Abrechnungen von den Projektionen ändern. Zum Bilanzstichtag wurde die Höhe der Rückversicherungsverpflichtungen unverändert auf 33,4 Mio. EUR geschätzt.

7.2 Ereignisse nach Ablauf des Quartals

Am 10. August 2007 wurde die Hannover Life Reassurance Bermuda Ltd., mit Sitz in Hamilton, Bermuda, gegründet. Die Zweite Hannover Rück Beteiligung Verwaltungs-GmbH hält die Anteile an der Gesellschaft, die ihre Geschäftstätigkeit mit Wirkung zum 4. Oktober 2007 aufgenommen hat. Der Zweck der Gesellschaft ist die Zeichnung von Lebens-, Kranken-, Renten- und Unfallrückversicherungsgeschäft sowie die Übernahme von bestehenden Lebensversicherungsportefeuilles.

Zum 1. Oktober 2007 hat die Hannover Rück AG die Anteile der E+S Rück AG in Höhe von 50 % an der Hannover Life Re of Australasia Ltd., Sydney, Australien, zu einem Kaufpreis in Höhe von 96,2 Mio. EUR erworben. Die Hannover Rück AG hält damit alle Anteile an der Gesellschaft.

Die im vierten Quartal eingetretenen Flächenbrände in Kalifornien führten nach derzeitigen Schätzungen zu einem Marktschaden von mindestens 1,5 Mrd. USD. Wir erwarten aus diesem Ereignis eine Netto-Schadenbelastung im niedrigen zweistelligen Millionenbereich.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations
Stefan Schulz

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations
Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations
Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

Interim Report | 3/2007

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2007					2006		
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.	31.12.
Results								
Gross written premium	4,491.6	1,934.8	-12.7%	6,426.3	-11.1%	2,215.1	7,227.7	
Net premium earned	3,705.2	1,785.9	+10.3%	5,491.1	+4.5%	1,619.7	5,256.4	
Net underwriting result	(92.1)	(27.9)	-69.7%	(119.9)	-23.8%	(92.0)	(157.4)	
Net investment income	579.9	267.6	-14.6%	847.6	+6.3%	313.4	797.3	
Operating profit/loss (EBIT)	467.7	222.6	+11.4%	690.3	+14.3%	199.8	603.6	
Group net income	293.0	296.3	+139.9%	589.3	+55.0%	123.5	380.1	
Balance sheet								
Policyholders' surplus	4,824.1			5,136.8	+5.3%			4,878.4
Total shareholders' equity	2,976.4			3,212.7	+10.9%			2,897.8
Minority interests	474.7			551.2	-9.4%			608.6
Hybrid capital	1,373.0			1,372.9	+0.1%			1,372.0
Investments (incl. funds held by ceding companies)	29,190.6			28,998.1	+1.6%			28,538.1
Total assets	39,154.8			37,974.1	-8.2%			41,386.4
Share								
Earnings per share (diluted) in EUR	2.43	2.46		4.89		1.02	3.15	
Book value per share in EUR	24.68			26.64	+10.9%		23.60	24.03
Share price at year-end in EUR	35.95	35.58	+7.3%	35.58	+1.4%	33.17	33.17	35.08
Dividend	–	–		–		–	–	193.0
Dividend per share in EUR	–	–		–		–	–	1.60
Market capitalisation	4,335.5			4,290.8	+1.4%		4,000.2	4,230.5
Ratios								
Combined ratio (non-life reinsurance) [1]	101.9%	97.9%		100.6%		103.3%	100.5%	
Catastrophe/major losses as percentage of net premium earned [2]	9.2%	3.4%		7.6%		1.2%	2.6%	
Retention	85.8%	87.9%		86.4%		74.7%	76.3%	
Return on investment	4.9%	4.4%		4.7%		5.5%	4.5%	
EBIT margin [3]	12.6%	12.5%		12.6%		12.3%	11.5%	
Return on equity (after tax)	19.9%	38.3%		25.7%		18.3%	18.6%	

[1] Including expenses on funds withheld and contract deposits
[2] Natural catastrophes and other major losses in excess of EUR 5 million gross for the Hannover Re Group
[3] Operating profit (EBIT)/net premium earned

Wilhelm Zeller
Chairman of the
Executive Board



Dear shareholders,
Ladies and Gentlemen,

I am delighted to report that we have been able to sustain the favourable development of our business in the first half-year with a very good result for the third quarter. As you are aware, this quarter is of course particularly critical because of the higher level of hurricane/typhoon activity. Although the windstorm season in the Caribbean and East Asia continues until the end of November, the most crucial months are now behind us and our profit forecast for 2007 is becoming more and more secure: with the present result, which also reflects a positive special effect associated with the reform of corporate taxation, your company enjoys an exceptionally strong platform for boosting the profit target – a return on equity of at least 15 percent after tax – to at least 20 percent. Subject to the approval of the relevant boards, this should therefore facilitate another increase in the dividend.

The state of the market in *non-life reinsurance*, our largest business group, remains favourable. Although the treaty renewals completed in the course of the year showed that the hard market has passed its peak and price reductions must now be anticipated, non-life reinsurance business remains attractive. After eight consecutive years of consistent price increases rates have attained a comfortably adequate level.

What is more, your company is superbly poised to face the challenges of a softening market: in the typically cyclical business of non-life reinsurance we have for many years pursued a policy of systematic cycle management, meaning that we enlarge our market share in upward phases while scaling it back – and at the same time pinpointing attractive market and product niches – in downturns such as the one that we are now facing. As you know, we conduct our business with a strict focus on profitability; especially in a softening market this is highly significant. Thanks to our strategic orientation as a "Multi Specialist" we are not only optimally diversified but can also respond flexibly according to market developments.

Having raised our stake in E+S Rück – which bears exclusive responsibility for German business within the Group – we are to profit even better from the opportunities offered by an attractive German market. Among other things, we have also set our sights on reinsurance in conformity with Islamic principles, on business in Central and Eastern Europe and on worldwide credit and surety reinsurance – areas in which we similarly anticipate profitable growth.

Yet we do not rely entirely on favourable market conditions. The theme of risk management is one of the cornerstones of our strategy: we have continued to scale back our peak exposures to catastrophe losses, and through the new capital market transactions already reported on in the first quarter we have also taken further steps to ensure that our equity base will not be eroded by exceptionally large losses. In addition to traditional covers we thus have in place a diverse range of protection mechanisms within the scope of alternative risk transfer. We shall continue to stand by our strategy of increasingly transferring insurance risks to the capital market.

I am exceptionally satisfied with the development of our second business group, namely *life and health reinsurance*. Growth and earnings prospects here are very good. With our "five pillar model" we have an excellent platform for sustainable double-digit growth. In addition to traditional life and health reinsurance, the cornerstones of our strategy are the financing of new and existing books of business, the development of new products and markets, bancassurance and partnerships with large multinational clients. In life and health reinsurance, too, we have an eye to the high-growth market of (re)insurance in conformity with Islamic principles. In this area – although not only here – we support our clients not just with risk transfer but also with the design of new products. Nor would I wish to neglect to mention the growth potential offered by individual retirement provision. All in all, then, the prospects for our life and health reinsurance business group are bright. As at 30 September 2007 we again comfortably surpassed our target of generating an EBIT margin in excess of five percent.

Capital markets were jittery in the third quarter, and hence saw considerable volatility. Our conservatively oriented, diversified portfolio escaped the credit crunch and the crisis on the US housing market almost unscathed. We were again able to generate significantly higher current investment income on the basis of a further slight rise in the average yields in the portfolio. Write-downs of a mere EUR 4.6 million – a low level relative to the total asset volume – were taken on account of the very modest portfolio of securities held in the US mortgage market.

Having posted appreciable gains in the course of the second quarter, the Hannover Re share began the third quarter on a weaker note; investors exercised caution with an eye to anticipated windstorm risks, and the turmoil triggered by the US mortgage meltdown also left a mark on the price of our share. Towards the end of September the share price began to pick up again, and I am confident that the profit potential inherent in your company will soon be reflected in further price gains.

I would like to thank you most sincerely – also on behalf of all my colleagues on the Executive Board – for your trust in Hannover Re. We are and will continue to be guided by our overriding goal of continuing to lead your company profitably and securely into the future.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1] [2] Berg	Chairman
Dr. Klaus Sturany [1] Dortmund	Deputy Chairman (since 3 May 2007)
Herbert K. Haas [1] [2] Burgwedel	
Uwe Kramp [3] Hannover (since 3 May 2007)	
Karl Heinz Midunsky Gauting	
Ass. jur. Otto Müller [3] Hannover	
Dr. Immo Querner Ehlershausen	
Ass. jur. Renate Schaper-Stewart [3] Lehrte (until 3 May 2007)	
Dr. Erhard Schipporeit [2] Hannover (since 3 May 2007)	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt (until 3 May 2007)	
Gert Waechtler [3] Großburgwedel (since 3 May 2007)	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

[1] Member of the Standing Committee
[2] Member of the Balance Sheet Committee
[3] Staff representative

THE HANNOVER RE SHARE

The third quarter of 2007 was a stormy one on capital markets. Having developed very favourably in the first half of 2007, prices on global equity markets slumped at the beginning of the third quarter. On 16 July 2007 the Dax was still enjoying its best mark of the year to date at 8,106, its highest level in seven years. The MDax had posted its high for the year to date on 9 July 2007 at 11,378 points. However, risk aversion then took hold among investors and prices retreated – not only on the German equity market but also throughout the world. The decline was prompted by bad news coming out of the United States, where market movements were detrimentally impacted by a number of profit warnings in early July. What is more, rating agencies such as Standard & Poor's and Moody's announced that they would be downgrading their ratings for bonds secured by subprime mortgages. The so-called subprime crisis was in full swing. Events surrounding the US mortgage market dominated developments on global capital markets in July and August of this year. Hedge funds and even banks ran into liquidity problems worldwide. Central banks around the world stepped in to calm the financial markets, providing additional liquidity to ensure that markets could continue to function normally.

In mid-August the German Dax and MDax indices dropped to their lowest points of the year. The Dax had shed 10% of its value in the four weeks since its high for the year, closing at 7,270 on 16 August 2007. The MDax surrendered as much as 16% of its value, ending the same day at 9,508 points – its lowest level of the year. At the end of August German stock markets had regained their composure, showing only isolated modest price declines by mid-September – these being attributable to profit-taking. The Dax and MDax ended the third quarter at 7,862 and 10,335 points respectively.

Performance of the Hannover Re share compared with standard benchmark indices and the ABN Amro Global Reinsurance Index



in %
250
225
200
175
150
125
100
75
50
2 January 2004
2 April 2004
2 July 2004
2 October 2004
2 January 2005
2 April 2005
2 July 2005
2 October 2005
2 January 2006
2 April 2006
2 July 2006
2 October 2006
2 January 2007
2 April 2007
2 July 2007
28 September 2007
Hannover Re share
Dax
MDax
ABN Amro Global Reinsurance Index
Prime Insurance Performance Index

The Hannover Re share, too, was not spared from the general turmoil on capital markets. Having performed well in the first half of the year to reach a price of around EUR 36 at the end of June, our share experienced a similar downward slide in July: it closed at EUR 30.75 on 10 August 2007, its lowest level of the year and a price drop of some 16% relative to 30 June 2007. Although Hannover Re does not itself have significant investments in the subprime market, the share came under selling

pressure. A general mood of distrust in financials led to overreactions on the market. Yet the Hannover Re share was quick to recover lost ground: despite some profit-taking here and there, the price had climbed back to EUR 35.58 by the end of the quarter and was thus on par with the level as at mid-year 2007.

While we always have an eye to short-term movements in the share price, we attach far greater importance to a performance comparison over the medium term.

Our strategic objective is to outperform the ABN Amro Rothschild Global Reinsurance Index on a three-year moving average. As at 30 September 2007 our share had just fallen short of this goal. While the index generated a positive performance of 48.1%, our share lagged 1.7 percentage points behind with a gain of 46.4%.

Our Investor Relations measures in the third quarter again encompassed numerous roadshows and teleconferences with analysts and investors. Yet face-to-face talks with analysts and investors in Hannover are also very much part of day-to-day activities, and these were conducted particularly intensively in the third quarter. With the Hannover Re share priced at around EUR 36 and given the current earnings outlook for 2007, analysts put the fair value of our share in a range of EUR 37 to EUR 41.50.

Share information

Figures in EUR	30.9.2007	2006	2005	2004	2003 [1]	2002 [1]
Earnings per share (diluted)	4.89	4.27	0.41	2.32	3.24	2.75
Dividend per share	-	1.60	-	1.00	0.95	0.85

[1] On a US GAAP basis

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 50.2% Free float: 49.8%
Common shares as at 30 September 2007:	120,597,134.00 EUR
Number of shares as at 30 September 2007:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 September 2007:	EUR 4,290.8 million

INTERIM MANAGEMENT REPORT

Business development

We are highly satisfied with the development of the third quarter of 2007. The results of our two business groups – non-life reinsurance and life and health reinsurance – constitute an exceptionally strong platform for boosting our profit target for the full financial year from a return on equity of at least 15% to a minimum of 20%.

Although the sale of Praetorian Financial Group, Inc. – our US primary insurance subsidiary transacting specialty business – was closed as at 31 May 2007, IFRS 5 requires that its result continue to be reported in a separate line of the statement of income (net income from discontinued operations). We have adjusted the figures for the corresponding period of the previous year in order to ensure comparability.

Gross written premium in total business amounted to EUR 6.4 billion (EUR 7.2 billion) as at 30 September 2007; this corresponds to a decline of 11.1% compared to the same period of the previous year. Key factors here were the sale of Praetorian and the associated withdrawal of Clarendon from active specialty business. This effect was not entirely offset despite the growth in life and health reinsurance. At constant exchange rates premium would have contracted by 8.0%. Due to lower retrocessions the level of retained premium climbed to 86.4% (76.3%), causing net premium to increase by 4.5% to EUR 5.5 billion (EUR 5.3 billion).

The performance of our investments was most satisfactory. The comparatively slight rise in the portfolio of assets under own management can be attributed primarily to the offsetting effect of the movement in the US dollar in conjunction with moderate cash inflows. Ordinary income (excluding interest on deposits) nevertheless improved on the previous year's figure of EUR 567.6 million to EUR 627.3 million. This was due principally to the higher average yield generated in the portfolios. Combined with realised gains on equities, it was possible to boost the income from assets under own management by 5.8%. Net interest on deposits climbed by 8.4%, causing net investment income to grow by a gratifying 6.3% to EUR 847.6 million (EUR 797.3 million). The favourable performance of equity markets did not entirely make up for yield increases on fixed-income euro-denominated securities and in the credit sector around the world, leading to a reduction in unrealised gains and losses in the Group's portfolio.

The operating profit (EBIT) grew by 14.3% as at 30 September 2007 to EUR 690.3 million (EUR 603.6 million). Group net income increased by 55.0% to EUR 589.3 million (EUR 380.1 million). This figure includes a reduction in deferred taxes amounting to EUR 179.0 million (after minority interests) as a consequence of the reform of corporate taxation. Yet even without this special effect the result would have been extremely satisfactory. Earnings per share stood at EUR 4.89 (EUR 3.15), corresponding to an annualised return on equity of 25.7%. Even excluding the positive effect associated with corporate tax reform, the return on equity would have come in at a very good 17.9%.

Our financial strength also continues to be very solid; the balance sheet structure has improved still further. Shareholders' equity grew by EUR 314.8 million relative to the position as at 31 December 2006 to stand at EUR 3.2 billion. The book value per share consequently also increased by 10.9%. The policyholders' surplus, comprised of shareholders' equity, minority interests and hybrid capital, totalled EUR 5.1 billion (EUR 4.9 billion).

Our company continues to regard risk management as a matter of central importance: as part of our quantitative approach to risk management the most significant risks in non-life reinsurance – such as the reserving and natural catastrophe exposure risks – are actuarially assessed using the very latest methods. Constant monitoring and controlling of all risks form the cornerstone of our qualitative risk management; in this context special attention is paid to operational risks, which we track, assess and minimise using appropriate measures.

We are standing by our strategy of increasingly transferring insurance risks to the capital market. In this way we are able to better diversify our programme of protection cover and thereby reduce our expenditure on costly reinsurance arrangements. Going forward we also intend to structure capital market securitisations for other companies, and we have set up a special department for this purpose.

Non-life reinsurance

After eight consecutive years of rate increases the state of the market in non-life reinsurance remains favourable. Even though the treaty renewals as at 1 January 2007 as well as subsequent renewal phases during the year showed that the hard market in non-life reinsurance has now passed its peak, the outcome of the treaty negotiations was broadly satisfactory.

What is crucial is that rates in most segments have reached a comfortably adequate level and the prospects for business therefore remain promising. Only in certain lines, such as US casualty business – and here especially directors' and officers' (D&O) covers –, do we assess prices and conditions as not being commensurate with the assumed risk. In these cases we have responded accordingly and scaled back our premium volume. In property business, on the other hand, the situation was still adequate despite slight declines in rates. Even though prices as a whole are retreating somewhat, they remain for the most part on an attractive level. Prices for US property catastrophe business remained high, with modest rate reductions in only a few areas.

The renewal phases once again underscored the fact that ceding companies attach considerable importance to their reinsurers' ratings. This is especially true of long-tail liability lines. Thanks to our very good ratings we were able to profit from this situation particularly strongly.

Key figures for non-life reinsurance

Figures in EUR million	2007					2006	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	2,964.4	1,137.8	-24.9%	4,102.3	-21.8%	1,515.0	5,244.9
Net premium earned	2,328.5	1,062.9	+1.7%	3,391.3	-4.7%	1,045.0	3,557.7
Underwriting result	(56.1)	5.8	-116.5%	(50.3)	+0.0%	(35.4)	(50.3)
Net investment income	411.8	174.1	-25.9%	586.0	+4.6%	235.1	560.1
Operating result (EBIT)	321.5	131.7	-18.5%	453.2	-2.6%	161.6	465.3
Group net income	241.4	152.4	+32.9%	393.8	+17.5%	114.7	335.2
Earnings per share in EUR	2.00	1.27	+32.9%	3.27	+17.5%	0.95	2.78
Retention	83.3%	85.4%		83.9%		71.2%	72.6%
Combined ratio [1]	101.9%	97.9%		100.6%		103.3%	100.5%

[1] *Including expenses on funds withheld and contract deposits*

Key fine-tuning tools used in our underwriting practice are our active cycle management and opportunistic underwriting policy, under which we concentrate on those segments that promise the strongest profitability. They include property catastrophe business, worldwide credit and surety insurance, marine insurance and the markets of Central and Eastern Europe. On the profitable German market we were able to boost our share as one of the leading reinsurers thanks to new client relationships.

With an eye to the enormous growth potential offered by Islamic insurance markets worldwide, we are pursuing a policy of systematically cultivating and expanding this business through our subsidiary in Bahrain. In the third quarter, following the successful establishment of Hannover ReTakaful last year, we also set up a branch office of Hannover Re in the Kingdom of Bahrain which is tasked with focusing exclusively on traditional reinsurance business in this region. Through this concentration of our activities in the Arab world our clients are able to benefit from even greater market intimacy and can access all our services at a single location.

All in all, we are thoroughly satisfied with the development of our non-life reinsurance business group. As expected, gross premium volume as at 30 September 2007 came in lower than in the same period of the previous year, falling by 21.8% to EUR 4.1 billion (EUR 5.2 billion). This was due primarily to the sale of Praetorian and the weakness of the US dollar. At constant exchange rates, especially against the US dollar, the decline would have been 19.0%. Owing to a sharply higher retention of 83.9% (72.6%), driven in large measure by the reduction in fronting business written by Clarendon for Praetorian, net premium earned fell by a mere 4.7% to EUR 3.4 billion (EUR 3.6 billion).

On the claims side the third quarter passed off rather satisfactorily. We incurred a number of smaller natural catastrophe losses – including hurricane "Dean" with a strain of less than EUR 10 million – as well as two aviation claims. The total net burden of catastrophe losses and major claims in the third quarter stood at EUR 35.7 million; the figure for the first nine months amounted to EUR 259.2 million, equivalent to 7.6% of net premium in non-life reinsurance and hence within the multi-year average of 8%. The combined ratio came in at 100.6% (100.5%).

The net underwriting result of -EUR 50.3 million as at 30 September 2007 was on a par with the previous year. The operating profit (EBIT) in non-life reinsurance contracted by 2.6% to EUR 453.2 million (EUR 465.3 million). Group net income climbed by 17.5% to EUR 393.8 million (EUR 335.2 million), generating earnings of EUR 3.27 (EUR 2.78) per share.

Life and health reinsurance

In life and health reinsurance we transact our business on the basis of our "5 pillar model":

- Financing of new and existing business,
- Development of new markets and products – such as special seniors' and annuity products,
- Bancassurance,
- Partnerships with large multinational insurance groups and
- Traditional life, annuity, accident and health business.

This broad positioning enables us to enjoy a promising portfolio and vigorous organic growth.

As expected, our life and health reinsurance portfolio continued to deliver dynamic growth in the third quarter of 2007, and we were again able to substantially expand our premium volume. We remain focused on profitable niche segments.

We are also actively involved in the development of Islamic insurance markets, assisting our clients not only with the design of insurance products in accordance with Islamic principles but also with an eye to marketing and sales methods.

Within traditional life and health business our concentration is on the markets of the United Kingdom, Italy, South Africa, Australia/New Zealand, USA and Asia. In the United Kingdom our focus continued to be on enhanced annuities, while in the

United States special health insurance products aimed at senior citizens offered attractive growth prospects.

In Europe we continue to concentrate on expanding our bancassurance business; our activities in this sector are currently centred on Greece, Cyprus and Turkey in particular.

Key figures for life and health reinsurance

Figures in EUR million	2007					2006	
	1.1.–30.6.	1.7.–30.9.	+/- previous year	1.1.–30.9.	+/- previous year	1.7.–30.9.	1.1.–30.9.
Gross written premium	1,532.3	801.4	+14.5%	2,333.7	+17.7%	700.2	1,982.7
Net premium earned	1,376.7	723.0	+25.8%	2,099.7	+23.6%	574.8	1,698.7
Net investment income	149.2	82.0	+19.4%	231.3	+14.5%	68.7	202.1
Operating profit (EBIT)	129.2	80.7	+172.8%	209.9	+94.7%	29.6	107.8
Group net income	89.9	113.7	+479.8%	203.6	+187.8%	19.6	70.8
Earnings per share in EUR	0.75	0.94	+479.8%	1.69	+187.8%	0.17	0.59
Retention	90.2%	90.9%		90.5%		82.4%	86.0%
EBIT margin [1]	9.4%	11.2%		10.0%		5.2%	6.4%

[1] Operating profit (EBIT)/net premium earned

Gross written premium increased by an appreciable 17.7% to EUR 2.3 billion as at 30 September 2007 (EUR 2.0 billion). At constant exchange rates growth would have been 21.6%. The level of retained premium rose slightly to 90.5% (86.0%). Net premium earned consequently increased by a more marked 23.6% to EUR 2.1 billion (EUR 1.7 billion).

Results as at 30 September 2007 were also most satisfactory: the operating profit (EBIT) was almost doubled to EUR 209.9 million (EUR 107.8 million). This amount includes extraordinary income of some EUR 25 million from both the first half-year and the third quarter. The EBIT margin of 10.0% was thus comfortably in excess of the targeted 5% mark. Yet even without these special effects it would have come in at a very good 7.6%; Group net income surged exceptionally vigorously to EUR 203.6 million (EUR 70.8 million), corresponding to earnings of EUR 1.69 (EUR 0.59) per share.

Investments

The international equity markets got off to a good start at the turn of the year and even recovered ground that had been lost in the months from June to August. The temporary downward movements were attributable to uncertainty in the credit sector around the world that had been triggered by adverse developments on the US subprime mortgage market.

Increased volatility in almost all durations was still the hallmark of American and European bond markets. In the first half of 2007 almost all currency areas saw significant yield increases along the interest rate curves, which were alleviated in the third quarter by massive shifts into government bonds. The credit crunch and crisis in the US housing market prompted a significant rise in risk premiums for

corporate bonds. Our principal focus in the area of fixed-income securities therefore continues to be on high quality and liquidity while maintaining a neutral duration.

The inflow of cash combined with offsetting market movements and especially a weaker US dollar caused the portfolio of assets under own management – amounting to EUR 19.5 billion – to remain almost unchanged compared to the level as at 31 December 2006.

Ordinary income excluding interest on deposits climbed by 10.5% to EUR 627.3 million, as against EUR 567.6 million in the corresponding period of the previous year. The primary factor here was the higher average yield in the asset portfolios.

As part of our proactive approach to portfolio management – especially in the field of equities and alternative investments – we made the most of the positive market trend to realise profits of EUR 164.3 million (EUR 189.8 million) on the disposal of investments, as against realised losses of EUR 60.1 million (EUR 70.1 million). Net income from the portfolio of assets under own management climbed 5.8% to EUR 681.0 million (EUR 643.6 million). Interest on deposits stood at EUR 166.6 million (EUR 153.7 million), a pleasing increase of 8.4%. Total net investment income improved by 6.3% year-on-year thanks to these effects and reached EUR 847.6 million (EUR 797.3 million).

The gratifying performance of equity markets did not entirely make up for the rise in yields on euro-denominated fixed-income securities as well as in the credit sector around the world, hence prompting erosion of the unrealised gains and losses in the Group's portfolio.

Net investment income

Figures in EUR million	2007		2006
	30.9.	+/- previous year	30.9.
Ordinary investment income [1]	627.3	+10.5%	567.6
Results from participation in associated companies	6.6	+193.8%	2.2
Realised gains/losses	104.2	-12.9%	119.7
Impairments	13.0	+17.8%	11.0
Unrealised gains/losses [2]	(3.1)	-127.5%	11.3
Investment expenses [3]	41.0	-11.1%	46.2
Net investment income from assets under own management	681.0	+5.8%	643.6
Net investment income from funds withheld	166.6	+8.4%	153.7
Total investment income	847.6	+6.3%	797.3

[1] Excluding expenses on funds withheld and contract deposits
[2] Portfolio at fair value through profit or loss and trading
[3] Including depreciation/impairments on real estate

Risk report

Risk management strategy and methods

Our risk management is guided by the principle of optimally exploiting opportunities while at the same time adequately controlling and managing the risks associated with our business activities. The following strategic elements are the hallmarks of our Group-wide risk management:

- clear responsibilities/central coordination through Group Risk Management and local responsibility in the various areas/companies,
- documentation of the essential components of risk management,
- recording, monitoring and steering of all significant risks based on the information currently available,
- use of efficient steering, controlling and reporting systems,
- ongoing internal and external review of the efficiency of the implemented systems.

One core element of our integrated approach to the management of opportunities and risks is the optimisation of our capital requirements with the aid of mathematical aggregate loss modelling techniques, inter alia with an eye to our natural hazards exposure.

Based on the defined risk appetite, this enables us to improve profitability through the targeted use of traditional protection cover programmes and capital market transactions (e.g. "K5", "Kepler Re", "Eurus"). We are thus able to allocate capital to the most profitable business segments in light of risk/opportunity considerations.

Risk situation

The risk situation of Hannover Re is essentially defined by comprehensive analysis of the following risk categories.

Comprehensive analysis of risk categories

Risk category	Major risks	Key risk management activities
Global risks	External risks that are beyond our direct sphere of influence, e.g. from legislation and court practice	• Monitoring of relevant legal areas and analysis of claims trends • Proactive adjustment of underwriting policy
Strategic risks	Imbalance between the defined corporate strategy and changing framework conditions, e.g. as a result of inconsistent strategy implementation	• Regular review and, as necessary, adjustment of our strategy, structures and processes, e.g. by means of systematic quality and process management
Operating risks		
Technical risks	Divergence of cash flows in (re-)insurance business from their expected values (risks of random fluctuation, error and change), e.g. due to natural catastrophes ("Kyrill") and/or other major losses, miscalculation of mortality, life expectancy and disability probabilities	**Across all lines of business** • Risk spreading through diversification of the portfolio **Non-life reinsurance** • Calculation of the loss reserves on an actuarial basis and additional review of the adequacy of reserves by external actuaries and auditors

Risk category	Major risks	Key risk management activities
		• Risk reduction through retrocessions to the insurance and capital markets • Monitoring of the natural hazards exposure (modelling, aggregate control) **Life and health reinsurance** • Review of the risk feasibility of new business activities and of the assumed international portfolio • Use of secure biometric actuarial bases
Investment risks	Decrease in the fair value of investments due to market, credit, liquidity and currency risks	• Orientation of investments to the requirements of the reinsurance business through Group-wide investment guidelines • Systematic asset/liability management including adherence to the principle of matching currency cover • Clear distinction between trading, settlement and risk control based on the principle of separation of functions applied through to the level of management • Partial hedging of portfolios, especially with an eye to price, currency and interest rate risks, through short call and long put options as well as swaps
Operational risks	Risk of losses occurring because of the inadequacy or failure of internal procedures, human error/system failure or external events, e.g. IT failure, pandemic	• Internal control system, contingency plans (e.g. crisis communication), backup computer centre and alternative workplaces for emergencies

Risk ratios

Combined and catastrophe loss ratio over the past ten years

Figures in %	3Q 2007	2006	2005	2004	2003 [1]	2002 [1]	2001 [1]	2000 [1]	1999 [1]	1998 [1]	1997 [2]
Combined ratio	100.6	98.4	112.8	97.2	96.0	96.3	116.5	107.8	111.1	108.1	99.5
thereof catastrophe losses [3]	7.6	2.7	26.3	8.3	1.5	5.2	23.0	3.7	11.4	3.5	1.5

[1] On a US GAAP basis
[2] On a HGB basis
[3] Natural catastrophes and other major losses in excess of EUR 5 million gross for the Hannover Re Group

Rating structure of fixed-income securities

	Government bonds		Securities issued by semi-governmental entities		Corporate bonds		Asset-backed securities	
Rating	in %	in EUR million	in %	in EUR million	in %	in EUR million	in %	in EUR million
AAA	88.8%	3,153.4	55.4%	2,193.8	7.1%	345.8	78.4%	2,292.6
AA	5.0%	175.1	36.9%	1,459.8	29.8%	1,450.1	15.8%	462.3
A	3.5%	125.1	6.7%	267.7	45.3%	2,202.5	3.4%	99.2
BBB	2.7%	96.5	0.7%	26.6	11.3%	550.8	0.2%	5.9
<BBB	0.0%	0.0	0.3%	10.0	6.5%	317.7	2.2%	63.9
Total	100.0%	3,550.2	100.0%	3,958.0	100.0%	4,866.8	100.0%	2,923.9

Scenarios for changes in the fair value of our securities as at the balance sheet date

Portfolio	Scenario	Portfolio change based on fair value in EUR million
Equity securities	Share prices +10%	183.2
	Share prices +20%	366.3
	Share prices (10%)	(183.2)
	Share prices (20%)	(366.3)
	Fair value as at 30.9.2007	1,831.6
Fixed-income securities	Yield increase +50 basis points	(325.3)
	Yield increase +100 basis points	(627.8)
	Yield decrease (50 basis points)	315.3
	Yield decrease (100 basis points)	653.3
	Fair value as at 30.9.2007	15,248.7

For further information on the management of market price risks please see our remarks on the value at risk (VaR) provided in the Notes, Section 5.2 "Investment risks".

Overall assessment of the risk situation

In the context of our worldwide operations we are exposed to a diverse spectrum of potential risks. These risks, however, always go hand-in-hand with corresponding opportunities. On the basis of our holistic approach to risk management, arrived at from an overall analysis of our business environment, we cannot discern any risks that could jeopardise the continued existence of our company in the short or medium term or have a significant, lasting effect on our net income, financial position or assets.

Detailed information on the organisation of our risk management and on further risk management measures is provided in the Annual Report for the financial year ending 31 December 2006.

Outlook

In view of the attractive market opportunities available in both our business groups of non-life reinsurance and life/health reinsurance as well as the current state of capital markets, we are looking forward to a very good result in 2007.

As intended, we have used the risk capital released by the sale of Praetorian to tap into other promising opportunities in the reinsurance sector. Profitable growth prospects are available, for example, by running a higher retention in those segments that are still lucrative, and they can also be accessed in life and health reinsurance as well as through the cultivation of new markets in Central and Eastern Europe, not to mention the high-growth area of Islamic reinsurance as well as worldwide credit/surety and marine business. The increase of our stake in E+S Rück enables us to derive additional benefit from the attractive German business. Similarly, the assumption of the remaining 50% interest in Hannover Life Re Australasia effective 1 October 2007 further enhances our business opportunities.

Market conditions in *non-life reinsurance* remain largely good and the rate level is commensurate with the risks, as has been borne out by all the treaty renewals completed in the course of the year to date. In those areas that are seeing rate cuts, such as aviation business, prices are nevertheless adequate. Catastrophe losses such as winter storm "Kyrill", the flooding in the United Kingdom and cyclones / floods in Australia should serve to hold prices for natural catastrophe business stable. They are even likely to rise somewhat in those regions that have been impacted by such events. Single-digit percentage reductions in rates are anticipated in the United States given the absence of hurricanes so far this season. Property catastrophe business nevertheless remains profitable. In Germany we are looking to rate increases under non-proportional programmes in motor liability business as a consequence of rising expenditures on bodily injury claims.

The annual gatherings of reinsurers in Monte Carlo in September and Baden-Baden in October as well as in the USA underscored the fact that – although the hard market has now passed its peak and some cedants have raised their retentions – the rate level for 2008 nevertheless remains adequate.

The extensive fires that raged across the US state of California in the fourth quarter have caused a market loss of at least USD 1.5 billion according to latest estimates. Our net burden of losses from this event is likely to be in the low double-digit millions.

All in all, we expect a slight decline of the premium volume in non-life reinsurance. Provided the burden of catastrophe losses and major claims remains within the expected bounds of around 8% of net premium, we anticipate another gratifying profit contribution.

In *life and health reinsurance* we are looking to further healthy growth stimuli, inter alia from European markets as well as various Asian markets and South Africa. Not only that, our pilot projects in the US market aimed at opening up growth opportunities for alternative sales channels through system-supported underwriting are bearing fruit; it is our expectation, therefore, that the marketing of simple, transparent life insurance products will inject fresh growth impetus into the US life market. For the business group as a whole we anticipate significant growth in premium volume and double-digit increases in results.

The expected positive underwriting cash flow is likely to boost the volume of assets as at year-end. Given a normal market environment the income generated from *investments* under our own management should continue to grow.

In view of the good development of our operating business described above and the non-recurring effect associated with the tax reform, we

anticipate a very good result for the full 2007 financial year. Assuming that the burden of catastrophe losses and major claims is in line with the expected level of around 8% of net premium in non-life reinsurance and as long as there are no unexpectedly adverse movements on capital markets, another excellent performance should be attainable in the current year. A return on equity of at least 20% is now expected for the 2007 financial year. Even excluding the non-recurring effect of tax reform, the result should come in higher than in the previous year. Subject to the approval of the relevant boards, another increase in the dividend should be possible. The Executive Board intends to stand by its goal of paying a dividend in the range of 35% to 40% of the ordinary Group result. With a view to enabling shareholders to also share in the once-only effect of the tax reform, the Executive Board is considering an additional special distribution.

CONSOLIDATED BALANCE SHEET

as at 30 September 2007

Figures in EUR thousand	2007	2006
Assets	30.9.	31.12.
Fixed-income securities – held to maturity	1,513,288	1,602,057
Fixed-income securities – loans and receivables	1,242,568	915,593
Fixed-income securities – available for sale	12,384,160	13,062,150
Fixed-income securities – at fair value through profit or loss	158,855	166,463
Equity securities – available for sale	1,831,591	1,586,071
Equity securities – at fair value through profit or loss	–	10,207
Other financial assets – at fair value through profit or loss	21,508	22,368
Trading	3,148	–
Real estate	17,141	17,979
Investments in associated companies	167,824	166,646
Other invested assets	673,655	623,329
Short-term investments	1,190,999	721,287
Cash	270,961	351,776
Total investments and cash under own management	19,475,698	19,245,926
Funds held	8,856,030	8,730,734
Contract deposits	666,339	561,426
Total investments	28,998,067	28,538,086
Reinsurance recoverables on unpaid claims	2,577,527	3,048,496
Reinsurance recoverables on benefit reserve	257,949	447,537
Prepaid reinsurance premium	166,923	339,096
Reinsurance recoverables on other technical reserves	8,844	7,822
Deferred acquisition costs	2,143,606	2,228,152
Accounts receivable	2,674,758	2,609,264
Goodwill	45,673	152,639
Deferred tax assets	717,522	844,921
Other assets	379,263	261,435
Accrued interest and rent	3,933	2,785
Assets classified as held for sale	–	2,906,123
	37,974,065	41,386,356

Figures in EUR thousand	2007	2006
Liabilities	**30.9.**	**31.12.**
Loss and loss adjustment expense reserve	17,070,870	17,596,325
Benefit reserve	6,237,160	6,109,154
Unearned premium reserve	1,422,336	1,581,034
Provisions for contingent commissions	207,263	200,769
Funds held	972,630	1,419,444
Contract deposits	3,696,870	3,526,781
Reinsurance payable	1,007,044	1,215,833
Provisions for pensions	65,589	64,559
Taxes	299,999	190,580
Provision for deferred taxes	1,475,626	1,756,897
Other liabilities	338,581	248,854
Long-term debt and subordinated capital	1,416,231	1,428,893
Liabilities related to assets classified as held for sale	–	2,540,847
Total liabilities	34,210,199	37,879,970
Shareholders' equity		
Common shares	120,597	120,597
Nominal value 120,597 Authorised capital 60,299		
Additional paid-in capital	724,562	724,562
Common shares and additional paid-in capital	845,159	845,159
Cumulative other comprehensive income		
Unrealised gains and losses on investments	177,824	144,199
Cumulative foreign currency translation adjustment	(169,934)	(71,518)
Other changes in cumulative other comprehensive income	(1,701)	(1,526)
Total other comprehensive income	6,189	71,155
Retained earnings	2,361,306	1,981,521
Shareholders' equity before minorities	3,212,654	2,897,835
Minority interests	551,212	608,551
Total shareholders' equity	3,763,866	3,506,386
	37,974,065	41,386,356

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 September 2007

Figures in EUR thousand	2007		2006	
	1.7.–30.9.	1.1.–30.9.	1.7.–30.9.	1.1.–30.9.
Gross written premium	1,934,780	6,426,348	2,215,118	7,227,665
Ceded written premium	235,054	874,075	560,322	1,713,576
Change in gross unearned premium	135,519	91,627	26,603	(236,183)
Change in ceded unearned premium	(49,336)	(152,818)	(61,660)	(21,477)
Net premium earned	1,785,909	5,491,082	1,619,739	5,256,429
Ordinary investment income	217,873	627,338	182,418	567,566
Profit/loss from investments in associated companies	3,111	6,584	1,049	2,241
Income/expense on funds withheld and contract deposits	68,619	166,570	41,271	153,692
Realised gains on investments	29,984	164,304	139,898	189,768
Realised losses on investments	23,368	60,105	32,101	70,077
Unrealised gains and losses on investments	(2,965)	(3,106)	1,075	11,282
Total depreciation, impairments and appreciation of investments	12,795	13,412	3,493	14,690
Other investment expenses	12,817	40,615	16,731	42,489
Net investment income	267,642	847,558	313,386	797,293
Other technical income	234	1,509	841	1,751
Total revenues	2,053,785	6,340,149	1,933,966	6,055,473
Claims and claims expenses	1,324,185	3,869,227	1,197,092	3,728,526
Change in benefit reserves	86,225	300,717	72,744	140,257
Commission and brokerage, change in deferred acquisition costs	352,444	1,273,502	388,820	1,365,347
Other acquisition costs	1,864	10,029	2,640	12,953
Other technical expenses	1,652	10,830	6,731	26,733
Administrative expenses	47,628	148,215	44,538	141,742
Total technical expenses	1,813,998	5,612,520	1,712,565	5,415,558
Other income and expenses	(17,230)	(37,373)	(21,643)	(36,272)
Operating profit/loss (EBIT)	222,557	690,256	199,758	603,643
Interest on hybrid capital	19,552	58,069	19,572	58,069
Net income before taxes	203,005	632,187	180,186	545,574
Taxes	(142,835)	(2,971)	65,072	157,266
Net income from continuing operations	345,840	635,158	115,114	388,308
Net income from discontinued operations	(356)	30,356	36,243	65,197
Net income	345,484	665,514	151,357	453,505
thereof				
Minority interest in profit and loss	49,168	76,227	27,825	73,398
Group net income	296,316	589,287	123,532	380,107
Earnings per share				
Earnings per share in EUR	2.46	4.89	1.02	3.15
from continuing operations in EUR	2.46	4.64	0.72	2.61
from discontinued operations in EUR	–	0.25	0.30	0.54

CONSOLIDATED STATEMENT
of changes in shareholders' equity 2007

Figures in EUR thousand	Common shares	Additional paid-in capital	Other reserves (cumulative other comprehensive income)			Retained earnings	Minority interests	Shareholders' equity
			Currency translation	Unrealised gains/losses	Other			
Balance as at 1.1.2006	120,597	724,562	64,934	225,391	(1,582)	1,467,132	540,505	3,141,539
Capital increases/ additions							17,875	17,875
Capital repayments							(4,905)	(4,905)
Effects pursuant to IAS 8							(6,027)	(6,027)
Income and expenses directly recognised in equity			(108,070)	(61,714)	112		(21,732)	(191,404)
Tax effects on income and expenses directly recognised in equity			7,911	26,493	(33)			34,371
Dividend paid							(10,441)	(10,441)
Net income						380,107	73,398	453,505
Balance as at 30.9.2006	120,597	724,562	(35,225)	190,170	(1,503)	1,847,239	588,673	3,434,513
Balance as at 1.1.2007	120,597	724,562	(71,518)	144,199	(1,526)	1,981,521	608,551	3,506,386
Capital repayments							(52)	(52)
Income and expenses directly recognised in equity			(97,514)	31,115	(277)	(16,547)	(101,009)	(184,232)
Tax effects on income and expenses directly recognised in equity			(902)	2,510	102			1,710
Dividends paid						(192,955)	(32,505)	(225,460)
Net income						589,287	76,227	665,514
Balance as at 30.9.2007	120,597	724,562	(169,934)	177,824	(1,701)	2,361,306	551,212	3,763,866

CONSOLIDATED CASH FLOW STATEMENT
as at 30 September 2007

Figures in EUR thousand	2007	2006
	1.1.–30.9.	1.1.–30.9.
I. Cash flow from operating activities		
Net income	665,514	453,505
Appreciation/depreciation	61,049	50,045
Net realised gains and losses on investments	(104,199)	(119,691)
Net realised gains and losses on disposal of discontinued operations	(96,914)	–
Amortisation of investments	(6,038)	(6,722)
Changes in funds held	(778,359)	(168,242)
Net changes in contract deposits	105,586	634,194
Changes in prepaid reinsurance premium (net)	61,258	500,763
Changes in tax assets/provisions for taxes	(47,887)	149,606
Changes in benefit reserves (net)	496,069	57,429
Changes in claims reserves (net)	515,040	268,113
Changes in deferred acquisition costs	64,032	(203,365)
Changes in other technical provisions	14,993	35,621
Changes in clearing balances	(380,565)	(128,504)
Changes in other assets and liabilities (net)	(121,594)	52,292
Cash flow from operating activities	447,985	1,575,044
II. Cash flow from investing activities		
Fixed-income securities – held to maturity		
Maturities	79,510	39,863
Purchases	(36,848)	(15,160)
Fixed-income securities – loans and receivables		
Maturities, sales	95,934	653
Purchases	(415,617)	(154,708)
Fixed-income securities – available for sale		
Maturities, sales	4,397,729	4,024,460
Purchases	(4,250,407)	(5,534,499)
Fixed-income securities – at fair value through profit or loss		
Maturities, sales	15,932	14,677
Purchases	(14,222)	(53,241)
Equity securities – available for sale		
Sales	932,842	958,477
Purchases	(1,055,117)	(947,173)
Equity securities – at fair value through profit or loss		
Sales	20,340	–
Purchases	(10,207)	(10,000)

Figures in EUR thousand	2007	2006
	1.1.–30.9.	1.1.–30.9.
Other trading securities		
Sales	(2,295)	–
Purchases	(3,623)	–
Other invested assets		
Sales	84,198	48,642
Purchases	(86,607)	(67,291)
Affiliated companies and participating interests		
Sales	626,476	8,150
Purchases	(136,189)	(12,389)
Real estate		
Sales	–	174,929
Purchases	(10)	(556)
Short-term investments		
Changes	(510,562)	53,439
Other changes (net)	(20,352)	(23,279)
Cash flow from investing activities	(289,095)	(1,495,006)
III. Cash flow from financing activities		
Contribution from capital measures	–	12,970
Payment on capital measures	(52)	–
Dividends paid	(225,461)	(10,441)
Proceeds from long-term debts	–	3,953
Repayment of long-term debts	(10,021)	(41,848)
Other changes	6,234	6,027
Cash flow from financing activities	(229,300)	(29,339)
IV. Exchange rate differences on cash	(10,405)	(22,035)
Change in cash and cash equivalents (I.+II.+III.+IV.)	(80,815)	28,664
Cash and cash equivalents at the beginning of the period	351,776	465,161
Change in cash and cash equivalents according to cash flow statement	(80,815)	28,664
Cash and cash equivalents at the end of the period	270,961	493,825
Income taxes	(57,601)	(26,770)
Interest paid	(132,297)	(121,586)

SEGMENTAL REPORT
as at 30 September 2007

Hannover Re's segmental report is based on IAS 14 "Segment Reporting" and on the principles set out in German Accounting Standard No. 3 "Segment Reporting" (DRS 3) of the German Standards Council, supplemented by the requirements of DRS 3-20 "Segment Reporting of Insurance Enterprises".

The segments are shown after consolidation of internal transactions within the individual segment, but before consolidation across the segments. This is reported separately in the "Consolidation" column.

Segmentation of assets

Figures in EUR thousand	**Non-life reinsurance**	
	2007	**2006**
	30.9.	**31.12.**
Assets		
Held to maturity	1,283,328	1,365,473
Loans and receivables	1,002,602	715,334
Available for sale	11,262,172	11,736,891
At fair value through profit or loss	114,168	129,649
Trading	2,871	–
Other invested assets	793,677	748,071
Short-term investments	843,617	564,903
Cash	200,321	269,911
Total investments and cash under own management	15,502,756	15,530,232
Funds held by ceding companies	1,001,036	1,106,247
Contract deposits	137	84
Total investments	16,503,929	16,636,563
Reinsurance recoverables on unpaid claims	2,482,694	2,935,168
Reinsurance recoverables on benefit reserves	–	–
Prepaid reinsurance premium	157,427	329,505
Reinsurance recoverables on other reserves	2,766	1,536
Deferred acquisition costs	291,752	305,233
Accounts receivable	1,575,529	2,068,526
Other assets in the segment	1,372,872	1,543,208
Assets classified as held for sale	–	2,906,123
Total	22,386,969	26,725,862

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
56,654	63,606	173,306	172,978	1,513,288	1,602,057
81,269	63,302	158,697	136,957	1,242,568	915,593
2,361,283	2,259,864	592,296	651,466	14,215,751	14,648,221
41,279	42,907	24,916	26,482	180,363	199,038
277	–	–	–	3,148	–
64,943	59,883	–	–	858,620	807,954
154,142	153,880	193,240	2,504	1,190,999	721,287
67,444	79,536	3,196	2,329	270,961	351,776
2,827,291	2,722,978	1,145,651	992,716	19,475,698	19,245,926
7,857,381	7,624,487	(2,387)	–	8,856,030	8,730,734
666,202	561,342	–	–	666,339	561,426
11,350,874	10,908,807	1,143,264	992,716	28,998,067	28,538,086
96,239	113,328	(1,406)	–	2,577,527	3,048,496
257,949	447,537	–	–	257,949	447,537
9,496	9,591	–	–	166,923	339,096
6,078	6,286	–	–	8,844	7,822
1,851,854	1,922,919	–	–	2,143,606	2,228,152
1,101,195	540,738	(1,966)	–	2,674,758	2,609,264
351,250	211,189	(577,731)	(492,617)	1,146,391	1,261,780
–	–	–	–	–	2,906,123
15,024,935	14,160,395	562,161	500,099	37,974,065	41,386,356

SEGMENTAL REPORT
as at 30 September 2007

Segmentation of technical and other liabilities

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	30.9.	31.12.
Liabilities		
Loss and loss adjustment expense reserve	15,625,558	16,268,479
Benefit reserve	–	–
Unearned premium reserve	1,371,972	1,540,154
Provisions for contingent commissions	163,068	159,699
Funds held under reinsurance contracts	176,439	437,407
Contract deposits	154,364	147,594
Reinsurance payable	349,563	1,012,468
Long-term liabilities	43,310	56,857
Other liabilities in the segment	1,396,749	1,638,633
Liabilities related to assets held for sale	–	2,478,513
Total	19,281,023	23,739,804

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
30.9.	31.12.	30.9.	31.12.	30.9.	31.12.
1,446,772	1,327,846	(1,460)	–	17,070,870	17,596,325
6,237,160	6,109,154	–	–	6,237,160	6,109,154
50,364	40,880	–	–	1,422,336	1,581,034
44,195	41,070	–	–	207,263	200,769
798,503	982,037	(2,312)	–	972,630	1,419,444
3,542,506	3,379,187	–	–	3,696,870	3,526,781
660,409	204,110	(2,928)	(745)	1,007,044	1,215,833
–	–	1,372,921	1,372,036	1,416,231	1,428,893
1,237,548	1,229,294	(454,502)	(607,037)	2,179,795	2,260,890
–	–	–	62,334	–	2,540,847
14,017,457	13,313,578	911,719	826,588	34,210,199	37,879,970

Segmental statement of income

Figures in EUR thousand	Non-life reinsurance	
	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gross written premium	4,102,262	5,244,938
thereof		
From insurance business with other segments	–	–
From insurance business with external third parties and from discontinued operations	4,102,262	5,244,938
Net premium earned	3,391,347	3,557,716
Net investment income	585,959	560,101
Claims and claims expenses	2,620,762	2,663,953
Change in benefit reserves	–	–
Commission and brokerage, change in deferred acquisition costs and other technical income/expenses	713,027	836,222
Administrative expenses	107,829	107,834
Other income and expenses	(82,527)	(44,554)
Operating profit/loss (EBIT)	453,161	465,254
Interest on hybrid capital	–	–
Net income before taxes	453,161	465,254
Taxes	16,712	135,682
Net income from continuing operations	436,449	329,572
Net income from discontinued operations	13,526	69,220
Net income	449,975	398,792
thereof		
Minority interest in profit and loss	56,145	63,558
Group net income	393,830	335,234

Life and health reinsurance		Consolidation		Total	
2007	2006	2007	2006	2007	2006
1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.	1.1.–30.9.
2,333,701	1,982,727	(9,615)	–	6,426,348	7,227,665
9,615	–	(9,615)	–	–	–
2,324,086	1,982,727	–	–	6,426,348	7,227,665
2,099,735	1,698,713	–	–	5,491,082	5,256,429
231,282	202,061	30,317	35,131	847,558	797,293
1,248,863	1,064,912	(398)	(339)	3,869,227	3,728,526
300,717	140,257	–	–	300,717	140,257
584,812	571,778	(4,987)	(4,718)	1,292,852	1,403,282
43,887	37,363	(3,501)	(3,455)	148,215	141,742
57,162	21,320	(12,008)	(13,038)	(37,373)	(36,272)
209,900	107,784	27,195	30,605	690,256	603,643
–	–	58,069	58,069	58,069	58,069
209,900	107,784	(30,874)	(27,464)	632,187	545,574
(13,828)	27,175	(5,855)	(5,591)	(2,971)	157,266
223,728	80,609	(25,019)	(21,873)	635,158	388,308
–	–	16,830	(4,023)	30,356	65,197
223,728	80,609	(8,189)	(25,896)	665,514	453,505
20,082	9,840	–	–	76,227	73,398
203,646	70,769	(8,189)	(25,896)	589,287	380,107

Our secondary segmental reporting covers the continuing operations and is based on the regional origin of the investments and gross written premium.

Investments [1]

Figures in EUR thousand	2007	2006
	30.9.	31.12.
Total investments excluding cash		
Germany	6,353,524	5,873,843
United Kingdom	1,131,737	1,028,814
France	1,070,157	1,044,337
Other	2,873,564	2,836,679
Europe	11,428,982	10,783,673
USA	5,687,903	6,208,046
Other	552,547	536,015
North America	6,240,450	6,744,061
Asia	328,482	281,290
Australia	684,223	551,309
Australasia	1,012,705	832,599
Africa	367,342	291,548
Other	155,258	242,269
Total	19,204,737	18,894,150

Gross written premium [1]

Figures in EUR thousand	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gross written premium		
Germany	1,096,406	1,120,351
United Kingdom	1,176,377	1,012,878
France	310,876	348,435
Other	899,714	929,245
Europe	3,483,373	3,410,909
USA	1,511,554	2,425,177
Other	301,553	308,346
North America	1,813,107	2,733,523
Asia	356,204	412,966
Australia	362,253	300,656
Australasia	718,457	713,622
Africa	204,152	202,370
Other	207,259	167,241
Total	6,426,348	7,227,665

[1] *After elimination of internal transactions within the Group across segments*

1. General reporting principles

The parent company Hannover Rückversicherung AG ("Hannover Re") and its subsidiaries (collectively referred to as the "Hannover Re Group") belong to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). Hannover Re is obliged to prepare a consolidated financial statement and group management report in accordance with § 290 German Commercial Code (HGB). Furthermore, HDI is required by §§ 341 i et seq. German Commercial Code (HGB) to prepare consolidated annual accounts that include the annual financial statements of Hannover Re and its subsidiaries.

The consolidated financial statement of Hannover Re was drawn up in full compliance with the International Financial Reporting Standards (IFRS) that are to be used within the European Union. This also applies to all figures provided in this report for previous periods. Since 2002 the standards adopted by the International Accounting Standards Board (IASB) have been referred to as IFRS; the standards dating from earlier years still bear the name "International Accounting Standards (IAS)". Standards are cited in our Notes accordingly; unless the Notes make explicit reference to a particular standard, both terms are used synonymously.

The quarterly results of reinsurance enterprises, including those of Hannover Re, are for various reasons not a reliable indicator of the results for the financial year as a whole. Losses from natural disasters and other catastrophic losses impact the result of the reporting period in which they occur. Furthermore, belatedly reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including major accounting policies

The quarterly accounts of the consolidated companies included in the consolidated financial statement were drawn up as at 30 September 2007.

All standards adopted by the IASB as at 30 September 2007 with binding effect for the reporting period have been observed in the consolidated financial statement.

In the present quarterly financial report as at 30 September 2007 we have included a self-contained, condensed risk report in the interim management report. In combination with the outlook for the full 2007 financial year, the intention is to thereby further improve the reporting on major opportunities and risks in the financial year. Furthermore, from the first quarter of 2007 onwards we are reporting separately on major related party transactions.

With the aim of focusing on our reinsurance business and following the sale of Praetorian Financial Group, Inc., New York, we have divided our segmental reporting drawn up in accordance with the provisions of IAS 14 "Segment Reporting" into the business groups of non-life reinsurance and life and health reinsurance. Financial reinsurance – as part of the product range of non-life reinsurance – as well as the remaining portion of the specialty insurance business group are now reported together with and in the non-life reinsurance business group. The figures for the previous period shown for comparative purposes have been adjusted retrospectively.

The first-time adoption of new or modified IFRS will have a bearing on the Group annual financial report as at 31 December 2007 and will have the following implications: IFRS 7 "Financial Instruments: Disclosures", which is to be applied to financial years beginning on or after 1 January 2007, requires not only extended duties of disclosure with respect to the recognition of financial instruments but also more detailed explanations of the type and extent of the risks associated with such financial instruments. Following corresponding modification of IFRS 4 "Insurance Contracts" these provisions similarly apply to risks arising out of insurance contracts.

The amendments of IAS 1 (rev. 2005) "Presentation of Financial Statements", which also apply to financial years beginning on or after 1 January 2007, require disclosures regarding the aims, methods and processes of capital management.

We would also refer to the relevant information in the consolidated financial statement as at 31 December 2006.

3. Consolidated companies and consolidation principles

Consolidated companies

Effective 1 January 2007 Hannover Re completed a reorganisation of some of its Irish group companies with no effect on income within the Group. With the exception of specific reinsurance contracts, the business operations of E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. were transferred by sale to Hannover Reinsurance (Ireland) Ltd. Since that date E+S Reinsurance (Ireland) Ltd. and Hannover Reinsurance (Dublin) Ltd. have been in run-off and are no longer writing new business.

The company Castellum Holdings Ltd. and its subsidiary Castellum Re Ltd. held by Hannover Re (Bermuda) Ltd., Hamilton, were liquidated effective 21 March 2007.

A capital reduction of EUR 27.4 million was implemented in the first quarter at WRH Offshore High Yield Partners, L.P., Wilmington, 70.0% of which is held by Hannover Re and 30.0% by E+S Rück, through the sale of part of the company's assets and payment of the sales proceeds to the shareholders.

On 11 April 2007 Hannover Rück Beteiligung Verwaltungs-GmbH (HRBV) acquired effective 1 April 2007 the 10% stake held by a minority shareholder, CiV Lebensversicherung AG, Hilden (CiV Leben), in E+S Rück for a purchase price of EUR 135.2 million, thereby increasing its participation in the company to 65.78%. CiV Leben, a subsidiary of Talanx AG, is an affiliated company as defined by IAS 24. This increase in the share held in an already consolidated Group company with no change in control status constitutes a transaction between entities under common control. In accordance with the applicable requirements of IFRS 3 in conjunction with IAS 27 we dispensed with a revaluation of the net assets and recognised the difference between the purchase price of the acquired shares and the pro-rata assets at existing book values in an amount of EUR 6.8 million as goodwill.

Effective 1 July 2007 HRBV sold 2% of its stake in E+S Rück to an outside third party for a price of EUR 27.0 million by way of a share reduction in a consolidated Group company without a change of control status. As part of the transaction the goodwill, on which scheduled amortisation was taken until the 2001 financial year, was reduced by an amount of EUR 1.2 million in light of pro-rata amortisation from previous years. In addition, interim profits of EUR 4.8 million were realised. Upon closing of the transaction HRBV now holds 63.78% of the shares in E+S Rück.

R.E.RE Investors GmbH, Cologne, equal shares of which are held by Hannover Re and E+S Rück, was established on 23 July 2007. The company was included in the consolidated financial statement for the first time in the third quarter. The object of the company is to hold, acquire and sell participating interests in real estate companies. The company's financial year begins on 1 October and ends on 30 September of the following calendar year. Both the amendment of the company name to Hannover Re Euro RE GmbH and the extension of the business object pursuant to the revised memorandum of association will take effect upon entry in the commercial register, which had not taken place as at the balance sheet date.

Capital consolidation

The capital consolidation complies with the standards of IAS 27 "Consolidated and Separate Financial Statements". Subsidiaries are consolidated as soon as Hannover Re acquires a majority voting interest or de facto controlling influence. The capital consolidation is based on the revaluation method. Under the "purchase accounting" method the purchase costs of the parent company are netted with the proportionate shareholders' equity of the subsidiary at the time when it is first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with IFRS 3 "Business Combinations" are to be accounted for separately from goodwill, the difference between the revalued shareholders' equity of the subsidiary and the purchase price is recognised as goodwill. Under IFRS 3 scheduled amortisation is not taken on goodwill. Instead, unscheduled amortisation is taken where necessary on the basis of regular impairment tests. Immaterial and negative goodwill are recognised in the statement of income in the year of their occurrence.

Companies over which Hannover Re is able to exercise a controlling influence ("associated companies") are normally consolidated "at equity" with the proportion of the shareholders' equity attributable to the Group. A controlling influence is presumed to exist if a company belonging to the Hannover Re Group directly or indirectly holds at least 20% – but no more than 50% – of the voting rights. Income from investments in associated companies is recognised separately in the consolidated statement of income.

Where minority interests in shareholders' equity exist, such interests are reported separately within Group shareholders' equity in accordance with IAS 1 "Presentation of Financial Statements".

The minority interest in the result is a component of net income and is shown separately as a "thereof" note following net income. As at 30 September 2007 it amounted to EUR 76.2 million (EUR 73.4 million).

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

Consolidation of special purpose entities

In the third quarter of the previous year, with the aim of transferring peak exposures deriving from natural disasters to the capital market, Hannover Re issued a catastrophe ("CAT") bond that can be traded on a secondary market – the first time it had used such a tool. The CAT bond with a volume of USD 150 million was placed with institutional investors from Europe and North America by a special purpose entity. Hannover Re does not exercise a controlling influence over the special purpose entity. Under IFRS this transaction is to be recognised

as a financial instrument. In accordance with IAS 39.9 the contract constitutes a derivative, the fair value of which as at 30 September 2007 amounted to -EUR 2.7 million and which we carried under other liabilities as at the balance sheet date.

In January 2007 Hannover Re again drew on the capital market to obtain underwriting capacity for catastrophe risks by increasing the volume of last year's "K5" securitisation to EUR 394.5 million. Kaith Re Ltd., a special purpose entity domiciled in Bermuda, was used for the transaction, which was placed with investors in North America, Europe and Japan. The additional capital in the amount of EUR 80.4 million was provided by both new and existing investors. The planned term of the transaction runs until 31 December 2008. Pursuant to SIC-12 Kaith Re Ltd. has been included in the consolidated financial statements since 1 January 2006.

In February 2007 the Hannover Re Group transferred for the first time risks resulting from reinsurance recoverables to the capital market. This securitisation enables Hannover Re to reduce the default risk associated with reinsurance recoverables. The portfolio of receivables underlying the transaction has a nominal value of approximately EUR 1.0 billion and consists of exposures to insurers and reinsurers. The securities serving as collateral were issued via a special purpose entity. Payment to Hannover Re – after allowance for its deductible – is triggered by a retrocessionaire's insolvency. Hannover Re does not bear the majority of the economic benefits or risks arising out of the special purpose entity's activities through any of its business relations. In accordance with IAS 39.9 the transaction constitutes a derivative, the fair value of which as at 30 September 2007 amounted to EUR 3.8 million and which we carried under other financial assets at fair value through profit or loss as at the balance sheet date.

In March 2007, with the aim of better protecting its balance sheet and further extending its access to the retrocession market, Hannover Re placed on the capital market a protection cover on its worldwide natural catastrophe business in an amount of EUR 150.4 million with a term of two years. A risk carrier in the form of a special purpose entity provides Hannover Re with aggregate excess of loss coverage. The underlying portfolio consists of the natural catastrophe business retained under the existing "K5" securitisation. The cover attaches upon occurrence of an aggregated 83-year-event for "K5" and is fully utilised upon occurrence of a 250-year accumulation. Within this spread the outside investors assume 90% of the modelled "K5" losses, while the remaining 10% remain with Hannover Re. Hannover Re does not bear the majority of the economic benefits or risks arising out of this company's activities through any of its business relations with the special purpose entity.

4. Discontinued operations

In the previous year Hannover Re reached agreement on the sale of its American subgroup Praetorian Financial Group, Inc., New York (PFG), to an Australian insurance group. Effective 31 May 2007 beneficial ownership of the assets and liabilities belonging to the subgroup classified in the previous periods as discontinued operations was transferred. They were therefore no longer recognised as at the balance sheet date. In accordance with the structure of the transaction, both the provisional purchase price of USD 805.9 million and the provisional disposal gain are subject to the final determination that is to be made in the fourth quarter of 2007. In compliance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", we recognise the profit or loss of PFG in the consolidated statement of income for all presented periods after tax in a separate line. For further explanatory remarks please see the corresponding information in the consolidated financial statement as at 31 December 2006.

The profit or loss and net cash flows of the discontinued operations are presented in the following tables and broken down into their major components. The reported figures for the period from 1 January to 30 September 2007 only cover transactions until the deconsolidation date of 31 May 2007.

Major items in the statement of income of the discontinued operations

Figures in EUR thousand	2007	2006
	1.1.–30.9.	1.1.–30.9.
Gross written premium	275,409	1,892,084
Ceded written premium	(42,368)	952,593
Net change in gross unearned premium	(12,372)	(243,132)
Net premium earned	305,405	696,359
Net investment income	20,447	19,190
Net underwriting result	24,880	85,350
Other income and expenses	(11,209)	(1,342)
Operating profit/loss (EBIT)	34,118	103,198
Interest on hybrid capital	2,329	3,953
Net income before taxes	31,789	99,245
Taxes	5,799	34,048
Acquirer's share of current income from discontinued operations	13,091	–
Group share of current income from discontinued operations	12,899	65,197
Income/loss from deconsolidation (after taxes)	17,457	–
Net income	30,356	65,197

As at 30 September 2007 the net income recognised from the discontinued operations includes a provisional disposal gain of EUR 17.5 million after taxes and less costs to sell. The tax expenditure attributable to this disposal gain amounts to EUR 68.6 million. Pursuant to the purchase agreement these amounts will be finally adjusted in the fourth quarter of 2007.

Statement of cash flows from the discontinued operations

Figures in EUR thousand	2007	2006
	1.1.–30.9.	1.1.–30.9.
Cash flow from operating activities	176,313	197,533
Cash flow from investing activities	(18,490)	(378,270)
Cash flow from financing activities	–	152,626
Change in cash and cash equivalents	157,823	(28,111)

5. Notes on the individual items of the balance sheet and statement of income

5.1 Investments including income and expenses

Investments are classified and measured in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". Hannover Re Group classifies investments according to the following categories: held to maturity, loans and receivables, financial assets at fair value through profit or loss, held for trading and available for sale. The allocation and measurement of investments are determined by the investment intent.

Fixed-income securities classified as held to maturity as well as loans and receivables originated by the entity that are not listed on an active market or sold at short notice are measured at purchase cost – i. e. fair value as at purchase date including directly allocable transaction costs – plus amortised cost. The amortised cost derives from the difference between the nominal value and purchase cost and is spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are measured at fair value. The difference between the fair value and amortised cost is recognised outside the statement of income until realisation.

Financial assets at fair value through profit or loss and securities held for trading are measured at fair value. The difference between the fair value and amortised cost is recognised in the statement of income.

Securities whose fair value falls significantly or permanently below purchase cost are written down to current value and recognised in the statement of income.

The investments also include investments in associated companies, real estate used by third parties, short-term investments, cash and funds held. The other investments primarily consist of shares in private equity limited partnerships.

In the case of financial assets that are not traded on an active market, the fair value is determined using a measurement method (e.g. effective interest rate method). The value determined in this way as at the date of acquisition may, however, differ from the actual purchase cost. The resulting measurement difference constitutes a theoretical profit on the day of acquisition ("day one profit"). As at the balance sheet date this profit/loss from the portfolio of fixed-income securities totalled -EUR 2.3 million. Of this amount, -EUR 1.4 million from securities held as available for sale was recognised outside the statement of income in shareholders' equity. The remaining -EUR 0.9 million was attributable to fixed-income securities measured at amortised cost, the fair value of which is not carried in the balance sheet and which are recognised in the categories "held

to maturity" and "loans and receivables". We would refer the reader to the following tables. The portfolio of equity instruments did not give rise to any such day one profit because these are listed on active markets or measured at "net asset value" as an approximation of fair value.

For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2006.

Maturities of the fixed-income and variable-yield securities

Figures in EUR thousand	2007		2006	
	Cost or amortised cost	Fair value	Cost or amortised cost	Fair value
	30.9.	30.9.	31.12.	31.12.
Held to maturity				
due in one year	11,885	11,860	66,775	66,892
due after one through two years	20,680	20,304	27,742	27,295
due after two through three years	33,515	34,992	-	-
due after three through four years	195,597	195,808	21,615	21,749
due after four through five years	146,078	146,877	203,263	204,026
due after five through ten years	1,095,162	1,087,968	1,271,484	1,281,502
due after ten years	10,371	10,434	11,178	11,357
Total	1,513,288	1,508,243	1,602,057	1,612,821
Loans and receivables				
due in one year	21,175	21,259	27,992	28,147
due after one through two years	72,891	71,761	24,774	25,347
due after two through three years	112,799	109,107	62,218	60,628
due after three through four years	105,063	100,591	123,217	119,212
due after four through five years	13,318	13,170	91,335	87,326
due after five through ten years	888,812	851,721	554,829	534,798
due after ten years	28,510	29,790	31,228	31,213
Total	1,242,568	1,197,399	915,593	886,671
Available for sale				
due in one year	1,886,502	1,873,609	1,381,230	1,380,347
due after one through two years	1,369,959	1,355,741	1,700,790	1,692,481
due after two through three years	1,235,030	1,217,684	1,678,241	1,637,918
due after three through four years	1,052,286	1,047,341	1,566,342	1,562,701
due after four through five years	1,054,651	1,049,818	1,187,735	1,176,674
due after five through ten years	4,193,822	4,108,970	4,543,454	4,472,663
due after ten years	1,784,766	1,730,997	1,123,275	1,139,366
Total	12,577,016	12,384,160	13,181,067	13,062,150
Financial assets at fair value through profit or loss				
due in one year	66,895	66,895	102,378	102,482
due after one through two years	29,464	29,813	895	1,224
due after two through three years	-	-	-	-
due after three through four years	-	-	-	-
due after four through five years	645	878	-	-
due after five through ten years	32,682	32,945	31,840	31,928
due after ten years	25,934	28,324	27,411	30,829
Total	155,620	158,855	162,524	166,463

The stated maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Floating-rate bonds (also known as "floaters") are shown under the maturities due in one year and constitute our interest-related, within-the-year reinvestment risk.

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as held to maturity as well as their fair value

30.9.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	51,423	–	1,990	231	49,664
US treasury notes	334,315	9,726	–	4,530	348,571
Other foreign government debt securities	18,506	–	26	106	18,586
Debt securities issued by semi-governmental entities	434,622	5,924	3,212	7,162	444,496
Corporate securities	413,601	3,703	9,876	7,494	414,922
Asset-backed securities	237,796	4	9,298	3,502	232,004
Total	1,490,263	19,357	24,402	23,025	1,508,243

31.12.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Investments held to maturity					
Fixed-income securities					
Government debt securities of EU member states	52,922	–	1,355	813	52,380
US treasury notes	358,281	4,455	–	2,942	365,678
Other foreign government debt securities	6,648	84	–	25	6,757
Debt securities issued by semi-governmental entities	455,039	8,305	1,709	9,402	471,037
Corporate securities	446,116	7,290	3,150	11,536	461,792
Asset-backed securities	252,169	90	3,246	6,164	255,177
Total	1,571,175	20,224	9,460	30,882	1,612,821

Amortised cost, unrealised gains and losses and accrued interest on loans and receivables as well as their fair value

30.9.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	29,307	81	1,006	281	28,663
Debt securities issued by semi-governmental entities	249,603	588	12,167	5,299	243,323
Corporate securities	508,680	614	19,185	11,237	501,346
Asset-backed securities	430,304	1,776	15,870	7,857	424,067
Total	1,217,894	3,059	48,228	24,674	1,197,399

31.12.2006

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Loans and receivables					
Government debt securities of EU member states	19,979	–	468	168	19,679
Debt securities issued by semi-governmental entities	220,901	191	9,471	2,755	214,376
Corporate securities	368,929	989	11,325	5,435	364,028
Asset-backed securities	293,129	1,173	10,011	4,297	288,588
Total	902,938	2,353	31,275	12,655	886,671

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair va ue

30.9.2007

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	873,248	897	10,737	13,058	876,466
US treasury notes	1,517,830	15,185	3,377	11,946	1,541,584
Other foreign government debt securities	340,651	1,059	2,141	2,843	342,412
Debt securities of semi-governmental entities	3,195,216	12,395	46,782	56,296	3,217,125
Corporate securities	3,430,904	22,874	108,426	65,432	3,410,784
Asset-backed securities	2,183,316	9,545	56,717	35,248	2,171,392
From investment funds	837,560	14,484	41,115	13,468	824,397
	12,378,725	76,439	269,295	198,291	12,384,160
Equity securities					
Shares	367,364	86,208	10,546	–	443,026
From investment funds	1,213,283	183,770	8,488	–	1,388,565
	1,580,647	269,978	19,034	–	1,831,591
Short-term investments	1,190,207	1	–	791	1,190,999
Total	15,149,579	346,418	288,329	199,082	15,406,750

Amortised cost, unrealised gains and losses and accrued interest on the portfolio of investments classified as available for sale as well as their fair value

31.12.2006					
Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Accrued interest	Fair value
Available for sale					
Fixed-income securities					
Government debt securities of EU member states	980,946	1,747	12,241	15,982	986,434
US treasury notes	1,899,898	3,215	25,662	22,933	1,900,384
Other foreign government debt securities	289,217	608	1,780	2,068	290,113
Debt securities of semi-governmental entities	3,360,131	11,949	47,231	50,403	3,375,252
Corporate securities	3,801,556	27,667	64,041	72,280	3,837,462
Asset-backed securities	1,864,670	12,471	27,381	25,539	1,875,299
From investment funds	784,131	17,234	15,472	11,313	797,206
	12,980,549	74,891	193,808	200,518	13,062,150
Equity securities					
Shares	428,788	76,980	2,491	–	503,277
From investment funds	944,959	138,076	241	–	1,082,794
	1,373,747	215,056	2,732	–	1,586,071
Short-term investments	720,482	–	–	805	721,287
Total	15,074,778	289,947	196,540	201,323	15,369,508

Fair value of financial assets at fair value through profit or loss before and after accrued interest as well as accrued interest on such financial assets

30.9.2007			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,828	231	10,059
Corporate securities	146,081	1,230	147,311
Asset-backed securities	1,485	-	1,485
	157,394	1,461	158,855
Other financial assets			
Derivative financial instruments	21,508	–	21,508
Total	178,902	1,461	180,363

31.12.2006			
Figures in EUR thousand	Fair value before accrued interest	Accrued interest	Fair value
Financial assets at fair value through profit or loss			
Debt securities of semi-governmental entities	9,488	231	9,719
Corporate securities	150,611	1,683	152,294
Asset-backed securities	4,431	19	4,450
	164,530	1,933	166,463
Equity securities			
From investment funds	10,207	–	10,207
Other financial assets	-	–	–
Derivative financial instruments	22,368	–	22,368
Total	197,105	1,933	199,038

Derivative financial instruments

As at 30 September 2007 Hannover Re is reporting as financial assets at fair value through profit or loss technical derivatives previously recognised in the trading portfolio in an amount of EUR 21.5 million (31 December 2006: EUR 22.4 million) that were separated from the underlying transaction and measured at fair value. The figures for the corresponding period of the previous year have been adjusted accordingly retrospectively.

Trading portfolio

Put options on the Dax and EuroStoxx 50 indices with an expiry date of 18 April 2008 were bought in the third quarter. These instruments serve as a partial hedging strategy within the equity portfolio. The purchase costs amounted to EUR 3.6 million, while the fair value as at the balance sheet date was EUR 3.1 million. The difference was recognised under unrealised gains and losses in investment income.

Investment income

Figures in EUR thousand	2007	2006
	30.9.	30.9.
Real estate	1,255	15,202
Dividends	32,844	24,622
Interest income on investments	557,108	511,197
Other income	36,131	16,545
Ordinary investment income	627,338	567,566
Profit or loss on shares in associated companies	6,584	2,241
Realised gains on investments	164,304	189,768
Realised losses on investments	60,105	70,077
Unrealised gains and losses	(3,106)	11,282
Depreciation on real estate	413	3,659
Impairments/depreciation on equity securities	8,363	6,861
Impairments on fixed-income securities	4,636	–
Impairments on participating interests and other financial assets	–	4,170
Other investment expenses	40,615	42,489
Net income from assets under own management	680,988	643,601
Interest income on funds withheld and contract deposits	194,584	187,623
Interest expense on funds withheld and contract deposits	28,014	33,931
Total investment income	847,558	797,293

The impairments of EUR 13.0 million were attributable entirely to assets classified as available for sale. Impairments of EUR 4.6 million taken on fixed-income securities related to structured products connected with the crisis on the US housing market in respect of which Hannover Re identified a risk of default. In addition, an impairment of EUR 8.4 million was recognised on equities whose fair value had fallen significantly, i.e. by at least 20%, or for a prolonged period, i.e. at least nine months, below acquisition cost.

Interest income on investments

Figures in EUR thousand	2007	2006
	30.9.	30.9.
Fixed-income securities – held to maturity	50,260	59,082
Fixed-income securities – loans and receivables	32,018	21,204
Fixed-income securities – available for sale	429,464	422,531
Financial assets – at fair value through profit or loss	4,949	3,364
Other	40,417	5,016
Total	557,108	511,197

5.2 Investment risks

Risks in the investment sector consist primarily of market, credit and liquidity risks. The most significant market price risks are share price, interest rate and currency risks. The "value at risk" (VaR) is a vital tool used for managing market price risks. The VaR is determined on the basis of historical data, e.g. for the volatility. As part of these calculations the probability of losing a certain portion of our portfolio is calculated. The calculation of this maximum loss potential is performed with a confidence level of 95% and a holding period of ten days. Our range of management tools is complemented by stress tests and sensitivity analyses. The VaR is as follows:

Value at Risk [1] in the Hannover Re Group


in %
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Q4/2006
Q1/2007
Q2/2007
Q3/2007

[1] *VaR upper limit according to Hannover Re's investment guidelines: 2.5%*

Currency risks are of considerable importance to an internationally operating reinsurance enterprise that writes a significant proportion of its business in foreign currencies. These risks are, however, largely neutralised since we systematically adhere to the principle of matching currency coverage.

Interest rate risks refer to an unfavourable change in the value of financial assets held in the portfolio due to changes in the market interest rate level. Declining market yields lead to increases and rising market yields to decreases in the fair value of fixed-income securities portfolios. One of the central objectives of our strategy in this regard is to match cash flows on the assets and liabilities sides as closely as possible. Quantitative support for this strategy is provided by our dynamic financial analysis model as well as a broad diversity of value at risk calculations. In addition, tightly defined tactical duration ranges are in place, within which asset managers can position themselves opportunistically according to their market expectations. The parameters for these ranges are directly linked to the risk-carrying capacity of the Hannover Re Group.

Share price risks derive from unfavourable changes in the value of equities and equity or index derivatives due, for example, to downward movements on particular stock indices. We spread these risks through systematic diversification across various sectors and regions.

Credit risks may arise out of a failure to pay (interest and/or capital repayment) or change in the credit status (rating downgrade) of issuers of securities. We attach vital importance to credit assessment conducted on the basis of the quality criteria set out in the investment guidelines.

The liquidity risk refers to the risk that it may not be possible to sell holdings or close open positions due to the illiquidity of the markets – or to do so only with delays or price markdowns – as well as the risk that the traded volumes influence the markets in question. Regular liquidity planning and a liquid asset structure ensure that Hannover Re is able to make the necessary payments at all times. We manage the liquidity risk inter alia by allocating a liquidity code to every security. The spread of investments across the various liquidity classes is specified in the monthly investment reports and controlled by limits.

Weighing of major asset classes [1]

Asset classes	Parameter as per investment guidelines	30.9.2007
Bonds (direct holdings and investment funds)	at least 50.0%	78.6%
Listed equities (direct holdings and investment funds)	at most 17.5%	9.4%
Real estate	at most 5.0%	0.1%

[1] Calculated on a fair value basis

For details of the rating structure of our fixed-income securities and an analysis of selected scenarios for changes in the fair value of our securities as at the balance sheet date please see the explanatory notes in the risk report.

5.3 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,947 (31 December 2006: 1,988). Of this number, 891 were employed in Germany in the reporting period and 1,056 were employed at the consolidated Group companies abroad; as at the balance sheet date the discontinued operations accounted for 249 staff. Following their disposal in the second quarter they are no longer included in the staff numbers.

5.4 Shareholders' equity and minority interests

Shareholders' equity is shown as a separate component of the financial statement in accordance with IAS 1 "Presentation of Financial Statements" and subject to IAS 32 "Financial Instruments: Disclosure and Presentation" in conjunction with IAS 39 "Financial Instruments: Recognition and Measurement". The change in shareholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

The shareholders' equity (share capital of the parent company) amounts to EUR 120,597,134.00. It is divided into 120,597,134 voting and dividend-bearing registered no-par-value shares. The shares are paid in in full.

Minority interests are established in accordance with the shares held by companies outside the Group in the shareholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009.

New individual registered shares may be issued on one or more occasions for contributions in cash or kind. Of the total amount, up to EUR 1,000 thousand may be used to issue employee shares.

In addition, conditional capital of up to EUR 60,299 thousand is available. It can be used to grant shares to holders of convertible bonds and bonds with warrants as well as to holders of participating rights or participating bonds with conversion rights and warrants and has a time limit of 11 May 2011.

5.5 Treasury shares

IAS 1 requires separate disclosure of treasury shares in shareholders' equity. By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 3 May 2007, the company was authorised until 31 October 2008 to acquire treasury shares of up to 10% of the share capital existing on the date of the resolution. The company did not hold treasury shares at any time during the reporting period.

5.6 Earnings per share

Basic and diluted earnings per share

	2007			2006		
	1.1.–30.9.			1.1.–30.9.		
	Result (in EUR thousand)	No. of shares	Per share (in EUR)	Result (in EUR thousand)	No. of shares	Per share (in EUR)
Group net income						
Weighted average of issued shares		120,597,134			120,597,134	
Earnings per share	589,287	120,597,134	4.89	380,107	120,597,134	3.15
from continuing operations	558,931	120,597,134	4.64	314,910	120,597,134	2.61
from discontinued operations	30,356	120,597,134	0.25	65,197	120,597,134	0.54

6. Transactions with related parties

IAS 24 defines related parties inter alia as parent companies and subsidiaries, subsidiaries of a common parent company, associated companies, legal entities under the influence of management and the management of the company itself. In the year under review the following significant business relations existed with related parties.

HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) indirectly holds a majority interest in Hannover Re through the subsidiaries Talanx AG, HDI Verwaltungs-Service AG and Zweite HDI Beteiligungsgesellschaft mbH, all based in Hannover.

The Hannover Re Group provides reinsurance protection for the HDI Group. To this extent, numerous underwriting business relations exist with related parties in Germany and abroad which are not included in Hannover Re's consolidation. This includes business both assumed and ceded at usual market conditions.

The major reinsurance relationships with related parties in the year under review are listed in the following table.

Business assumed and ceded in Germany and abroad

Figures in EUR thousand	2007	
Related parties	Premium	Underwriting result
Business assumed		
ASPECTA Assurance International AG	14,843	2,245
ASPECTA Assurance International Luxembourg S.A.	24,128	2,713
ASPECTA Lebensversicherung AG	105,571	5,473
ASPECTA Versicherung AG	13,325	(3,605)
CiV Lebensversicherung AG	35,815	490
CiV Versicherung AG	13,292	1,647
Gerling Konzern Allgemeine Versicherungs-AG	91,591	6,194
HDI Asecuracja Towarzystwo Ubezpieczen S.A.	12,809	(132)
HDI Assicurazioni S.p.A.	11,422	3,984
HDI Gerling Lebensversicherung AG	12,256	(2,083)
HDI Gerling Verzekeringen N.V.	21,558	2,996
HDI HANNOVER International España, Cia. de Seguros y Reaseguros S.A.	14,866	1,014
HDI Hannover Versicherung AG	9,536	1,764
HDI Industrie Versicherung AG	130,731	43,589
HDI Sigorta A.S.	5,379	(15,300)
Magyar Posta Biztositó Részvénytársaság	7,323	499
PB Lebensversicherung AG	31,061	(971)
PB Versicherung AG	3,976	(179)
Other companies	6,308	(15)
Total	565,790	50,323
Business ceded		
HDI Industrie Versicherung AG	(601)	(212)
Other companies	(21)	(29)
Total	(622)	(241)

With effect from the 1997 financial year onwards all new business and renewals written on the German market have been the responsibility of E+S Rück, while Hannover Re has handled foreign markets. Internal retrocession arrangements ensure that the percentage breakdown of the business applicable to the previously existing underwriting partnership is largely preserved between these companies.

Within the contractually agreed framework AmpegaGerling Asset Management GmbH performs investment and asset management services for Hannover Re and some of its subsidiaries. Assets in special funds are managed by AmpegaGerling Investment GmbH. AmpegaGerling Immobilien Management GmbH performs services for Hannover Re within the framework of a management contract.

Companies belonging to the Talanx Group granted the Hannover Re Group insurance protection inter alia in the areas of public liability, fire, group accident and business travel collision insurance. Divisions of Talanx AG also performed services for us in the area of general administration. All transactions were effected at usual market conditions.

With regard to the acquisition by Hannover Rück Beteiligung Verwaltungs-GmbH of the 10% stake held by CiV Lebensversicherung AG, a subsidiary of Talanx AG, in E+S Rück and the subsequent resale of 2% of the former's shares to an outside third party, please see our remarks in Section 3 "Consolidated companies and consolidation principles".

7. Other notes

7.1 Contingent liabilities

Hannover Re has secured by subordinated guarantee a subordinated debt in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance, Inc., Wilmington/USA. In February 2004 and May 2005 Hannover Re bought back portions of the subordinated debt in amounts of USD 370.0 million and USD 10.0 million respectively, leaving an amount of USD 20.0 million still secured by the guarantee. Effective 4 June 2007 the issuer bought back the debt from Hannover Re in an amount of USD 380.0 million for the purpose of cancelling the debt. The cancellation process was completed on 17 July 2007.

Hannover Re has placed three subordinated debts on the European capital markets through its subsidiary Hannover Finance (Luxembourg) S.A. Hannover Re has secured by subordinated guarantee both the debt issued in 2001, the volume of which now stands at EUR 138.1 million, and the debts from financial years 2004 and 2005 in amounts of EUR 750.0 million and EUR 500.0 million respectively. For further details we would refer to the relevant information in the consolidated financial statement as at 31 December 2006.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

In July 2004 Hannover Re and the other shareholders sold the participation that they held through Willy Vogel Beteiligungsgesellschaft mbH in Willy Vogel AG. In order to secure the guarantees assumed under the purchase agreement, Hannover Re and the other shareholders jointly gave the purchaser a directly enforceable guarantee for a period until 2009 limited to a total amount of EUR 7.1 million. Furthermore, in the event of a call being made on the guarantee Hannover Re and the other shareholders agreed that settlement would be based upon the ratio of participatory interests.

As security for technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 2,114.7 million (31 December 2006: EUR 2,238.8 million). The securities held in the master trust are shown as available-for-sale investments.

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 2,269.1 million (31 December 2006: EUR 2,684.2 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 79.1 million (31 December 2006: EUR 91.3 million) for E+S Rück and EUR 172.3 million (31 December 2006: EUR 155.0 million) for Hannover Re. These involve primarily private equity funds and venture capital firms.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount. The financing phase was terminated effective 31 December 2004 as per the agreement. The level of Hannover Re's liability as at the date of novation (31 December 2011) in relation to future balance sheet dates may change due to fluctuations in the EURIBOR and discrepancies between the actual settlements and the projections. As at the balance sheet date the estimated amount of the reinsurance commitments remained unchanged at EUR 33.4 million.

7.2 Events after the end of the quarter

Hannover Life Reassurance Bermuda Ltd., based in Hamilton, Bermuda, was established on 10 August 2007. Zweite Hannover Rück Beteiligung Verwaltungs-GmbH holds the shares in the company, which commenced its business operations with effect from 4 October 2007. The object of the company is the writing of life, health, annuity and personal accident reinsurance business as well as the acceptance of blocks of in-force life reinsurance business.

Effective 1 October 2007 Hannover Re acquired the 50% stake held by E+S Rück in Hannover Life Re of Australasia Ltd., Sydney, Australia, for a purchase price of EUR 96.2 million. Hannover Re thus holds all shares in the company.

The extensive fires that raged across the US state of California in the fourth quarter have caused a market loss of at least USD 1.5 billion according to latest estimates. Our net burden of losses from this event is likely to be in the low double-digit millions.

Hannover Re

Karl-Wiechert-Allee 50
30625 Hannover
Germany
Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations
Stefan Schulz

Telephone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
stefan.schulz@hannover-re.com

Investor Relations
Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations
Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

END